Exhibit 99.1

GOLD RESERVE INC.

999 W. Riverside Ave., Suite 401, Spokane, WA 99201

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an interim order (the “Interim Order”) of the Court of King’s Bench of Alberta dated August 20, 2024, a special meeting (the “Meeting”) of the holders (the “Shareholders”) of class A common shares (the “Class A Shares”) of GOLD RESERVE INC. (the “Company”) will be held at the offices of Norton Rose Fulbright US LLP, 1301 Avenue of the Americas, New York, NY, 10019-6022, United States on September 16, 2024 at 12:30 p.m. (Eastern Daylight Time) for the following purposes:

1	to consider pursuant to the Interim Order, and if thought appropriate, to pass with or without variation, a special resolution (the “Arrangement Resolution”) in the form included in the accompanying management information circular (the “Circular”) approving an arrangement (the “Arrangement”) under the provisions of the Business Corporations Act (Alberta), involving the Company and the Shareholders, pursuant to which (i) the Company will be continued under the Companies Act 1981 of Bermuda (the “Companies Act”); (ii) each Class A Share will become and remain a common share of the continued company, Gold Reserve Ltd. (“Gold Reserve Bermuda”); and (iii) the Company will become subject to the laws of Bermuda as if it had originally been incorporated under the Companies Act; and
2	to conduct any other business as may properly come before the Meeting or any adjournment or postponement thereof.

Registered Shareholders who are unable or do not wish to attend the Meeting or any adjournment or postponement thereof in person and who wish to ensure that their Class A Shares will be voted are requested to complete, date, sign and deposit the enclosed form of proxy with Proxy Services, c/o Computershare Investor Services, P.O. Box 43006, Providence, RI 02940-3006. The form of proxy may be transmitted by mail at the address indicated on the form of proxy, by phone at 1-800-652-8683, or electronically using the link or QR code included in the form of proxy. Subject to the discretion of the Chairperson of the Meeting, proxies to be used at the Meeting must be received by September 12, 2024 at 12:30 p.m. (Eastern Daylight Time) or not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to any adjournment or postponement of the Meeting. A form of proxy, Circular and Notice of Application to the Court of King’s Bench of Alberta accompany this Notice of Special Meeting of Shareholders.

Non-registered or beneficial Shareholders (for example, those Shareholders who hold Class A Shares in an account with an intermediary), should follow the voting procedures described in the voting instruction form provided by such intermediary or call the intermediary for information as to how to vote their Class A Shares. For further information with respect to Shareholders who own Class A Shares through an intermediary, see “Voting by Non-Registered Shareholders” in the accompanying Circular.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Circular, including the Arrangement Resolution and the plan of arrangement, which sets forth the details of the Arrangement (the “Plan of Arrangement”).

This Notice of Special Meeting of Shareholders is being mailed or made available to Shareholders entitled to vote at the Meeting, on or about August 26, 2024.

The board of directors of the Company (the “Board”) has fixed the close of business on August 16, 2024 as the record date for the determination of Shareholders entitled to notice of the Meeting and any adjournment or postponement thereof.

AND TAKE NOTICE that pursuant to the Interim Order, dissenting Shareholders in respect of the proposed Arrangement Resolution contemplated in paragraph 1 above are entitled to be paid the fair value of their Class A Shares in respect of which they dissent in accordance with Section 191 of the Business Corporations Act (Alberta) (the “ABCA”), as modified by the Interim Order and Plan of Arrangement. To exercise such right, a dissenting Shareholder must send to the Company a written objection to the Arrangement Resolution, which written objection in respect of such Class A Shares must be received by the Company prior to the Meeting or by the Chairperson at the Meeting and such dissenting Shareholder must otherwise comply with Section 191 of the ABCA, as modified and supplemented by the Interim Order and Plan of Arrangement. A dissenting Shareholder ceases to have any rights as a Shareholder, other than the right to be paid the fair value of such holder’s Class A Shares in the amount agreed to with the Company or in the amount of the judgment, on the earliest of (i) immediately following the Arrangement becoming effective pursuant to the ABCA, (ii) the date of the making of an agreement between the dissenting Shareholder and the Company as to the payment for the dissenting Shareholder’s Class A Shares, and (iii) the date of the pronouncement of an order fixing the fair value of the Class A Shares. These dissent rights are further described in the accompanying Circular in the text of Section 191 of the ABCA included as Appendix F to the Circular. Failure to strictly comply with the requirements of that section, as modified by the Interim Order and Plan of Arrangement, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A non-registered Shareholder desiring to exercise the right of dissent must make arrangements for such Class A Shares beneficially owned to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required or, alternatively, make arrangements for the registered holder of such Class A Shares to dissent on such holder’s behalf. A registered Shareholder, such as a broker, who holds Class A Shares as nominee for non-registered Shareholders, some of whom wish to dissent, must exercise dissent rights on behalf of such non-registered Shareholders with respect to the Class A Shares held for such non-registered Shareholders. In such case, the demand for dissent should set forth the number of Class A Shares covered by it.

In the event that holders of the Class A Shares entitled to vote at the Meeting have exercised rights of dissent in respect of the Arrangement Resolution, the Board may, in its sole discretion, decide not to proceed with the Arrangement.

DATED this 20th day of August, 2024.

BY ORDER OF THE BOARD OF DIRECTORS OF GOLD RESERVE INC.

Paul Rivett

Executive Vice-Chairman

IN THE COURT OF KING'S BENCH OF ALBERTA JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS

CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING GOLD RESERVE INC. AND HOLDERS OF ITS CLASS

A COMMON SHARES

NOTICE OF APPLICATION

NOTICE IS HEREBY GIVEN that an originating application (the “Application”) has been filed with the Court of King's Bench of Alberta, Judicial Centre of Calgary (the “Court”) on behalf of Gold Reserve Inc. (“Gold Reserve”) with respect to a proposed plan of arrangement (the “Plan of Arrangement”) in respect of an arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B9, as amended (the “ABCA”), involving Gold Reserve and the holders (the “Shareholders”) of Class A common shares of Gold Reserve (“Class A Shares”), which Arrangement is described in greater detail in the management information circular of Gold Reserve dated August 20, 2024 accompanying this Notice of Application. At the hearing of the Application, Gold Reserve intends to seek an order:

1.	declaring that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair and reasonable to the persons affected from a substantive and procedural point of view;
2.	approving the Arrangement pursuant to the provisions of Section 193 of the ABCA and pursuant to the terms and conditions of the Plan of Arrangement;
3.	declaring that the registered Shareholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified and supplemented by the interim order of the Court dated August 20, 2024 (the “Interim Order”) and the Plan of Arrangement;
4.	declaring that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA and the issuance of the Proof of Filing therefor under the ABCA, become effective in accordance with its terms and will be binding on and after the effective time of the Arrangement; and
5.	granting such further and other orders, declarations and directions as the Court may deem just.

The Court has been advised that its final order approving the Arrangement, if granted, will constitute for Gold Reserve Ltd., the continued company in Bermuda following the Arrangement (“Gold Reserve Bermuda”), the basis for an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), from the registration requirements of the U.S. Securities Act with respect to the common shares of Gold Reserve Bermuda (“Gold Reserve Bermuda Shares”) to be “offered” (within the meaning of applicable U.S. securities laws) to Shareholders under the Arrangement and, as such, it is impracticable to effect the transformation of the Class A Shares into Gold Reserve Bermuda Shares, as described in the Plan of Arrangement, under any other provisions of the ABCA.

AND NOTICE IS FURTHER GIVEN that the said Application is directed to be heard before a Justice of the Court at the Calgary Courts Centre, 601-5th Street, SW, Calgary, Alberta, Canada, via Webex video conference on September 17, 2024 at 11:30 a.m. (Calgary time) or as soon thereafter as counsel may be heard. Any Shareholder or other interested party desiring to support or oppose the Application may appear at the time of the hearing in person or by counsel for that purpose provided such Shareholder or other interested party files with the Court and serves upon Gold Reserve on or before 5:00 p.m. (Calgary time) on September 9, 2024 (or the business day that is five business days prior to the date of the Meeting (as defined herein) if it is not held on September 16, 2024), a notice of intention to appear (a “Notice of Intention to Appear”) setting out such Shareholder's or interested party's address for service (or alternatively, a facsimile number for service by facsimile or an email address for service by electronic mail) and indicating whether such Shareholder or interested party intends to support or oppose the Application or make submissions thereat, together with a summary of the position such person intends to advocate before the Court and any evidence or materials which are to be presented to the Court. Service of a Notice of Intention to Appear on Gold Reserve is to be effected by delivery to its solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Shareholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a special meeting of the Shareholders (the “Meeting”) for the purposes of such Shareholders voting upon a special resolution to approve the Arrangement and, in particular, has directed that registered Shareholders shall have the right to dissent with respect to the Arrangement under the provisions of Section 191 of the ABCA, as modified by the terms of the Interim Order and the Plan of Arrangement.

AND NOTICE IS FURTHER GIVEN that further notice in respect of these proceedings will only be given to those persons who have filed a Notice of Intention to Appear.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any Shareholder or other interested party requesting the same by the undermentioned solicitors for Gold Reserve upon written request delivered to such solicitors as follows:

Norton Rose Fulbright Canada LLP

400 3rd Avenue SW, Suite 3700

Calgary, Alberta T2P 4H2

Attention: Steven Leitl, KC

DATED at the City of Toronto in the Province of Ontario, this 20th day of August, 2024.

BY ORDER OF THE BOARD OF DIRECTORS OF GOLD RESERVE INC.

(signed) “Paul Rivett”

Paul Rivett

Executive Vice-Chairman Gold Reserve Inc.

GOLD RESERVE INC.

MANAGEMENT INFORMATION CIRCULAR

IMPORTANT NOTES

Securities “offered” (within the meaning of applicable U.S. securities laws) in connection with the Arrangement (as defined below) have not been and will not be registered under the U.S. Securities Act (as defined below). Such securities will instead be “offered” in reliance upon the exemption provided by Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. Securities “offered” in connection with the Arrangement will be freely transferable under U.S. federal securities laws, except for securities held by persons who are deemed to be “affiliates” of the Company (as defined below) for U.S. purposes, or who are deemed to have been “affiliates” of the Company within ninety (90) days prior to the date of completion of the Arrangement. Such securities held by “affiliates” or those deemed to have been “affiliates” of the Company within ninety (90) days prior to the date of completion of the Arrangement may be resold by them only in compliance with the resale provisions of Rule 144 promulgated under the U.S. Securities Act or as otherwise permitted under applicable securities laws.

THE CLASS A COMMON SHARES OF GOLD RESERVE HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, OR PROVINCE OR TERRITORY OF CANADA OR BERMUDA, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION, THE BERMUDA MONETARY AUTHORITY OR ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES OR PROVINCE OR TERRITORY OF CANADA OR BERMUDA PASSED ON THE ADEQUACY OR ACCURACY OF THIS MANAGEMENT INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In deciding how to vote on the Arrangement Resolution (as defined below), Shareholders (as defined below) should rely only on the information contained in this management information circular (this “Circular”). The Company has not authorized any person to provide Shareholders with any information that is different from such information. The information contained in this Circular speaks only as of the date of this Circular, unless otherwise specified.

FORWARD-LOOKING INFORMATION

Certain statements contained in this Circular may constitute forward-looking information under the meaning of applicable securities laws, which are based on the opinions, estimates and assumptions of the Company’s management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information may include matters relating to whether the Arrangement will be completed, the potential benefits of the Arrangement, the timing of the Arrangement, the satisfaction of conditions to the completion of the Arrangement, relevant governmental regulatory regimes, and other expectations of the Company and are often, but not always, identified by the use of words such as “aim”, “anticipate”, “believe”, “budget”, “continue”, “could”, “estimate”, “expect”, “forecast”, “foresee”, “intend”, “may”, “might”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, “strive”, “targeting”, “will” and similar words suggesting future outcomes or statements regarding an outlook.

Such statements reflect the current views of the Company’s management, as the case may be, with respect to future events and, are based on information currently available to the Company, as the case may be, and are subject to certain risks, uncertainties and assumptions, including those discussed below. Many factors could cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking information. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

These risks and uncertainties include, but are not limited to, possible failure to complete the Arrangement, potential tax liabilities (which may be significant) associated with the Arrangement for the Shareholders and/or the Company, change in the rights of Shareholders as a result of the Arrangement, the absence of any event, change or other circumstances that could give rise to not proceeding with the Arrangement, the delay in or increase in cost of completing the Arrangement or the failure to complete the Arrangement for any other reason.

MANAGEMENT SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of GOLD RESERVE INC. (the “Company”) to be voted at the special meeting of Shareholders (as defined below) of the Company (the “Meeting”) to be held on September 16, 2024 at 12:30 p.m. (Eastern Daylight Time), at the offices of Norton Rose Fulbright US LLP, 1301 Avenue of the Americas, New York, NY, 10019-6022, United States, or at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders (the “Notice of Meeting”). The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone or by other means of communication by employees of the Company on behalf of management of the Company. Employees will not receive any extra compensation for such activities. The Company may pay brokers, nominees or other persons holding class A common shares of the Company (the “Class A Shares”) in their name for others for their reasonable charges and expenses in forwarding proxies and proxy materials to beneficial owners of such Class A Shares, and obtaining their proxies. The Company may also retain independent proxy solicitation agents to assist in the solicitation of proxies for the Meeting. The cost of solicitation by management will be borne by the Company. Except where otherwise stated, the information contained herein is given as of August 20, 2024.

The Notice of Meeting, the Notice of Application to the Court of King’s Bench of Alberta (the “Notice of Application”), this Circular, and certain other documents related to the Arrangement are also available for review on the Company’s website at www.goldreserveinc.com under “2024 Special Shareholder Meeting” and under the Company’s profile on SEDAR+ at www.sedarplus.com.

CURRENCY

Unless otherwise indicated, all currency amounts referred to herein are stated in U.S. dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the enclosed form of proxy are directors and/or officers of the Company. A Shareholder (as defined below) submitting a proxy has the right to appoint a person or company, who need not be a Shareholder, to represent the Shareholder at the Meeting other than the persons designated in the form of proxy furnished by the Company. To exercise this right, the Shareholder may either (i) insert the name of the desired representative in the blank space provided in the form of proxy attached to this Circular or (ii) submit another appropriate form of proxy permitted under applicable law.

The completed proxy will be deemed valid when deposited at the office of Proxy Services, c/o Computershare Investor Services, P.O. Box 43006, Providence, RI 02940-3006 not later than 48 hours preceding the Meeting or any adjournment or postponement thereof. Shareholders should carefully follow the voting instructions as outlined in the form of proxy or Voter Instruction Form (as defined below) that they receive, as the case may be.

See “Voting by Non-Registered Shareholders” below for a discussion of how non-registered or beneficial Shareholders (i.e. Shareholders that hold their Class A Shares through an account with a bank, broker or other nominee in “street name”) may appoint proxies.

You may revoke or change your proxy at any time before it is exercised at the Meeting. In the case of Shareholders appearing on the registered shareholder records of the Company, a proxy may be revoked at any time prior to its exercise by delivering a written notice of revocation or another signed proxy bearing a later date to the Secretary of the Company at its principal executive office located at 999 W. Riverside Avenue, Suite 401, Spokane, Washington 99201, USA not later than 48 hours preceding the Meeting or any adjournment or postponement thereof. You may also revoke your proxy by giving notice or by voting in person at the Meeting; your attendance at the Meeting, by itself, is not sufficient to revoke your proxy. The time limit for deposit of proxies may be waived or extended by the Chairperson of the Meeting at his or her discretion, without notice.

Shareholders that hold their Class A Shares through an account with a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee in revoking their previously deposited proxies.

EXERCISE OF DISCRETION BY PROXIES

The Class A Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Class A Shares will be voted accordingly. IN THE ABSENCE OF SUCH CHOICE BEING SPECIFIED, SUCH CLASS A SHARES WILL BE VOTED “FOR” THE MATTERS SPECIFICALLY IDENTIFIED IN THE NOTICE OF SPECIAL MEETING OF SHAREHOLDERS ACCOMPANYING THIS CIRCULAR.

The persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. If any other matters are properly presented for consideration at the Meeting, or if any of the identified matters are amended or modified, the individuals named as proxies on the enclosed form of proxy will vote the Class A Shares that they represent on those matters as recommended by management of the Company. If management of the Company does not make a recommendation, then they will vote in accordance with their best judgment. As of the date of this Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company’s issued and outstanding shares consist of Class A Shares. Holders of Class A Shares (the “Shareholders”) are entitled to one vote per share and may vote on all matters to be considered and voted upon at the Meeting or any adjournment or postponement thereof. The Company has set the close of business on August 16, 2024 (the “Record Date”) as the record date for the Meeting. As of August 16, 2024, there were 112,849,914 issued and outstanding Class A Shares.

The Company will prepare a list of Shareholders of record at the Record Date. Shareholders will be entitled to vote the Class A Shares then registered in their name at the Meeting except to the extent that (a) the Shareholder has transferred the ownership of any Class A Shares after the Record Date but before the

Meeting, and (b) the transferee of those Class A Shares, in accordance with the Business Corporations Act (Alberta) (the “ABCA”), produces properly endorsed share certificates, or otherwise establishes ownership of the Class A Shares, and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote the Class A Shares at the Meeting or any adjournment or postponement thereof.

To the knowledge of the directors and executive officers of the Company, as of August 16, 2024, the only persons, firms or corporations that beneficially owned, or exercised control or direction, directly or indirectly, over more than 10% of the voting rights attached to the Class A Shares were:

Number of Class A Percentage of Class A

Shareholder Name Shares Held Shares Issued (1)

Greywolf Capital Management LP (2)	29,086,828	25.8%
Greywolf Event Driven Master Fund	6,384,948	5.7%
Greywolf Overseas Intermediate Fund	2,924,344	2.6%
Greywolf Strategic Master Fund SPC, Ltd. – MSP9	9,330,589	8.3%
Greywolf Strategic Master Fund SPC, Ltd. – MSP5	2,322,303	2.1%
GWC Select Opportunities SPC, Ltd. – SP5	5,972,263	5.3%
Greywolf Opportunities Master Fund II LP	2,152,381	1.9%
Camac Capital, LLC (3)	18,326,903	16.2%
Camac Fund, LP	9,275,204	8.2%
Camac Fund II, LP	9,051,699	8.0%

(1)	Based on the number of Class A Shares outstanding on August 16, 2024.
(2)	The number of Class A Shares held is based on publicly available information filed with the U.S. Securities and Exchange Commission last filed on July 11, 2024.
(3)	The number of Class A Shares held is based on publicly available information on the System for Electronic Disclosure by Insiders last updated on July 5, 2024.

A quorum for the transaction of business at any meeting of Shareholders shall be at least two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent Shareholder so entitled to vote thereat, and representing, in the aggregate, not less than five percent (5%) of the outstanding shares of the Company carrying voting rights at the meeting; provided that, if there should be only one Shareholder entitled to vote at any meeting of Shareholders, the quorum for the transaction of business at the meeting of Shareholders shall consist of such Shareholder.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered Shareholders at the close of business on the Record Date or the persons they designate as their proxies are permitted to vote at the Meeting. In many cases, however, the Class A Shares owned by a person (a “non-registered Shareholder”) are registered either: (a) in the name of an intermediary (an “Intermediary”) that the non-registered Shareholder deals with in respect of the Class A Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators (“NI 54-101”), the Company has distributed copies of this Circular and the accompanying Notice of Meeting, Notice of

Application and form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to non-registered Shareholders of Class A Shares.

Intermediaries are required to forward the Meeting Materials to non-registered Shareholders unless a nonregistered Shareholder has waived the right to receive them. Intermediaries will often use service companies to forward the Meeting Materials to non-registered Shareholders. Generally, non-registered Shareholders who have not waived the right to receive the Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered Shareholder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered Shareholder when submitting the proxy. In this case, the nonregistered Shareholder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under “Appointment and Revocation of Proxies”; or
(b)	be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow. Typically, the non-registered Shareholder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the nonregistered Shareholder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered Shareholders to direct the voting of the Class A Shares they beneficially own. Should a non-registered Shareholder who receives either form of proxy, wish to vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered Shareholder), the non-registered Shareholder should strike out the persons named in the form of proxy and insert the non-registered Shareholder’s name, or such other person’s name, in the blank space provided. Non-registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

A non-registered Shareholder may revoke a form of proxy or Voting Instruction Form given to an Intermediary by contacting the Intermediary through which the non-registered Shareholder’s Class A Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy form or Voting Instruction Form, the written notice should be received by the Intermediary well in advance of the Meeting.

Under NI 54-101, non-registered Shareholders or “beneficial” Shareholders are either “objecting beneficial owners” or “OBOs”, who object to the disclosure by Intermediaries of information about their ownership in the Company, or “non-objecting beneficial owners” or “NOBOs”, who do not object to such disclosure. The Company is not sending the Meeting Materials (including any request for voting instructions made by an Intermediary) directly to NOBOs and does not intend to pay for proximate intermediaries to send such materials to OBOs. Accordingly, OBOs will not receive the Meeting Materials unless the given OBO’s Intermediary assumes the costs of delivery.

BUSINESS OF THE MEETING Approval of the Arrangement

General

The Company currently exists under the laws of the province of Alberta pursuant to the ABCA. Pursuant to a plan of arrangement (the full text of which being appended hereto as Appendix A, the “Plan of Arrangement”), the board of directors of the Company (the “Board”) proposes to continue the Company out of Alberta such that it is no longer governed by the ABCA, and into Bermuda such that it is governed by the Companies Act 1981 of Bermuda (the “Companies Act”) (collectively, the “Arrangement”). The Arrangement will not create a new legal entity, nor will it affect the continuity of the Company. Throughout this “Business of the Meeting” section, for greater certainty, the term “Company” refers to Gold Reserve Inc., being the Company as it exists prior to the completion of the Arrangement, and “Gold Reserve Bermuda” refers specifically to Gold Reserve Ltd., being the continued company following the Arrangement. Further, the term “Shareholders” includes holders of Class A Shares as well as holders of Gold Reserve Bermuda Shares (as defined below), as the context requires.

At the Meeting, and in accordance with the interim order of the Alberta Court of King’s Bench (the “Court”) in respect of the Arrangement (the full text of which being appended hereto as Appendix B, the “Interim Order”), the Company will seek approval of the Arrangement Resolution (as defined below) as a special resolution of the Shareholders. If the Shareholders approve the Arrangement Resolution, this will mean that the Shareholders approve and authorize the Board, subject to receipt of the final order of the Court approving the Arrangement (the “Final Order”), to effect the Arrangement pursuant to the Plan of

Arrangement by, among other things, applying for the continuance out of Alberta pursuant to the ABCA, and the continuance into Bermuda pursuant to the Companies Act (collectively, the “Continuance”), and all transactions contemplated thereby, including approving the Memorandum of Continuance of Gold Reserve Bermuda (the “Memorandum”) and the general Bermuda bye-laws of Gold Reserve Bermuda (the “Bye-Laws”) adopted by the Board to be filed under the Companies Act as required in connection with the Arrangement, which documents would replace the current ABCA articles of the Company (the

“Existing Articles”) and current by-laws of the Company (the “Existing By-Laws”). The proposed Memorandum is set out as Appendix C to this Circular, and the proposed Bye-Laws are set out as Appendix D to this Circular.

The Arrangement Resolution permits the Board not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the ABCA (the “Effective Time”), and, if it is approved by Shareholders at the Meeting, the Board may revoke the Arrangement Resolution without further approval of the Shareholders.

Pursuant to the Exchange Control Act 1972, an initial application must be made by the Company to the Bermuda Monetary Authority (the “BMA”) seeking permission for the shareholders of the Company to be shareholders of Gold Reserve Bermuda in connection with the Continuance, such filing to include: a) a statement of the proposed business of Gold Reserve Bermuda; b) information concerning the beneficial owners of Gold Reserve Bermuda; and c) a copy of the legal opinion of the Company’s Alberta counsel confirming that all necessary authorisations under the laws of Alberta have been obtained to allow the Company to continue into Bermuda as Gold Reserve Bermuda (the “BMA Approval”).

Under the Companies Act, each company must have its registered office in Bermuda. Accordingly, upon the completion of the Arrangement, the Company will change its registered office from its current registered office in Calgary, Alberta to an office located in Bermuda with immediate effect.

Upon completion of the Arrangement, Gold Reserve Bermuda would be an exempted company limited by shares governed by the Companies Act. The Arrangement would affect certain of the rights of Shareholders as they currently exist under the ABCA – see “Comparison of Shareholder Rights” below. Shareholders should consult their legal, tax and investment advisors regarding the implications of the Arrangement which may be of particular importance to them.

Rationale for the Arrangement

The Board believes that the Arrangement is beneficial to the Company and its Shareholders because the Company will receive more favourable tax treatment in Bermuda. The Company has no significant business operations in Canada. As a result, there is no reason for it to be incorporated and reside there and thereby be potentially subject to Canadian income taxes or for it to bear the compliance costs associated with being a Canadian resident for tax purposes. The Company’s Class A Shares are listed and traded on the TSXV and eligible for trading on the OTCQX and the Gold Reserve Bermuda Shares are intended to continue to be so listed, and Gold Reserve Bermuda will remain subject to applicable TSXV and OTCQX listing requirements; however, the continued listing on the TSXV does not require it be incorporated or remain in Canada, and we expect that Gold Reserve Bermuda Shares will continue to be traded on the OTCQX immediately following the Continuance.

Under existing Canadian tax law, the Company incurs corporate income tax on its worldwide net income. After the Arrangement, Gold Reserve Bermuda would be subject to Bermuda tax laws and would only be taxable in Canada if any portion of its worldwide income was attributable to Canada. Currently, the Company does not expect that a material portion of its worldwide income will be attributable to Canada. By completing the Arrangement, the Company will be able to take advantage of the favourable tax treatment afforded to Bermuda exempted companies under Bermuda law. At the present time, Gold Reserve Bermuda would not be subject to Bermuda tax computed on profit, income, any capital assets, gain or appreciation, or any tax in the nature of an estate duty or inheritance, in each case payable by a Bermuda exempted company or any of its shareholders who are not resident in Bermuda. See “Certain Risk Factors Associated with the Arrangement”, “Bermuda Tax Regime”, “Certain Canadian Federal Income Tax Considerations Related to the Arrangement” and “Certain United States Federal Income Tax Considerations Related to the Arrangement”.

When management of the Company determined that it would be beneficial for the Company to continue its existence outside of Canada, the Company evaluated a number of potential alternate jurisdictions that were considered favourable bases for an international operation from tax, legal, cost, reputation and other perspectives. Bermuda was selected because it is a well-developed, and politically and economically stable, international business and financial centre with a large number of public companies incorporated within its jurisdiction, and its corporate laws are based in English law and well-regarded as being based in sound legal and business principles.

From an investment perspective, Bermuda was deemed favourable because of its limited foreign ownership and investment restrictions.

Recommendation of the Board

The Board has considered the Arrangement, has concluded that the Arrangement is in the best interests of the Company and its Shareholders and, as such, has authorized submission of the Arrangement Resolution to the Shareholders for approval and to the Court for the Final Order.

In coming to its conclusion and recommendations, the Board considered, among others, the following factors:

1.	the rationale for the Arrangement as outlined herein; and
2.	the Shareholders that oppose the Arrangement may, subject to compliance with certain conditions, dissent with respect to the Arrangement Resolution and be entitled to be paid the fair value for their Class A Shares in accordance with Section 191 of the ABCA and the Interim Order.

The Board recommends that the Shareholders vote “FOR” the Arrangement Resolution.

Effects of the Arrangement

While the rights and privileges of shareholders of a Bermuda company are, in certain instances, comparable to those of shareholders of an Alberta corporation, there are material differences between Alberta corporate law and Bermuda corporate law with respect to shareholders’ rights, and the laws of Bermuda, including the Companies Act (collectively, “Bermuda Law”) may offer Shareholders more or less protection depending on the particular matter.

Applicable Corporate Law

Pursuant to the Plan of Arrangement, at the Effective Time, the Company will be discontinued from the Province of Alberta, its legal jurisdiction will be Bermuda, and all matters of corporate law will be determined under the Companies Act. Gold Reserve Bermuda will no longer be subject to the provisions of the ABCA and will be an exempted company limited by shares under the Companies Act, as if it had been originally incorporated and registered under the Companies Act as an exempted company limited by shares.

Business and Operations

If the Arrangement becomes effective, the Company will effect a change in its legal domicile under the Companies Act, but its business and operations will not change as a result of the Arrangement. The Arrangement will not create a new legal entity nor affect the continuity of the Company.

Assets, Liabilities, Obligations

By operation of the Companies Act, at the Effective Time, all of the assets, property, rights, liabilities and obligations of the Company immediately before the Arrangement will continue to be the assets, property, rights, liabilities and obligations of Gold Reserve Bermuda, continued pursuant to the Companies Act. Pursuant to section 132 E(1) of the Companies Act and as required to receive the approval of the Continuance by the Registrar of Corporations of Alberta (or a Deputy Registrar of Corporations appointed under the ABCA, collectively, the “Alberta Registrar”), the Company’s property will continue to be the property of Gold Reserve Bermuda; Gold Reserve Bermuda will continue to be liable for its obligations; any existing cause of action, claim or liability to prosecution of the Company will be unaffected; a civil, criminal or administrative action or proceeding pending by or against the Company may be continued to be prosecuted by or against Gold Reserve Bermuda; and a conviction against, or ruling, order or judgment in favour of or against the Company may be enforced by or against Gold Reserve Bermuda.

Board of Directors

Upon the Arrangement being effective, the directors and officers of Gold Reserve Bermuda will remain unchanged; however, the rules governing election, duties, filling of vacancies, resignations and removal of Gold Reserve Bermuda’s directors and officers will be as set out in the Bye-Laws and the Companies Act.

Reporting Issuer

The Arrangement will not affect the Company’s status as a reporting issuer under the securities legislation of any jurisdiction in Canada, and Gold Reserve Bermuda will remain subject to the requirements of such legislation. Upon completion of the Arrangement, we expect that the post-Arrangement common shares of Gold Reserve Bermuda (the “Gold Reserve Bermuda Shares”) will continue to be listed on the TSXV under the symbol “GRZ”, and eligible for trading on the OTCQX under the symbol “GDRZF”.

Outstanding Shares

The number of Class A Shares a Shareholder owns (or has rights to acquire) and the percentage ownership such Shareholder has of the Company will not change as a result of the Arrangement. Pursuant to the Plan of Arrangement, at the Effective Time, the holder of one Class A Share will continue to hold one Gold Reserve Bermuda Share domiciled in the new jurisdiction for each Class A Share held. The existing share certificates or DRS advices representing Class A Shares will not be cancelled. All non-dissenting Shareholders will be treated exactly the same under the Arrangement with respect to the number of Class A Shares a Shareholder owns (or has rights to acquire). Following the completion of the Arrangement, each Shareholder will have the same ownership interest in Gold Reserve Bermuda that the Shareholder had in the Company prior to the Arrangement. As of the Effective Time, holders of convertible securities of the Company, including any options, will continue to hold convertible securities to purchase Gold Reserve Bermuda Shares on substantially the same terms.

If made, the Final Order will constitute the basis for an exemption from registration, under Section 3(a)(10) of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and applicable exemptions under state securities laws, with respect to the Arrangement.

The Plan of Arrangement is attached as Appendix A to this Circular. Readers are encouraged to carefully review the Plan of Arrangement, as it contains the specific terms and conditions governing the Arrangement.

Share Capital

Following the completion of the Arrangement, the rights of Shareholders would be governed by the Memorandum, Bye-Laws and Bermuda Law, including the Companies Act. The following is an overview of the attributes of the Gold Reserve Bermuda Shares and is subject to the Memorandum, Bye-Laws and Bermuda Law. Management believes that these attributes are, in most material respects, similar to the attributes of Class A Shares that the Shareholders currently enjoy under the ABCA. Though the Company has intended to describe and compare all material attributes, there can be no assurance that the Company has been able to identify all material attributes nor that any or all Shareholders would agree that the Company has properly identified attributes as material. The Company recommends that Shareholders review the attributes with their advisors.

The proposed Memorandum and Bye-Laws provide for Gold Reserve Bermuda to be registered with an authorized share capital comprising 500,000,000 common shares, each with a par value of $0.01. The Companies Act requires that the amount of capital with which an exempted company is registered be divided into shares of a certain fixed amount (nominal or par value). As the current authorized share capital of the Company pursuant to the ABCA is an unlimited number of common shares and an unlimited number of preferred shares without par value, management has recommended that the authorized share structure upon the Arrangement remain as similar as is permissible under the Companies Act to the current structure. Upon the completion of the Arrangement, there would be transferred to the share capital account of the Gold Reserve Bermuda Shares the whole of the capital paid-up on the Class A Shares. Although not required by the Companies Act, the Bye-Laws will require shares to be issued as fully-paid and nonassessable.

Regulatory and Other Approvals

As outlined under “Procedure For The Arrangement to Become Effective”, the Continuance is subject to the authorization of the Alberta Registrar, the authorization of the BMA, the registration by the Bermuda Registrar of Companies (the “Bermuda Registrar”), the approval of the Shareholders, the issuance of the Final Order and the acceptance of the TSXV. The Alberta Registrar is empowered to authorize the change of jurisdiction if, among other things, the Alberta Registrar is satisfied that the change of jurisdiction will not adversely affect the Company’s creditors or Shareholders and that the Bye-Laws contain remedies for Shareholders that are substantially similar to the remedies available to Shareholders under the ABCA for oppressive conduct of the Company (as Gold Reserve Bermuda), derivative actions and dissenting and appraisal rights.

There is no certainty that all conditions precedent to the completion of the Arrangement will be satisfied or waived, or as to the timing of their satisfaction or waiver. In particular, the completion of the Arrangement is subject to the approvals of third parties as described above. If the Company cannot obtain these approvals, the Arrangement will not occur. A delay in fulfilling these conditions may delay the completion of the Arrangement.

Comparison of Shareholder Rights

Attached as Appendix E is a summary of certain principal differences between (a) Alberta law; and (b) Bermuda Law that could materially affect the rights of Shareholders. This summary is not, however, intended to be complete, is qualified in its entirety by reference to the ABCA, the Companies Act and the governing corporate instruments of the Company and Gold Reserve Bermuda and should not be considered as legal advice to any particular Shareholder. A Shareholder who has any questions about such matters should consult with the Shareholder’s own advisors.

Procedure for the Arrangement and Continuance to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA on the terms and conditions set forth in the Plan of Arrangement. The following procedural steps must be taken in order for the Arrangement to become effective:

1.	the Arrangement Resolution must be approved by the Shareholders in the manner set forth in the Interim Order;

2.	the Court must grant the Final Order approving the Arrangement;

3.	all conditions to the completion of the Arrangement must be satisfied, including TSXV acceptance of the Arrangement (subject to customary conditions), approval by the Alberta Registrar of the Continuance upon being satisfied that the Continuance will not adversely affect creditors or Shareholders and that either the laws of Bermuda or the Bye-Laws of Gold Reserve Bermuda contain remedies for Shareholders that are substantially similar to the remedies available to Shareholders under the ABCA for oppressive conduct of the Company, derivative actions and dissenting and appraisal rights;

4.	the Final Order and articles of arrangement in the form prescribed by the ABCA (the “Articles of Arrangement”) must be filed with the Alberta Registrar;

5.	following approval of the Arrangement Resolution, and following receipt of the BMA Approval, the Company must file an application with the Bermuda Registrar of Companies (the “Bermuda Registrar”) for registration of the Continuance and its existence as an exempted company limited by shares under the Companies Act, such application to include: a) the signed Memorandum; b) the registered office address in Bermuda; c) the financial statements, together with d) the appropriate annual government fee and e) the requisite filing fee.

6.	on the date shown on its certificate of continuance issued by the Bermuda Registrar (the “Bermuda Certificate”), Gold Reserve Bermuda is registered by way of continuance as an exempted company limited by shares under the Companies Act, and will continue as if it had been incorporated under the Companies Act, and following the filing of the Bermuda Certificate with the Alberta Registrar and receipt of a certificate of discontinuance under the ABCA, will cease to be a corporation within the meaning of the ABCA.

On or following the effective date of the Arrangement (the “Effective Date”), Gold Reserve Bermuda will file the Bermuda Certificate with the Alberta Registrar, who will then issue a certificate of discontinuance under the ABCA.

Shareholder Approval

The Arrangement is subject to various conditions including Shareholder approval, by way of special resolution, of the Arrangement and the proposed Memorandum and Bye-Laws. A copy of the Arrangement resolution to be presented for approval at the Meeting (the “Arrangement Resolution”) is set out below under “Arrangement Resolution”.

Pursuant to the terms of the Interim Order, the Arrangement Resolution must be approved by at least 66 and 2/3% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board, without further notice to or approval of the Shareholders, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution for any reason at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA.

Court Approval

On August 20, 2024, the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached as Appendix B to this Circular. Subject to the Board’s discretion not to proceed, if the Arrangement Resolution is approved at the Meeting in the manner required by the Interim Order, the Company will make application to the Court for approval of the Arrangement and the Final Order at the Calgary Courts Centre, 601-5th Street, SW, Calgary, Alberta, Canada, via Webex video conference on September 17, 2024 at 11:30 a.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Application for the Final Order accompanies this Circular.

At the hearing, any Shareholder and any other interested party who wishes to appear may do so, subject to filing with the Court and serving upon the Company a Notice of Intention to Appear, including an address for service and indicating whether such Shareholder or other interested party intends to support or oppose the application or make submissions thereat, together with a summary of the position such Shareholder or other interested party intends to advocate before the Court and any evidence or materials which such party intends to present to the Court on or before 5:00 p.m. (Calgary time) on September 9, 2024 (or 5:00 p.m. (Calgary time) on the Business Day (as defined in the Plan of Arrangement) that is five Business Days prior to the date of the Meeting if it is not held on September 16, 2024). Service of such notice shall be effected by service upon the solicitors for the Company: Norton Rose Fulbright Canada LLP, 400 3rd Avenue SW, Suite 3700, Calgary, Alberta, T2P 4H2 Canada, Attention: Steven Leitl, KC. See the Notice of Application included with this Circular.

The Company has been advised by its counsel that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the terms and conditions of the Arrangement, and procedures relating thereto, both from a substantive and procedural point of view, to the Shareholders and any other interested party as the Court determines appropriate. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Under Canadian law, for the Court to grant the Final Order, the Court must conclude, among other things, that the Arrangement is fair and reasonable to the Shareholders participating in the Arrangement. The Company may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to it.

Securities Laws Matters

Canada

Any restrictions on the resale of securities of the Company applicable under Canadian securities laws before the Arrangement will continue to apply after completion of the Arrangement.

United States

The Arrangement has not been and will not be registered under the U.S. Securities Act, but will be made in reliance upon an exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. The Company will advise the Court in advance that its approval of the Arrangement will be relied upon by the Company as a court approval of the Arrangement for the purpose of qualifying for the exemption from the registration requirements of the U.S. Securities Act. In connection with the Arrangement, each Class A Share outstanding immediately prior to the Arrangement shall become and remain as one Gold Reserve Bermuda Share. These Gold Reserve Bermuda Shares will not be “restricted securities” within the meaning of Rule 144(a)(3) promulgated under the U.S. Securities Act, and, therefore, the holding period condition of Rule 144(d) will not be affected by the Arrangement. As a result, after the Arrangement under U.S. federal securities laws, holders of Gold Reserve Bermuda Shares who are not affiliates of Gold Reserve

Bermuda and holders who have not been affiliates of Gold Reserve Bermuda within ninety (90) days prior to the completion of the Arrangement may resell their Gold Reserve Bermuda Shares to the same extent they were entitled to resell their Class A Shares prior to the Arrangement.

For U.S. purposes, “Affiliates” are generally defined as persons who control, are controlled by or are under common control with the Company and will generally include the directors, executive officers and certain large shareholders of the Company, including persons, firms or corporations that beneficially own, or exercise control or direction, directly or indirectly, over more than 10% of the voting rights attached to the Class A Shares of the Company. Affiliates of the Company and persons who have been Affiliates of the Company within ninety (90) days prior to the completion of the Arrangement who will hold Gold Reserve Bermuda Shares as a result of the Arrangement may not publicly resell them without registration under the U.S. Securities Act, except pursuant to the provisions of Rule 144 or another exemption from registration under the applicable securities laws. Options, warrants or other convertible securities “offered” (within the meaning of applicable U.S. securities laws) pursuant to the Arrangement will also be exempt from registration pursuant to Section 3(a)(10) and applicable exemptions under state securities laws, but the later exercise or conversion of such options, warrants or other convertible securities will not be exempt under Section 3(a)(10) and applicable exemptions under state securities laws and, absent subsequent registration of their disposition or the existence of an applicable exemption, will be “restricted securities.”

The foregoing discussion of Canadian and U.S. securities laws and their application to issuances and transfers of the Gold Reserve Bermuda Shares is necessarily general and accordingly is not intended and should not be relied upon as legal advice. Therefore, Shareholders should consult with their legal advisors regarding applicable resale restrictions relating to the Gold Reserve Bermuda Shares.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA, which provides that, where impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by the Company for approval of the Arrangement. See “Procedure for the Arrangement to Become Effective—Court Approval” above. Although there have been a number of judicial decisions concerning this section and applications to various arrangements, there have not been, to the knowledge of the Company, any recent significant decisions which would apply in this instance.

Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

Timing

The Arrangement will become effective upon: (i) the filing with the Alberta Registrar of a copy of the Final Order and the Articles of Arrangement; and (ii) the issuance of the Bermuda Certificate by the Bermuda Registrar. If the Meeting is held as scheduled and not adjourned, and the Arrangement Resolution is approved by the Shareholders as required by the Interim Order, the Company will apply to the Court for the Final Order.

If the Final Order, in form and substance satisfactory to the Company, as well as the other required approvals are obtained, the Board proposes to commence the Continuance process as soon as possible thereafter, subject to any intervening events or the Board becoming aware of any other circumstances which would render it not to go forward with the Continuance.

The Arrangement Resolution approving the Continuance authorizes the Board, if thought appropriate, to revoke the Arrangement Resolution and abandon the Continuance process without further approval of the Shareholders and, as such, there is no guarantee that the Continuance will be effected.

Share Certificates Following the Arrangement

Upon completion of the Arrangement, the Shareholders (other than Dissenting Shareholders, as defined below) will hold Gold Reserve Bermuda Shares as of the Effective Date without further act or formality. The existing share certificates representing Class A Shares will not be canceled but will represent Gold Reserve Bermuda Shares as of the Effective Time. Shareholders may, but are not required to, surrender their Class A Share certificates to the Company’s transfer agent (the “Transfer Agent”) if they wish to receive certificates representing Gold Reserve Bermuda Shares.

As soon as practicable following the Effective Date, the Company will cause its Transfer Agent to mail letters of transmittal to all registered Shareholders. Those registered Shareholders who wish to receive new share certificates must duly complete a letter of transmittal and surrender their existing share certificates representing Class A Shares to the Transfer Agent in accordance with the instructions contained therein. Upon receipt by the Transfer Agent of a properly completed letter of transmittal from a Shareholder, together with certificates representing Class A Shares, certificates representing Gold Reserve Bermuda Shares will then be delivered to such Shareholder in accordance with the instructions provided in the letter of transmittal.

Should a registered Shareholder who surrenders a Class A Share certificate to the Transfer Agent wish to register the certificate representing a Gold Reserve Bermuda Share in a different name than that which is shown on such surrendered Class A Share certificate, such Class A Share certificate must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered Shareholder, with the signature on the endorsement panel, or securities transfer power of attorney medallion guaranteed by an Eligible Institution. An “Eligible Institution” means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and or the United States, members of CIRO, members of the National Association of Securities Dealers or banks and trust companies in the United States.

Bermuda Tax Regime

The Government of Bermuda has recently passed the Corporate Income Tax Act 2023 (the “CITA”) which, beginning January 1, 2025, will impose corporate income tax on certain Bermuda-based entities for fiscal years beginning on or after January 1, 2025. The CITA will apply to any entity incorporated or formed in Bermuda, or that has a permanent place of business in Bermuda, if that entity is a member of an “In Scope MNE Group”. An “In Scope MNE Group” is defined in the legislation as a group of entities related through ownership and control that has an annual revenue of 750 million euros or more in a fiscal year, pursuant to the consolidated financial statements of the ultimate parent entity, in at least two of the four fiscal years immediately preceding the fiscal year beginning on or after January 1, 2025, and such groups include at least one entity located in a jurisdiction that is not the parent entity’s jurisdiction. It is unlikely that Gold

Reserve Bermuda will satisfy the definition of “In Scope MNE Group” and therefore will not be subject to the imposition of corporate tax in Bermuda as of the date of the Continuance.

Following the continuance of the Company into Bermuda as Gold Reserve Bermuda, Gold Reserve Bermuda may request from the Minister of Finance under the Exempted Undertakings Tax Protection Act 1966, as amended (the “Exempted Undertakings Act”), an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of an estate duty or inheritance, then the imposition of any such tax shall not be applicable to Gold Reserve Bermuda or to any of its operations or its shares, debentures or other obligations, until March 31, 2035. This assurance is subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any property leased to Gold Reserve Bermuda. Notwithstanding the Exempted Undertakings Act or the assurances issued thereunder, beginning January 1, 2025, with respect to Bermuda entities in the scope of the CITA, liability for tax pursuant to the CITA shall apply regardless of any assurance given pursuant to the Exempted Undertakings Act. The CITA amends the Exempted Undertakings Act such that, to the extent that the CITA applies to any entity which holds a tax assurance certificate (whether such certificate is issued prior to or on and from January 1, 2025), such entity will not be exempt from any relevant taxes pursuant to the CITA.

Certain Canadian Federal Income Tax Considerations Related to the Arrangement

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder, as amended (the “Canadian Tax Act”), as of the date hereof, generally applicable, in respect of the Arrangement, and the holding or disposition of Gold Reserve Bermuda Shares, to a beneficial owner of Class A Shares that, at all relevant times and for the purposes of the Canadian Tax Act, (i) holds its Class A Shares and, following the Arrangement, Gold Reserve Bermuda Shares as capital property, and (ii) deals at arm’s length and is not affiliated with the Company and, following the Arrangement, Gold Reserve Bermuda (a “Holder”).

A Class A Share or Gold Reserve Bermuda Share will generally be considered to be capital property to a Holder unless either (i) the Holder holds the Class A Share or Gold Reserve Bermuda Share (as applicable) in the course of carrying on a business or (ii) the Holder has acquired the Class A Share or Gold Reserve Bermuda Share (as applicable) in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary assumes that Gold Reserve Bermuda will not be, and will not be deemed to be, resident in Canada for Canadian federal income tax purposes at any relevant time after the Arrangement. This summary further assumes that pursuant to Bermuda Law, Gold Reserve Bermuda will remain the same corporate entity as the Company following the Arrangement and that the Arrangement will not result in any disposition of the Class A Shares or of any property of the Company. The summary is further based on the facts set out in this Circular, the current provisions of the Canadian Tax Act in force as of the date hereof, an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof, and all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). No assurances can be given that the Proposed Amendments will be enacted or will be enacted as proposed. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law or the administrative policies or assessing practices of the CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder and no representations with respect to the income tax consequences to any particular Holder are made. Without limiting the foregoing, this summary does not address any income tax considerations that may arise where the Holder received or acquired its Class A Shares in connection with any employee stock option or executive compensation plan. This summary is not exhaustive of all Canadian federal income tax considerations and does not describe the income tax considerations relating to the deductibility of interest on money borrowed to acquire Class A Shares (or, following the Arrangement, Gold Reserve Bermuda Shares). Holders of Class A Shares and Gold Reserve Bermuda Shares should consult their own tax advisors with respect to their own particular circumstances.

Currency Conversion

In general, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of the Class A Shares or Gold Reserve Bermuda Shares must be converted into Canadian dollars based on the applicable exchange rate quoted by the Bank of Canada for the relevant day or such other rate of exchange that is acceptable to the CRA.

Resident Holders

This section of the summary applies to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Canadian Tax Act and any applicable income tax treaty or convention (a “Resident Holder”). This summary is not applicable to a Resident Holder: (i) that is a “financial institution” for purposes of the mark-to-market rules in the Canadian Tax Act, (ii) that is a “specified financial institution” as defined in the Canadian Tax Act, (iii) that reports its “Canadian tax results” within the meaning of the Canadian Tax Act in a currency other than Canadian currency, (iv) an interest in which is a “tax shelter investment” for the purposes of the Canadian Tax Act, (v) who has entered or will enter into a “derivative forward agreement”, “dividend rental arrangement” or “synthetic disposition arrangement” as those terms are defined in the Canadian Tax Act with respect to any of the Class A Shares or Gold Reserve Bermuda Shares, or (vi) for whom Gold Reserve Bermuda would be a “foreign affiliate” after the Arrangement. Any such Resident Holders should consult their own tax advisors.

A Resident Holder whose Class A Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Canadian Tax Act to have the Class A Shares and every other “Canadian security” (as defined in the Canadian Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. After the Arrangement, the Gold Reserve Bermuda Shares will no longer be Canadian securities for these purposes. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Canadian Tax Act is available and/or advisable in their particular circumstances.

Arrangement

The Arrangement will not constitute a disposition of property for a Resident Holder for Canadian federal income tax purposes and, accordingly, will not give rise to a capital gain or capital loss for such purposes.

Dividends following the Arrangement

A Resident Holder will be required to include in computing such Resident Holder’s income for Canadian federal income tax purposes the amount of any dividends received on the Gold Reserve Bermuda Shares at any time after the Arrangement. Dividends received at such time on the Gold Reserve Bermuda Shares by a Resident Holder who is an individual will not be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a “taxable Canadian corporation,” and a Resident Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income, in each case for Canadian federal income tax purposes.

Disposition of Gold Reserve Bermuda Shares

Upon a disposition or a deemed disposition of a Gold Reserve Bermuda Share after the Arrangement, a Resident Holder that holds such share as capital property will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Gold Reserve Bermuda Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Gold Reserve Bermuda Share to the Resident Holder. The adjusted cost base to the Resident Holder of a Gold Reserve Bermuda Share acquired at any particular time will be determined by averaging the cost of such Gold Reserve Bermuda Share with the adjusted cost base of all Gold Reserve Bermuda Shares owned by the Resident Holder as capital property immediately before that time, if any.

A Resident Holder will be required to include in computing its income for the taxation year of disposition one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Canadian Tax Act, a Resident Holder will be required to deduct one-half of the amount of any capital loss realized in a particular taxation year (an “allowable capital loss”) against taxable capital gains realized in the taxation year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Canadian Tax Act.

Pursuant to the Notice of Ways and Means Motion released by the Minster of Finance on June 10, 2024, the capital gains inclusion rate is proposed to be increased from one-half to two-thirds for (i) all capital gains realized on or after June 25, 2024 by corporations and trusts and (ii) the portion of capital gains realized on or after June 25, 2024, by individuals in excess of an annual $250,000 threshold. Corresponding changes to the proportion of a capital loss that is an allowable capital loss are also proposed. For tax years that begin before and end on or after June 25, 2024, two different inclusion rates will apply and transitional rules will apply to separately identify capital gains and losses realized before the effective date of the proposals and capital gains and losses realized on or after the effective date of the proposals.

Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) or at any time in the year a “substantive CCPC” (as defined in the Canadian Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Canadian Tax Act), including any dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income, and an amount in respect of taxable capital gains. Resident Holders to whom these rules may apply are advised to consult their own tax advisors.

Alternative Minimum Tax

In general terms, a Resident Holder who is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on Gold Reserve Bermuda Shares, or realizes a capital gain on the disposition or deemed disposition of Gold Reserve Bermuda Shares, may be liable for alternative minimum tax under the Canadian Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.

Foreign Property Reporting

Gold Reserve Bermuda Shares may constitute “specified foreign property” in respect of which a CRA form T1135 is required to be filed by a Resident Holder. A Resident Holder should consult their own tax advisor in this regard.

Offshore Investment Fund Property Rules

Pursuant to the offshore investment fund property rules in section 94.1 of the Canadian Tax Act (the “OIFP Rules”), if in a particular year a Resident Holder holds or has an interest in Gold Reserve Bermuda Shares, and the Gold Reserve Bermuda Shares may reasonably be considered to derive their value, directly or indirectly, primarily from portfolio investments in (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing, and one of the main reasons for holding an interest in the Gold Reserve Bermuda Shares is to reduce or defer the Canadian tax liability that would have applied to the income, profits and gains generated by the portfolio investments if such income, profits and gains had been earned directly by the holder, the Resident Holder will generally be required to include in computing income for the year an amount equal to the amount, if any, by which (i) an imputed return for the taxation year computed on a monthly basis and calculated as the product obtained when the Resident Holder’s “designated cost” (within the meaning of the Canadian Tax Act) of the Gold Reserve Bermuda Shares at the end of the month, is multiplied by one-twelfth of the total of (A) the applicable prescribed rate for the period that includes such month, and (B) two percent, exceeds (ii) the Resident Holder’s income for the year (other than a capital gain) in respect of the Gold Reserve Bermuda Shares determined without reference to these rules. The OIFP Rules are complex and their application depends, to a large extent, on the reasons for a Resident Holder acquiring or holding the Gold Reserve Bermuda Shares. Canadian Resident Holders are urged to consult their own tax advisors regarding the application and consequences of the OIFP Rules in their own particular circumstances.

Dissenting Resident Holders

A Resident Holder that validly exercises dissent rights (a “Dissenting Resident Holder”) will be entitled to be paid by the Company the fair value of their Class A Shares in respect of which they dissent. See “Dissent Rights of Shareholders with Respect to the Arrangement” below for more information on exercising dissent rights.

Generally, a Dissenting Resident Holder will be deemed to have received a dividend on their Class A Shares equal to the amount, if any, by which the fair value of their Class A Shares exceeds the paid-up capital of such Class A Shares for purposes of the Canadian Tax Act. The amount of this deemed dividend could, in some circumstances, be treated as proceeds of disposition in the case of a Dissenting Resident Holder that is a corporation. The difference between the fair value of the Class A Shares and the amount of any deemed dividend would be treated as proceeds of disposition of the Class A Shares for the purposes of computing any capital gain or capital loss realized by a Dissenting Resident Holder on the disposition of the Class A Shares. The Canadian tax consequences of such capital gain or capital loss are as described under “— Resident Holders – Disposition of Gold Reserve Bermuda Shares”. Resident Holders who are considering exercising dissent rights in connection with the Arrangement are urged to consult with their tax advisors with respect to the tax consequences of such action.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Canadian Tax Act: (i) is not, and is not deemed to be, resident in Canada for the purposes of the Canadian Tax Act or any applicable income tax treaty or convention, and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, any of the Class A Shares or, following the Arrangement, Gold Reserve Bermuda Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” within the meaning of the Canadian Tax Act. Such Holders should consult their own tax advisors.

Arrangement

The Arrangement will not constitute a disposition of property for a Non-Resident Holder for Canadian federal income tax purposes and, accordingly, will not give rise to a capital gain or capital loss for such purposes.

Disposition of Gold Reserve Bermuda Shares

A Non-Resident Holder who disposes of or is deemed to dispose of Gold Reserve Bermuda Shares after the Arrangement will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on such disposition unless the Gold Reserve Bermuda Shares constitute, or are deemed to constitute, “taxable Canadian property” (as defined in the Canadian Tax Act) to the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. Provided that the Gold Reserve Bermuda Shares are listed on a designated stock exchange (which includes the TSXV) at a particular time, the Gold Reserve Bermuda Shares generally will not constitute taxable Canadian property to a Non-Resident Holder at that time unless, at any time during the 60-month period ending at that time: (i) 25% or more of the issued shares of any class or series of Gold Reserve Bermuda’s (or, prior to the Arrangement, the Company’s) capital stock were owned by any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the value of the Gold Reserve Bermuda Shares (or, prior to the Arrangement, the Class A Shares) was derived, directly or indirectly, from one or any combination of (a) real or immoveable property situated in Canada, (b) Canadian resource properties, (c) timber resource properties, and (d) options in respect of any such property, all for purposes of the Canadian Tax Act. A Non-Resident Holder’s Gold Reserve Bermuda Shares may also be deemed to be taxable Canadian property in certain circumstances set out in the Canadian Tax Act.

If the Gold Reserve Bermuda Shares are considered taxable Canadian property to the Non-Resident Holder, upon a disposition or a deemed disposition of such Gold Reserve Bermuda Shares the Non-Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Gold Reserve Bermuda Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Gold Reserve Bermuda Shares to the Non-Resident Holder. Any such capital gain or capital loss will be subject to Canadian taxation as described under the heading “—Resident Holders – Disposition of Gold Reserve Bermuda Shares”.

An applicable income tax treaty or convention may apply to exempt a Non-Resident Holder from tax under the Canadian Tax Act in respect of a disposition of Gold Reserve Bermuda Shares notwithstanding that such Gold Reserve Bermuda Shares may constitute taxable Canadian property.

Non-Resident Holders whose Gold Reserve Bermuda Shares may be taxable Canadian property should consult their own tax advisors.

Dividends following the Arrangement

A Non-Resident Holder will not be subject to Canadian withholding tax on dividends paid by Gold Reserve Bermuda following the Arrangement.

Dissenting Non-Resident Holders

A Non-Resident Holder that validly exercises dissent rights (a “Dissenting Non-Resident Holder”) will be entitled to receive from the Company the fair value of the Class A Shares in respect of which it dissents. See “Dissent Rights of Shareholders with Respect to the Arrangement” below for more information on exercising dissent rights.

Generally, a Dissenting Non-Resident Holder will be deemed to have received a dividend on the Class A Shares equal to the amount, if any, by which the fair value of the Class A Shares exceeds the paid-up capital of such Class A Shares for purposes of the Canadian Tax Act. Any such deemed dividend will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, but this rate may be reduced pursuant to an applicable tax treaty. The difference between the fair value of the Class A Shares and the amount of any deemed dividend would be treated as proceeds of disposition of the Class A Shares for the purposes of computing any capital gain or capital loss realized by a Dissenting Non-Resident Holder on the disposition of the Class A Share. A Dissenting Non-Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on the disposition of Class A Shares unless the Class A Shares are “taxable Canadian property” for purposes of the Canadian Tax Act, as discussed above. Any interest awarded to a Dissenting Non-Resident Holder by a court will not be subject to withholding tax under the Canadian Tax Act, provided such interest is not “participating debt interest” for purposes of the Canadian Tax Act. Non-Resident Holders who are considering exercising dissent rights in connection with the Arrangement are urged to consult with their tax advisors with respect to the tax consequences of such action.

Eligibility for Investment

Provided that the Gold Reserve Bermuda Shares continue to be listed on a “designated stock exchange” such as the TSXV at the Effective Time and at all relevant times thereafter, the Gold Reserve Bermuda Shares will continue to be a qualified investment for trusts governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered disability savings plan (“RDSP”), registered education savings plan (“RESP”), tax-free savings account (“TFSA”) and first home savings account (“FHSA”).

Notwithstanding that the Gold Reserve Bermuda Shares may be a qualified investment for a trust governed by a RRSP, RRIF, RESP, RDSP, TFSA or FHSA, the annuitant of a RRSP or RRIF, the subscriber of a RESP or the holder of a RDSP, TFSA or FHSA, as the case may be, will be subject to a penalty tax if such Gold Reserve Bermuda Shares are a “prohibited investment” (as defined in the Canadian Tax Act). The Gold Reserve Bermuda Shares will generally not be a “prohibited investment” for a trust governed by a RRSP, RRIF, RESP, RDSP, TFSA or FHSA provided that (i) the annuitant of the RRSP or the RRIF, the subscriber of the RESP or the holder of the RDSP, TFSA or FHSA, as the case may be, deals at “arm’s length” (as defined in the Canadian Tax Act) with Gold Reserve Bermuda and does not have a “significant interest” (as defined in the Canadian Tax Act) in Gold Reserve Bermuda, or (ii) the Gold Reserve Bermuda Shares are “excluded property” (as defined in subsection 207.01(1) of the Canadian Tax Act) for the RRSP, RRIF, RESP, RDSP or TFSA. Shareholders holding Gold Reserve Bermuda Shares through such plans should consult their own tax advisors as to whether their Gold Reserve Bermuda Shares would be a prohibited investment in their particular circumstances.

Certain United States Federal Income Tax Considerations Related to the Arrangement

The following is a general discussion of certain U.S. federal income tax considerations under the United States Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”) generally applicable to certain U.S. Holders (as defined below) relating to the Arrangement and the ownership and disposition of Gold Reserve Bermuda Shares by such U.S. Holders following the Arrangement. This discussion is based upon the provisions of the U.S. Tax Code, existing final, temporary and proposed U.S. Treasury Department regulations promulgated thereunder (the “Treasury Regulations”), and current published administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Changes in these authorities may cause the U.S. federal income tax consequences to vary substantially from those described below. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift (or any other non-income), U.S. state or local, U.S. federal net investment income or non-U.S. tax consequences to U.S. Holders of the Arrangement. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.

No legal opinion from U.S. legal counsel or ruling from the United States Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences described herein. This discussion is not binding on the IRS or any court, and there can be no assurance that the IRS will not take a contrary position or that such a position would not be sustained by a court.

This discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of Class A Shares (or, after the Arrangement, Gold Reserve Bermuda Shares) and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder is made. This discussion does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. This discussion applies only to U.S. Holders that own Class A Shares prior to the Arrangement, and will own Gold Reserve Bermuda Shares after the Arrangement, as “capital assets” for U.S. federal income tax purposes (generally, property held for investment purposes), and does not discuss all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law including, without limitation:

•	banks, trusts, mutual funds and other financial institutions;

•	regulated investment companies or real estate investment trusts;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	brokers, dealers or traders in securities, currencies or commodities;

•	tax-exempt organizations, tax-qualified retirement accounts, or pension funds;

•	insurance companies;

•	dealers or brokers in securities or foreign currency;

•	individual retirement and other tax-deferred accounts;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	U.S. Holders subject to taxing jurisdictions other than, or in addition to, the U.S.;

•	U.S. Holders subject to special tax accounting rules, including with respect to any item of gross income with respect to Class A Shares (or after the Arrangement, Gold Reserve Bermuda Shares) being taken into account in an applicable financial statement;

•	U.S. Holders subject to the alternative minimum tax;

•	U.S. Holders that own, directly, indirectly or constructively, five percent (5%) or more of the total voting power or total value of all of the outstanding stock of the Company (or after the Arrangement, Gold Reserve Bermuda);

•	U.S. Holders that hold their Class A Shares (or after the Arrangement, Gold Reserve Bermuda Shares) as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

•	U.S. Holders who hold their Class A Shares (or after the Arrangement, Gold Reserve Bermuda Shares) other than as capital assets within the meaning of Section 1221 of the U.S. Tax Code;

•	partnerships or other pass-through entities (and partners or other owners thereof);

•	S corporations (and shareholders thereof);

•	U.S. Holders that hold their Class A Shares (or after the Arrangement, Gold Reserve Bermuda Shares) in connection with a trade or business, permanent establishment, or fixed base outside the U.S.;

•	U.S. Holders that are expatriates or former long-term residents of the U.S.; and

•	U.S. Holders who received their shares through the exercise or cancellation of employee stock options or otherwise as compensation for services or through a tax-qualified retirement plan.

U.S. Holders that are subject to special provisions under the U.S. Tax Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income, estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the Arrangement and the ownership and disposition of Gold Reserve Bermuda Shares by such U.S. Holders following the Arrangement.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Class A Shares at the time of the Arrangement and, to the extent applicable, Gold Reserve Bermuda Shares following the Arrangement, that is:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership or other “pass-through” entity for U.S. federal income tax purposes, holds Class A Shares at the time of the Arrangement or, to the extent applicable, Gold Reserve Bermuda Shares following the Arrangement, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A Shareholder that is a partnership and a partner (or other owner) in such partnership is urged to consult its own tax advisors about the U.S. federal income tax consequences of the Arrangement to them in light of their own circumstances.

This summary is for general information only and is not intended to constitute a complete description of all United States tax consequences relating to the Arrangement and holding and disposing of Class A Shares (or after the Arrangement, Gold Reserve Bermuda Shares). Shareholders are urged to consult their own tax advisors as to the U.S. federal income and other tax considerations relating to the Arrangement and holding and disposing of Class A Shares (or after the Arrangement, Gold Reserve Bermuda Shares) to them in light of their own circumstances, as well as the effect of any state, local or non-U.S. tax laws.

U.S. Federal Income Tax Consequences of the Arrangement

Non-Dissenting Shareholders

The U.S. federal income tax consequences of the Arrangement will depend, in part, on whether the Arrangement qualifies as a “reorganization” within the meaning of Section 368 of the U.S. Tax Code. Under Section 368(a)(1)(F) of the U.S. Tax Code the term “reorganization” is defined to include a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). By operation of the Companies Act, upon the Arrangement being effective, all of the assets, property, rights, liabilities and obligations of the Company immediately before the Arrangement will continue to be the assets, property, rights, liabilities and obligations of Gold Reserve Bermuda pursuant to the Companies Act.

Therefore, the Company believes that the Arrangement will qualify as an F Reorganization, and the following discussion assumes that the Arrangement will so qualify.

Solely for U.S. federal income tax purposes, the following transactions will be deemed to occur as a result of the Arrangement:

(1)	the Company as in existence under the ABCA will be deemed to transfer all of its assets to Gold Reserve Bermuda in exchange for Gold Reserve Bermuda Shares and the assumption of the Company’s liabilities; and

(2)	the Company will be deemed to distribute the Gold Reserve Bermuda Shares to the Shareholders of the Company in exchange for their Class A Shares in the Company and in liquidation of the Company.

Subject to the discussion below regarding the application of the PFIC rules and Section 7874 of the U.S. Tax Code, if the Arrangement qualifies as an F Reorganization for U.S. federal income tax purposes:

•	a U.S. Holder should not recognize any gain or loss on the deemed exchange of its Class A Shares for Gold Reserve Bermuda Shares;

•	the U.S. Holder’s aggregate adjusted tax basis in the Gold Reserve Bermuda Shares deemed received by the U.S. Holder should be equal to the adjusted tax basis of the Class A Shares deemed surrendered in exchange therefor; and

•	the U.S. Holder’s holding period of the Gold Reserve Bermuda Shares should include the period during which the U.S. Holder held its Class A Shares in the Company.

The U.S. federal income tax consequences of the Arrangement to U.S. Holders may depend on whether the Company is treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes (discussed in detail below). The Company believes that it was classified as a PFIC for the Company’s taxable year ended December 31, 2023, and for prior taxable years. As discussed below, the determination of whether the Company will qualify as a PFIC for its 2024 taxable year will depend on such entity’s assets and income for the entire year. Therefore, no assurance can be given whether the Company will or will not qualify as a PFIC for its 2024 taxable year.

Section 1291(f) of the U.S. Tax Code provides that, to the extent provided in Treasury Regulations, any gain on the transfer of stock in a PFIC shall be recognized notwithstanding any other provision of law. No final Treasury Regulations are currently in effect under Section 1291(f) of the U.S. Tax Code, but the IRS has issued proposed Treasury Regulations. Pursuant to the proposed Treasury Regulations under section 1291(f) of the U.S. Tax Code (the “Proposed PFIC Regulations”), U.S. Holders would not recognize gain (beyond gain that would otherwise be recognized under the applicable non-recognition rules) on the disposition of stock in a PFIC if the disposition results from a non-recognition transfer in which the stock of the PFIC is exchanged for stock of a non-U.S. acquiring corporation in an F Reorganization (the “F Reorganization Exception”). If finalized in their current form, the Proposed PFIC Regulations would be effective for transactions occurring on or after April 1, 1992, including the deemed exchange of Class A Shares for Gold Reserve Bermuda Shares pursuant to the Arrangement. It is difficult to predict whether, in what form, and with what effective date final Treasury Regulations under Section 1291(f) of the U.S. Tax Code will be adopted. Although not entirely clear, in the absence of any final Treasury Regulations, it appears that the generally applicable tax rules described above for F Reorganizations should apply to the Arrangement, whether or not the Company is a PFIC.

If the Proposed PFIC Regulations were finalized and made applicable to the deemed exchange of Class A Shares for Gold Reserve Bermuda Shares (or if Section 1291(f) of the U.S. Tax Code were to be treated as self-executing), if the Company were classified as a PFIC for any taxable year during which a U.S. Holder has held Class A Shares and such U.S. Holder did not have certain elections in effect (as discussed below), then in order for the F Reorganization Exception to apply, Gold Reserve Bermuda must be treated as a nonU.S. corporation in an F Reorganization.

For U.S. federal income tax purposes, a corporation is generally considered to be a non-U.S. corporation if it is organized or incorporated outside of the United States. However, a non-U.S. corporation may be treated as a U.S. corporation (and thus not a PFIC) under Section 7874 of the U.S. Tax Code. Under Section 7874 of the U.S. Tax Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and therefore subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation) pursuant to a plan or series of related transactions; (ii) the non-

U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the nonU.S. corporation’s country of organization or incorporation and tax residence relative to the expanded affiliated group’s worldwide activities; and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either voting power or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 of the U.S. Tax Code (the “Ownership Test”).

Among other assets, the Company owns all of the stock of Gold Reserve Corporation, a Montana corporation (“Gold Reserve US”). As discussed above, solely for U.S. federal income tax purposes as a result of the Arrangement, the Company will be deemed to transfer all of its assets, including the stock of Gold Reserve US, to Gold Reserve Bermuda. As a result, pursuant to Treasury Regulations promulgated under Section 7874 of the U.S. Tax Code, Gold Reserve Bermuda will be deemed to acquire substantially all of the properties held by Gold Reserve US. Following the Arrangement, the Company does not expect that Gold Reserve Bermuda or other members of its “expanded affiliated group” will have “substantial business activities” in Bermuda (as those terms are defined for purposes of Section 7874 of the U.S. Tax Code). However, based on the Treasury Regulations promulgated under Section 7874 of the U.S. Tax Code, the Company does not believe that the Ownership Test will be satisfied. Therefore, the Company does not believe that Gold Reserve Bermuda will be treated as a U.S. corporation under Section 7874 of the U.S. Tax Code solely as a result of the Arrangement.

The law and Treasury Regulations promulgated under Section 7874 of the U.S. Tax Code are complex and unclear in many regards, and there is limited guidance regarding the application of Section 7874 of the U.S. Tax Code. Moreover, the IRS could assert that subsequent transactions that resulted in ownership changes should be considered part of the Arrangement and that Section 7874 of the U.S. Tax Code applies to the combined transactions. Accordingly, there can be no assurance that the IRS will not challenge the Company’s determination that Section 7874 of the U.S. Tax Code should not apply to the Arrangement and that Gold Reserve Bermuda should be treated as a non-U.S. corporation following the Arrangement. In addition, if the IRS does challenge such conclusions, no assurance can be given that such a challenge would not be sustained by a court. If the IRS were to successfully challenge Gold Reserve Bermuda’s status under

Section 7874 of the U.S. Tax Code, the Company (and following the Arrangement, Gold Reserve Bermuda) and its affiliates could be subject to substantial additional U.S. federal income tax liability, and the U.S. federal income tax consequences to the Shareholders and U.S. Holders would be materially different than set forth herein. As a result, Shareholders are urged to consult their own tax advisors regarding the tax status of Gold Reserve Bermuda as a non-U.S. corporation as a result of the Arrangement. The remainder of this discussion assumes Gold Reserve Bermuda will not be treated as a U.S. corporation under Section 7874 of the U.S. Tax Code for the year of the Arrangement and for any tax years following the Arrangement for U.S. federal income tax purposes.

Dissenting Shareholders

Upon the exercise of dissenters’ rights, a U.S. Holder of Class A Shares would exchange all of its Class A Shares for cash. A U.S. Holder that receives only cash in exchange for its Class A Shares would generally recognize gain or loss equal to the difference between the amount of cash received and such U.S. Holder’s adjusted tax basis in its Class A Shares. This gain or loss generally would be capital gain or loss and would be long-term capital gain or loss if the U.S. Holder’s holding period for its Class A Shares exceeds one year at the time of the Arrangement. Long-term capital gains recognized by certain non-corporate taxpayers, including individuals, are generally taxed at preferential U.S. federal income tax rates. There are currently no preferential U.S. federal income tax rates for long-term capital gains of a U.S. Holder that is a corporation. The deductibility of capital losses is subject to significant limitations under the U.S. Tax Code. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

U.S. Federal Income Tax Consequences of Ownership and Disposition of Class A Shares After the Arrangement

The following discussion is subject in its entirety to the rules described below under “—Passive Foreign Investment Company Considerations”. Any reference to the “Company” in the following discussion means the Company existing under the ABCA prior to the Arrangement and Bermuda Law following the Arrangement. Any reference to the Class A Shares means the Class A Shares of the Company both before and after the Arrangement.

Distributions with Respect to Class A Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Class A Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the Company’s current or accumulated “earnings and profits”, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the Company’s current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Class A Shares and thereafter as gain from the sale or exchange of such Class A Shares (see “—Sale or Other Taxable Disposition of Class A Shares” below). The Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Class A Shares will constitute dividend income. Dividends received on Class A Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”.

With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions, dividends generally will be taxed at ordinary income rates unless the Class A Shares are readily tradable on an established securities market in the United States or the Company is eligible for benefits under a comprehensive income tax treaty with the United States, and the Company is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met. The Class A Shares are currently traded on the TSXV and eligible for trading on the OTCQX Markets Exchange, neither of which is considered to be an established securities market in the United States for purposes of the foregoing rule. In addition, the limited tax treaty between the United States and Bermuda is currently not treated as a comprehensive income tax treaty for purposes of the foregoing rule. Finally, as discussed above, the Company has been a PFIC. Therefore, under current law non-corporate U.S. Holders should expect for dividends that are paid by the Company, if any, to be subject to U.S. income taxation at ordinary income rates.

The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules to it in light of its own circumstances.

Sale or Other Taxable Disposition of Class A Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of Class A Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Class A Shares sold or otherwise disposed. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Class A Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the U.S. Tax Code. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

Adverse U.S. federal income tax rules apply to United States persons that hold shares in a non-U.S. corporation classified as a PFIC for U.S. federal income tax purposes. Assuming the Arrangement qualifies as an F Reorganization (as discussed above), Gold Reserve Bermuda will be treated as the continuation of the Company for U.S. federal income tax purposes, including the PFIC rules. In general, the Company will be treated as a PFIC with respect to a U.S. Holder in any taxable year in which, after applying certain lookthrough rules, either:

•	at least 75% of its gross income for such taxable year consists of passive income (e.g., dividends, interest, rents (other than rents derived from the active conduct of a trade or business), and gains from the disposition of passive assets); or

•	the average percentage (ordinarily averaged quarterly over the year) by value of its assets during such taxable year that produce or are held for the production of passive income is at least 50%.

For purposes of determining whether the Company is a PFIC, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary’s stock. The Company may hold, directly or indirectly, interests in other entities that are PFICs (“Subsidiary PFICs”). If the Company is a PFIC, each

U.S. Holder will be treated as owning its pro rata share by value of the stock of any such Subsidiary PFICs.

The Company believes that it was classified as a PFIC for the Company’s taxable year ended December 31, 2023, and for prior taxable years. For its 2024 taxable year, assuming the Arrangement qualifies as an F Reorganization, the Company’s current taxable year would not close for U.S. federal income tax purposes. As a result, the PFIC income and asset tests for the Company’s 2024 tax year will be applied based on the assets and activities of the Company both before and after the Arrangement. Therefore, no assurance can be given whether the Company will or will not qualify as a PFIC for its 2024 taxable year.

If the Company is classified as a PFIC for any taxable year or portion of a taxable year that is included in a U.S. Holder’s holding period for Class A Shares, and the U.S. Holder does not timely make either a QEF election or does not or is not eligible to make a mark-to-market election (each as defined below), the U.S. Holder generally will be subject to the following rules (the “PFIC Rules”) with respect to the Class A Shares:

• each distribution to the U.S. Holder will be deemed to be an “excess distribution” to the extent of its pro rata share of any excess of the aggregate of all distributions made to the U.S. Holder in the

U.S. Holder’s current taxable year over 125% of the three-year moving average of such aggregates;

•	gain recognized by a U.S. Holder on a sale or other disposition of Class A Shares will also be deemed to be an excess distribution;

•	each excess distribution will be allocated pro rata to each day in the U.S. Holder’s holding period, up to the date of the distribution;

•	the amounts allocated to the U.S. Holder’s current taxable year, and the amounts allocated to the period in the U.S. Holder’s holding period which pre-dates the Company’s status as a PFIC, if there is such a period, will be taxed as ordinary income (not long-term capital gain);

•	the amounts allocated to any other taxable year or part of a year will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the tax liabilities that arise from the amounts allocated to each such other taxable year will accrue retroactive interest as unpaid taxes. U.S. Holders that are not corporations must treat any such interest paid as “personal interest,” which is not deductible.

A U.S. Holder that holds Class A Shares in a year in which the Company is a PFIC will continue to be treated as owning shares of a PFIC in later years even if the Company is no longer a PFIC in those later years.

If the Company is or was a PFIC during a U.S. Holder’s holding period the U.S. Holder may avoid the PFIC Rules with respect to its Class A Shares by making a timely Qualified Electing Fund (“QEF”) election during the first taxable year in which the Company is or was a PFIC and in which the U.S. Holder holds or is deemed to hold such shares. If a U.S. Holder makes a QEF election, it will become subject to the following rules (the “QEF Allocation Rules”):

•	The U.S. Holder will include in its income in each of its taxable years in which or with which a taxable year of the corporation ends, its pro rata share of the Company’s net capital gain (as longterm capital gain) and any other earnings and profits (as ordinary income), regardless of whether the Company distributes such gain or earnings and profits to the U.S. Holder;

•	The U.S. Holder’s tax basis in its Class A Shares will be increased by the amount of such income inclusions;

•	Distributions of previously included earnings and profits will not be taxable in the U.S. to the U.S. Holder;

•	The U.S. Holder’s tax basis in its Class A Shares will be decreased by the amount of such distributions; and

•	Any gain recognized by the U.S. Holder on a sale, redemption or other taxable disposition of its Class A Shares will be taxable as capital gain and no interest charge will be imposed.

A QEF election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year of the U.S. Holder to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders are urged to consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

To comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from the Company. No assurance can be given as to whether the Company will make available to U.S. Holders the information that such U.S. Holder requires to make or maintain a QEF election with respect to the Company. Accordingly, a U.S. Holder may not be able to make a QEF election with respect to the Company in the event that the Company has been, or continues to be, a PFIC.

A U.S. Holder that makes a timely and effective QEF election in the first taxable year in which the Company is a PFIC and in which the U.S. Holder holds, has held or is deemed to hold its Class A shares will avoid the PFIC Rules and will not be subject to the QEF Allocation Rules in any taxable year of the corporation that ends within or with a taxable year of the U.S. Holder and in which the Company is not a PFIC. However, if the U.S. Holder’s QEF election is not effective for each of the Company’s taxable years in which it is a PFIC and in which the U.S. Holder holds or is deemed to hold Class A Shares, the PFIC Rules will apply to the U.S. Holder until the U.S. Holder makes a purging election. If a U.S. Holder makes a purging election the following occurs: (1) the U.S. Holder would be deemed to sell its Class A Shares at their fair market value; (2) the gain recognized by the U.S. Holder in the deemed sale would be taxed under the PFIC Rules; (3) the U.S. Holder would obtain a new basis and holding period in its Class A Shares for PFIC purposes; and (4) the U.S. Holder would become eligible to make a QEF election.

If a PFIC’s shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, they may constitute “marketable stock” for purposes of the PFIC Rules. In such case, a U.S. Holder would not be subject to the foregoing PFIC Rules if such U.S. Holder made an election (a “mark-to-market election”) with respect to its shares. Rather, a U.S. Holder that makes a mark-to-market election with respect to shares in a PFIC will include in ordinary income, for each tax year in which the corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of such shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such shares. A U.S. Holder that makes a mark-to-market election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the shares, over (b) the fair market value of such shares (but only to the extent of the net amount of previously included income as a result of the mark-to-market election for prior tax years).

A U.S. Holder that makes a mark-to-market election with respect to shares of a PFIC generally also will adjust such U.S. Holder’s tax basis in such shares to reflect the amount included in gross income or allowed as a deduction because of such mark-to-market election. In addition, upon a sale or other taxable disposition of such shares, a U.S. Holder that makes a mark-to-market election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such mark-to-market election for prior tax years over (b) the amount allowed as a deduction because of such mark-to-market election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the U.S. Tax Code and Treasury Regulations.

A mark-to-market election applies to the tax year in which such mark-to-market election is made and to each subsequent tax year, unless the applicable shares cease to be “marketable stock” or the IRS consents to revocation of such election. U.S. Holders should consult their own tax advisors regarding their eligibility to make, and the rules for making, a mark-to-market election with respect to the Company’s Class A Shares.

A PFIC may own interests in one or more Subsidiary PFICs. In such event, a U.S. Holder will be deemed to own a portion of the parent corporation’s shares in such Subsidiary PFIC and could incur liability under the PFIC Rules if the parent corporation receives a distribution from (including a sale of its shares in) a Subsidiary PFIC, or if the U.S. Holder is otherwise deemed to have disposed of an interest in a Subsidiary PFIC. If a U.S. Holder makes a QEF election with respect to a Subsidiary PFIC, tracking the tax bases of the U.S. Holder’s interests in the tiered PFIC structure will become extremely complicated. There is no assurance that the Company will have timely knowledge of the PFIC status of any subsidiary. In addition, the Company may not hold a controlling interest in any such Subsidiary PFIC and thus there can be no assurance it will be able to cause the Subsidiary PFIC to provide the required information. Further, no markto-market election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning. U.S. Holders are urged to consult their own tax advisors regarding the tax issues surrounding Subsidiary PFICs.

A U.S. Holder that owns or is deemed to own PFIC shares in any taxable year of the U.S. Holder may have to file IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, (whether or not a QEF or mark-to-market election is made) and provide such other information as may be required by the U.S. Treasury Department. Failure to file a required form or provide required information will extend the statute of limitations on assessment of a deficiency until the required form or information is furnished to the IRS.

The rules for PFICs (including Subsidiary PFICs), QEF elections, mark-to-market elections and other elections are complex and affected by various factors in addition to those described above. U.S. Holders are urged to consult their own tax advisors regarding the application of such rules to their particular circumstances.

Information Reporting and Backup Withholding

Any reference to the “Company” in the following discussion means the Company existing under the ABCA prior to the Arrangement and Bermuda Law following the Arrangement. Any reference to the Class A Shares means the Class A Shares of the Company both before and after the Arrangement.

Dividends paid to U.S. Holders with respect to Class A Shares and proceeds from the sale, exchange, or redemption of Class A Shares may be subject, under certain circumstances, to information reporting and backup withholding. Backup withholding will not apply, however, to a U.S. Holder that (i) is a corporation or entity that is otherwise exempt from backup withholding (which, when required, certifies as to its exempt status) or (ii) furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund generally may be obtained, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult with their own tax advisors regarding the foreign financial asset and other reporting obligations and their application to such U.S. Holder’s ownership of Class A Shares.

THE FOREGOING DISCUSSION IS NOT A COMPREHENSIVE DISCUSSION OF ALL OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS. U.S. HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT AND, TO THE EXTENT APPLICABLE, OF OWNING CLASS A SHARES (AND GOLD RESERVE BERMUDA SHARES FOLLOWING THE ARRANGEMENT), INCLUDING THE APPLICABILITY AND EFFECT (AND ANY POTENTIAL FUTURE CHANGES THERETO) OF ANY U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. TAX LAWS AND ANY INCOME TAX TREATIES.

Dissent Rights of Shareholders with Respect to the Arrangement

Pursuant to the Interim Order, a registered Shareholder will have the right to dissent (a Shareholder exercising such right being a “Dissenting Shareholder”) with respect to the Arrangement Resolution in accordance with the procedures set forth in Section 191 of the ABCA, as modified by the Interim Order and Plan of Arrangement. The following description of the right of a Dissenting Shareholder is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Dissenting Shareholder’s Class A Shares and is qualified in its entirety by the reference to the full text of the Plan of Arrangement, Interim Order, and Section 191 of the ABCA, as modified and supplemented, which are attached to this Circular as Appendix A, Appendix B and Appendix F, respectively. A registered Shareholder who intends to exercise the right of dissent should carefully consider and comply with the provisions of Section 191 of the ABCA, as modified by the Interim Order and Plan of Arrangement. The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with the provisions of that section, as modified by the Interim Order and Plan of Arrangement, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing. Pursuant to the Interim Order, a registered Shareholder is entitled, in addition to any other right such holder may have, to dissent and, provided the Arrangement becomes effective, to be paid the fair value of the Class A Shares held by such holder in respect of which such holder dissents, which shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the Shareholders. A registered Shareholder may dissent only with respect to all of the Class A Shares held by such Shareholder, or on behalf of any one beneficial holder in respect of all the Class A Shares owned by such beneficial holder, and which are registered in the Dissenting Shareholder’s name.

Only registered Shareholders may dissent. Non-registered Shareholders who wish to dissent should be aware that they may only do so through the registered owner of such Class A Shares. Accordingly, a non-registered Shareholder desiring to exercise the right of dissent must make arrangements for such Class A Shares beneficially owned to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received or, alternatively, make arrangements for the registered holder of such Class A Shares to dissent on such holder’s behalf. A registered Shareholder, such as a broker, who holds Class A Shares as nominee for non-registered Shareholders, some of whom wish to dissent, must exercise dissent rights on behalf of such non-registered Shareholders with respect to the Class A Shares held for such non-registered Shareholders. In such case, the demand for dissent should set forth the number of Class A Shares covered by it. To exercise such right, a Dissenting Shareholder must send to the Company a written objection to the Arrangement Resolution, which written objection in respect of such Class A Shares must be received by the Company prior to the Meeting or by the Chairperson at the Meeting and such Dissenting Shareholder must otherwise comply with Section 191 of the ABCA, as modified and supplemented by the Interim Order and Plan of Arrangement. A vote against the Arrangement Resolution or an abstention does not constitute a written objection. A Shareholder wishing to exercise the right to dissent shall not vote such holder’s Class A Shares at the Meeting, either by the submission of a proxy or by personally voting, in favour of the Arrangement Resolution and any such Shareholder who wishes to dissent is not required to vote against the Arrangement Resolution. No Shareholder who has voted any shares in favour of the Arrangement Resolution shall be entitled to dissent with respect to the Arrangement Resolution. Dissent rights may only be exercised by persons who are registered Shareholders as of the Record Date for the Meeting to be held in connection with the Arrangement. For greater certainty, holders of options shall not be entitled to exercise dissent rights in respect of their options.

If the Arrangement Resolution is approved and the Dissenting Shareholder has validly exercised its dissent rights, the Company or the Dissenting Shareholder may apply to the Court to fix the fair value of the Dissenting Shareholder’s Class A Shares. If the application is made, unless the Court otherwise orders, the Company is required to send to each Dissenting Shareholder a written offer to pay such Dissenting Shareholder an amount considered by the directors of the Company to be the fair value of the Dissenting Shareholder’s Class A Shares. The offer sent to each Dissenting Shareholder must be on the same terms and contain or be accompanied by a statement showing how the fair value was determined.

Unless the Court otherwise orders, such an offer must be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if the Company is the applicant, or within 10 days after the Company is served with a copy of the originating notice making the application, if the Dissenting Shareholder is the applicant. A Dissenting Shareholder may make an agreement with the Company for the purchase of the Dissenting Shareholder’s Class A Shares in the amount of the Company’s offer or otherwise at any time before the Court pronounces an order fixing the fair value for such Class A Shares. The Court must make an order fixing the fair value of the Class A Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against the Company and in favour of each such Dissenting Shareholder, and fixing the time within which the Company must pay such amount to such Dissenting Shareholders.

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder until the date of payment. A Dissenting Shareholder is not required to give security for costs in respect of an application to the Court to fix the fair value of such Dissenting Shareholder’s Class A Shares and, except in special circumstances, shall not be required to pay the costs of the application or appraisal.

A Dissenting Shareholder ceases to have any rights as a Shareholder, other than the right to be paid the fair value of such holder’s Class A Shares in the amount agreed to with the Company or in the amount of the judgment, on the earliest of (i) immediately following the Effective Time, (ii) the date of the making of an agreement between the Dissenting Shareholder and the Company as to the payment for the Dissenting Shareholder’s Class A Shares, and (iii) the date of the pronouncement of an order fixing the fair value of the Class A Shares. Until any of the foregoing events occurs, a Dissenting Shareholder may withdraw such dissent and proceedings under Section 191 of the ABCA shall be discontinued. In addition, if the Company rescinds the Arrangement Resolution prior to the occurrence of any of the foregoing events, proceedings under Section 191 of the ABCA shall be discontinued.

The Company shall not make a payment to a Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that it is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities. In such event, the Company shall notify each Dissenting Shareholder within 10 days after the pronouncement of the Court or the making of an agreement with respect to the payment to be made for such Dissenting Shareholder’s Class A Shares, that it is unable lawfully to pay Dissenting Shareholders for their Class A Shares, in which case the Dissenting Shareholders may, by written notice to the Company within 30 days after receipt of such notice, withdraw their dissent, in which case such Dissenting Shareholders shall be deemed to have participated in the Arrangement on the same terms as all other Shareholders. If the Dissenting Shareholder does not withdraw such holder's written objection such Dissenting Shareholder retains status as a claimant against the Company to be paid as soon as the Company is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to its shareholders.

All Class A Shares held by the Shareholders who duly exercise their rights of dissent and are ultimately entitled to be paid fair value for their Class A Shares will be deemed to be transferred to the Company as of the Effective Time free and clear of all liens and cancelled in exchange for payment of the fair value. Shareholders who for any reason are not entitled to be paid the fair value for their Class A Shares will be deemed to have participated in the Arrangement on the same terms as all other non-dissenting Shareholders, notwithstanding the provisions of Section 191 of the ABCA.

In no case shall the Company (as Gold Reserve Bermuda) or any other person be required to recognize a Dissenting Shareholder as a holder of Class A Shares after the Effective Time.

In the event that holders of the Class A Shares entitled to vote at the Meeting have exercised rights of dissent in respect of the Arrangement Resolution, the Board may, in its sole discretion, decide not to proceed with the Arrangement.

Arrangement Resolution

The full text of the Arrangement Resolution, to be voted on by the Shareholders at the Meeting, is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the arrangement (the “Arrangement”) pursuant to Section 193 of the Business Corporations Act (Alberta) (the “Act”), substantially as set forth in the plan of arrangement attached as Appendix A to the management information circular of Gold Reserve Inc. (the “Company”) dated August 20, 2024 (the “Information Circular”), involving the Company and holders of Class A common shares in the capital of the Company (the “Shareholders”), and all transactions contemplated thereby, including the approval of the Memorandum of Continuance and the Bye-Laws adopted by the board of directors of the Company (the “Board”) in place of the articles and by-laws adopted under the ABCA and attached as Appendix C and

Appendix D to the Information Circular, respectively, are hereby authorized and approved;

2.	notwithstanding the approval by the Shareholders of this special resolution and/or the approval of the Arrangement by the Court of King’s Bench of Alberta, the Board, without further notice to or approval of the Shareholders, may decide not to proceed with the Arrangement and to revoke this special resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the Act; and
3.	any one of the officers or directors of the Company be and is hereby authorized for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver articles of arrangement and all other documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement this resolution and the matters authorized hereby, including the transactions required by the Arrangement, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any of such actions.”

Shareholder Approval and Board Recommendation

Pursuant to the ABCA, the Arrangement must be authorized by a special resolution of the Shareholders, which requires the approval of at least two-thirds of the votes cast at the Meeting in person or by proxy.

The directors of the Company have unanimously approved the Arrangement and recommend that Shareholders vote FOR the Arrangement Resolution. The Board believes it is in the best interests of the Company and its Shareholders to effect the Continuance through the Arrangement based on the factors discussed herein. Management strongly endorses the proposed Arrangement and recommends that you vote FOR the Arrangement Resolution. The directors and senior officers of the Company, who collectively hold or control, directly or indirectly, 12,686,946 Class A Shares representing approximately 11.2%[1] of the issued and outstanding Class A Shares have indicated to management that they intend to vote FOR the Arrangement Resolution.

Shareholders are urged to vote FOR the adoption of the Arrangement Resolution substantially in the form outlined above under the “Arrangement Resolution” section of this Circular. Shareholders are encouraged to confer with their legal, accounting and other advisers with respect to this proposal.

Unless contrary instructions are indicated on the form of proxy or the Voting Instruction Form, the persons designated in the accompanying form of proxy or Voting Instruction Form intend to vote FOR the Arrangement Resolution to approve the Arrangement.

Certain Risk Factors Associated with the Arrangement

You should carefully consider the risks and uncertainties described below, together with all of the other information and risks included in this Circular, before making a decision whether to vote for the Arrangement Resolution described in this Circular.

Some of your rights as a Shareholder will change as a result of the Arrangement.

Because of differences in Alberta law and Bermuda law and differences in the governing documents of the Company and Gold Reserve Bermuda, your rights as a Shareholder will change if the Arrangement is completed. For a description of these differences, see “Comparison of Shareholder Rights”.

[1] Mr. James Michael Johnston, a director of the Company, is a member and portfolio manager of Steelhead Partners, LLC, which acts as investment manager of Steelhead Navigator Master, L.P. and another client account that together hold 10,099,924 Class A Shares. As such, Mr. Johnston may be deemed to beneficially own the Class A Shares owned by these client accounts, as he may be deemed to have the power to direct the voting or disposition of such shares. Otherwise, Mr. Johnston disclaims beneficial ownership of these securities. The number of Class A Shares held is based on publicly available information filed with the U.S. Securities and Exchange Commission last filed on May 6, 2024. For greater certainty, such 10,099,924 Class A Shares have been included as part of the 12,686,946 Class A Shares intended to be voted FOR the Arrangement Resolution.

The market for Class A Shares of the Company incorporated under the laws of the Province of Alberta may differ from the market for Gold Reserve Bermuda Shares of Gold Reserve Bermuda continued under the Companies Act.

Although we anticipate that the Class A Shares will requalify to be eligible for trading on the OTCQX and be listed on the TSXV following the completion of the Arrangement, the market prices, trading volume and volatility of the Gold Reserve Bermuda Shares could be different from those of the Class A Shares. We cannot predict what effect, if any, the completion of the Arrangement may have on the market price prevailing from time to time or the liquidity of the Gold Reserve Bermuda Shares.

The potential benefits from the Arrangement are not guaranteed.

The Company anticipates that several potential benefits will result from the Arrangement. However, these potential benefits are not guaranteed. Gold Reserve Bermuda may not realize benefits from the Bermuda and other foreign tax, business and regulatory environments. As a result, Gold Reserve Bermuda may not experience any competitive advantages or enhanced returns for Shareholders from the Arrangement. In addition, the process of reorganizing will result in expenses to the Company. If the Board decides to implement the Arrangement, these expenses as well as the tax cost to the Company will be incurred regardless of whether we are able to realize any benefits of the Arrangement.

Following the Arrangement, the Company may be subject to additional U.S. withholding taxes on payments from the Company’s U.S. subsidiary.

The U.S. and Canada have a comprehensive income tax treaty that, among other things, provides for significantly reduced U.S. withholding tax rates on certain U.S. source payments that are made to Canadian residents that qualify for the benefits of the treaty. For example, the reduced U.S. withholding tax rates apply to payments of U.S. source dividends, interest and royalties. The U.S. and Bermuda have an income tax treaty, but the treaty is limited and it does not reduce the standard 30% U.S. withholding tax on U.S. source dividends, interest and royalties that are paid to residents of Bermuda. To the extent that there are any actual or deemed payments of those types from the Company’s U.S. subsidiary to the Company following the Arrangement, the Company may be subject to U.S. withholding tax rates on those payments that are higher than it would have been subject to before the Arrangement.

The proposed Arrangement will result in additional direct and indirect costs whether or not completed.

The Arrangement will result in additional direct costs. We will incur legal fees, accounting fees, filing fees, mailing expenses, and printing expenses in connection with the Arrangement. The Arrangement may also result in certain indirect costs by diverting the attention of our management and employees from the dayto-day management of the business, which may result in increased administrative costs and expenses.

The Arrangement may result in adverse U.S. federal income tax consequences for U.S. Shareholders.

For U.S. federal income tax purposes, the Company believes that it was classified as a PFIC for the Company’s taxable year ended December 31, 2023, and for prior taxable years, and the Company (and following the Arrangement, Gold Reserve Bermuda) may be classified as a PFIC for its current taxable year and future taxable years. As discussed above under “Certain United States Federal Income Tax Considerations Related to the Arrangement”, adverse U.S. federal income tax rules generally apply to United States persons that hold shares in a non-U.S. corporation classified as a PFIC. The Company expects for the Arrangement to qualify as a “reorganization” under Section 368(a) of the U.S. Tax Code for U.S. federal income tax purposes. As a result, the Company expects that U.S. Holders will not to be required to recognize taxable income or loss as a result of the Arrangement. However, the applicable rules are complex and unclear in many regards. Therefore, no assurance can be given that the Arrangement will not result in a taxable event for U.S. Holders. U.S. Holders are urged to consult their own tax advisors regarding the tax consequences of the Arrangement to them in light of their own particular circumstances.

The IRS may not agree that the Company is a non-U.S. corporation for U.S. federal tax purposes.

For U.S. federal tax purposes, a corporation is generally considered to be a non-U.S. corporation if it is organized or incorporated outside of the United States. Because the Company is, and following the Arrangement Gold Reserve Bermuda will be, incorporated outside of the United States, it would be classified as a non-U.S. corporation under these rules. Section 7874 of the U.S. Tax Code, however, provides an exception to this general rule under which a non-U.S. incorporated entity may, in certain circumstances, be classified as a U.S. corporation for U.S. federal tax purposes.

As discussed above under “Certain United States Federal Income Tax Considerations Related to the

Arrangement”, there is a risk that the Arrangement could cause Gold Reserve Bermuda to be treated as a U.S. corporation following the Arrangement for U.S. federal income tax purposes. While we do not believe that Section 7874 of the U.S. Tax Code will cause Gold Reserve Bermuda to be treated as a U.S. corporation for U.S. federal income tax purposes after the Arrangement, no assurance can be given that the IRS will not successfully challenge that conclusion. The law and Treasury Regulations promulgated under Section 7874 of the U.S. Tax Code are complex and unclear in many regards, and there is limited guidance regarding the application of Section 7874 of the U.S. Tax Code. If the IRS were to successfully assert that Gold Reserve Bermuda should be classified as a U.S. corporation following the Arrangement, the Company could be subject to substantial additional U.S. federal tax liabilities and the U.S. federal income tax consequences to the Shareholders would be materially different than as described in this Circular. Therefore, all Shareholders are urged to consult with their own tax advisors regarding the tax consequences if Gold Reserve Bermuda is treated as a U.S. corporation for U.S. federal income tax purposes as a result of the Arrangement.

The Arrangement may give rise to significant Canadian corporate tax.

For Canadian tax purposes, on the date of the Arrangement we will be deemed to have a year end and to have disposed of all of our property for proceeds equal to the fair market value of those properties. We will also be subject to an additional corporate emigration tax imposed on the amount, if any, by which the fair market value of our property, net of certain liabilities, exceeds the “paid-up capital” of our issued and outstanding Class A Shares.

The quantum of tax payable, if any, by the Company upon the Arrangement will depend upon a number of considerations including valuation of the Company’s assets, the amount of its liabilities, its shareholder composition, as well as certain Canadian tax amounts, accounts and balances of the Company, each as of the time of the Continuance. The valuation of the Company’s assets may in part be determined by reference to the writ of attachment fieri facias granted by the U.S. District Court of Delaware with respect to any court-ordered sale of PDV Holdings, Inc. shares, and the potential ability of the Company to obtain the funds that have been attached and seized pursuant to the orders issued by the Lisbon District Court in Portugal. There can be no assurances that material adverse tax consequences will not result from the Arrangement or the transactions completed in relation to the Arrangement in Canada. In addition, it is possible that following the Arrangement, the CRA may disagree with the Company’s determination of the fair market value of its properties at the relevant time or the Company’s determination of any of its tax accounts or tax attributes. As a result, the quantum of Canadian tax payable by the Company may significantly exceed the Company’s estimates. Any such adverse tax consequences could adversely affect the Company and its share price.

It is possible that if the Board is not satisfied with the anticipated Canadian tax consequences of the Continuance, it may not proceed with the Arrangement.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN SECURITIES PURCHASE PROGRAMS

As of the date hereof, or at any time within thirty days prior to the date hereof, no executive officer, director, employee, or former executive officer, director or employee of the Company is or was indebted in respect of any purchase of securities or otherwise to the Company or any of its subsidiaries, or to any other entity for which the indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

COMMUNICATION WITH BOARD MEMBERS

Any Shareholder or other interested party that desires to communicate with the Board or any of its specific members, including the chairman or the non-management directors as a group, should send their communication to the Chief Financial Officer, Gold Reserve Inc., 999 W. Riverside Avenue, Suite 401, Spokane, Washington 99201. All such communications will be forwarded to the appropriate members of the Board.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Circular, none of the Company’s directors or executive officers, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Unless otherwise noted herein, no informed person or any director or officer of the Company, or any of the associates or affiliates of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has, in either case, materially affected or would materially affect the Company or any of its subsidiaries.

For the purposes of the above, “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

On May 3, 2024, the Company announced that Mr. Paul Rivett, Executive Vice-Chairman and a director of the Company, was granted 750,000 stock options under the Company’s current amended and restated 2012 Equity Incentive Plan to purchase up to 750,000 Class A Shares. In addition, the Company announced that Mr. Rivett was granted, subject to the approval of the TSXV and Shareholders, 2,500,000 conditional stock options to purchase up to 2,500,000 Class A Shares. Additional details in respect of such option grants are disclosed in the Company’s news release dated May 3, 2024 and filed under the Company’s profile on SEDAR+ at www.sedarplus.com, which news release, as it relates to such option grants, is incorporated herein by reference. The Company will promptly provide a copy of such news release free of charge to a Shareholder upon the request of such Shareholder.

AUDITOR

The auditor of the Company is PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP has served as the Company’s auditor since 2001.

OTHER MATTERS TO COME BEFORE THE MEETING

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information about the Company may be found on the SEDAR+ website at www.sedarplus.com, on the SEC’s website (EDGAR) at www.sec.gov and on the Company’s website at www.goldreserveinc.com. The Company’s financial information is provided in its comparative annual financial statements and management’s discussion and analysis for its most recently completed financial year. A copy of this document and other public documents of the Company are available to securityholders of the Company, free of charge, upon request to:

Gold Reserve Inc.

Attention: David P. Onzay

999 W. Riverside Avenue, Suite 401

Spokane, Washington 99201

Phone: (509) 623-1500

Fax: (509) 623-1634

APPROVAL AND CERTIFICATION

The contents and the sending of this Circular have been approved by the Board.

Dated at Spokane, Washington this 20th day of August, 2024.

(signed) “Paul Rivett” Paul Rivett Executive Vice-Chairman	(signed) “David P. Onzay” David P. Onzay Chief Financial Officer

APPENDIX A

PLAN OF ARRANGEMENT

A-1

PLAN OF ARRANGEMENT

under Section 193 of the

Business Corporations Act (Alberta)

ARTICLE 1

INTERPRETATION

1.1        In this Plan of Arrangement, the following terms have the following meanings:

(a)	“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.
(b)	“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof.
(c)	“Arrangement Resolution” means the special resolution approving the Arrangement to be considered at the Meeting by the Shareholders.
(d)	“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(4.1) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement.
(e)	“Bermuda Act” means the Companies Act 1981 of Bermuda.
(f)	“Bermuda Registrar” means the Bermuda Registrar of Companies.
(g)	“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in the place where such action is to be taken.
(h)	“Certificate” means the certificate or certificates or confirmation of filing, which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement.
(i)	“Class A Shares” means the Class A common shares in the capital of the Company.
(j)	“Company” means Gold Reserve Inc., a corporation incorporated under the ABCA.
(k)	“Continuance” means the continuance of the Company into Bermuda as Gold Reserve Ltd. pursuant to the provisions of the Bermuda Act and concurrent discontinuance of the Company from the jurisdiction of the ABCA.
(l)	“Court” means the Court of King’s Bench of Alberta.
(m)	“Dissenting Shareholders” means registered holders of Class A Shares who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately prior to the Effective Time. (n) “Effective Date” means the date the Arrangement becomes effective under the ABCA.
(o)	“Effective Time” means the time when the Arrangement becomes effective pursuant to the ABCA.

(p)	“Final Order” means the order of the Court approving the Arrangement pursuant to Subsection 193(4) of the ABCA as such order may be affirmed, amended or modified by any court of competent jurisdiction.
(q)	“Gold Reserve Bermuda” means Gold Reserve Ltd., the Bermuda company resulting from the Continuance and the name under which the Company will be known immediately following the Continuance.
(r)	“Gold Reserve Bermuda Shares” means common shares, US$0.01 each of Gold Reserve Bermuda, as the same will be constituted following the Continuance.
(s)	“Information Circular” means the management information circular of the Company delivered to Shareholders in connection with the Meeting and in accordance with the Interim Order.
(t)	“Interim Order” means the interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction.
(u)	“Meeting” means the special meeting of Shareholders called pursuant to the Interim Order to consider the Arrangement Resolution, and any adjournment(s) or postponement thereof.
(v)	“Memorandum of Continuance” means the Memorandum of Continuance to be filed under the Bermuda Act in the form attached as Appendix C to the Information Circular.
(w)	“Registrar” means the Registrar of Corporations (or a Deputy Registrar of Corporations) for the Province of Alberta duly appointed under Section 263 of the ABCA.
(x)	“Shareholders” means the holders from time to time of Class A Shares (or Gold Reserve Bermuda Shares, as the context requires).
(y)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.
1.2	The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.
1.3	Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.
1.4	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders.
1.5	In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.
1.6	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time as then in effect.

ARTICLE 2

PURPOSE AND EFFECT OF THE ARRANGEMENT

2.1	The following is only intended to be a general statement of the purpose of the Arrangement and is qualified in its entirety by the specific provisions of this Plan of Arrangement. The purpose of the Arrangement is to effect the Continuance pursuant to which each one issued and outstanding Class A Share will become and remain as one Gold Reserve Bermuda Share.
2.2	The Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, if any, shall become effective on, and be binding on: (i) the Shareholders, including Dissenting Shareholders; (ii) the Company; and (iii) Gold Reserve Bermuda.
2.3	The Articles of Arrangement and the Certificate, if any, shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective. If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(12) of the ABCA.

ARTICLE 3

ARRANGEMENT
3.1	On or prior to the Effective Date, the Company shall file the Memorandum of Continuance with the Bermuda Registrar under the Bermuda Act.
3.2	On the Effective Date, each of the events set out below shall occur:
(a)	at the Effective Time and prior to the Continuance becoming effective as set forth in Section 3.1(b) below, each Class A Share in respect of which a Dissenting Shareholder has duly and validly exercised rights of dissent with respect to the Arrangement provided to them under the Interim Order, and whose dissent rights remain valid immediately prior to the Effective Time, shall be and shall be deemed to have been transferred by the holder thereof, without any further act or formality on its part, to the Company (free and clear of any liens of any nature whatsoever) and cancelled and the Company shall thereupon be obligated to pay the amount therefor determined and payable in accordance with Article 4;
(b)	the Bermuda Registrar shall register the Memorandum of Continuance under the Bermuda Act and the Continuance shall be effective;
(c)	the registered address of Gold Reserve Bermuda will be changed to [●];
(d)	the Bye-Laws of Gold Reserve Bermuda shall be in the form attached as Appendix D to the Information Circular;
(e)	the authorized capital of Gold Reserve Bermuda shall be up to US$5,000,000 divided into 500,000,000 Gold Reserve Bermuda Shares of par value US$0.01 each; and
(f)	each Shareholder’s Class A Shares shall become and remain Gold Reserve Bermuda Shares.

3.3 Gold Reserve Bermuda Shares “offered” (within the meaning of applicable U.S. securities laws) to the Shareholders in connection with the Arrangement have not been and will not be registered under the U.S. Securities Act or applicable state securities laws. Such Gold Reserve Bermuda

Shares will instead be “offered” in reliance upon the exemption provided by Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws.

ARTICLE 4

DISSENTING SHAREHOLDERS

4.1	Pursuant to the Interim Order, each registered holder of Class A Shares shall have the right to dissent with respect to the Arrangement in accordance with Section 191 of the ABCA, as modified by the Interim Order and this Section 4.1.
4.2	A registered Shareholder may dissent only with respect to all of the Class A Shares held by such Shareholder, or on behalf of any one beneficial holder in respect of all the Class A Shares owned by such beneficial holder, and which are registered in the Dissenting Shareholder’s name.
4.3	A Dissenting Shareholder that has validly exercised dissent rights shall, at the Effective Time, cease to have any rights as a holder of Class A Shares and shall only be entitled to be paid the fair value of such holder’s Class A Shares. A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of such holder’s Class A Shares shall be deemed to have participated in the Arrangement on the same terms as a non-dissenting holder of Class A Shares pursuant to Article 3, notwithstanding the provisions of Section 191 of the ABCA.
4.4	The fair value of the Class A Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the Shareholders at the Meeting.
4.5	For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no Shareholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with respect to the Arrangement.
4.6	In no case shall the Company or any other person be required to recognize Dissenting Shareholders as holders of the Class A Shares in respect of which rights of dissent have been validly exercised after the Effective Time, and the names of the holders of such Class A Shares shall be deleted from the register of holders of Class A Shares as at the Effective Time.
4.7	In no circumstances shall the Company or any other person be required to recognize a person exercising dissent rights, unless such person is the registered Shareholder of those Class A Shares in respect of which such rights are sought to be exercised. For greater certainty, holders of options shall not be entitled to exercise dissent rights in respect of their options.
4.8	The Company shall be entitled to withhold from any amount required to be paid to a Dissenting Shareholder the amount of any taxes the Company reasonably determines are required to be withheld by it, and shall remit any such withheld amounts to the appropriate governmental authority as and when required in accordance with applicable laws.

ARTICLE 5

OUTSTANDING CERTIFICATES

5.1 Subject to Section 4.1, from and after the Effective Time, certificates formerly representing Class A Shares shall represent the Gold Reserve Bermuda Shares that such Class A Shares have become pursuant to Section 3.1.

ARTICLE 6

AMENDMENTS
6.1	The Company may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) approved by the Court if made following the Meeting; and (ii) communicated to the Shareholders, if and as required by the Court.
6.2	Any amendment to this Plan of Arrangement may be proposed by the Company at any time prior to or at the Meeting with or without any other prior notice or communication, except as otherwise required by applicable law, and if so proposed and accepted by the Shareholders voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

ARTICLE 7

FURTHER ASSURANCES

7.1 The Company and Gold Reserve Bermuda shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein. The Company may determine not to implement this Plan of Arrangement, notwithstanding the passing of the Arrangement Resolution and the receipt of the Final Order.

APPENDIX B

INTERIM ORDER

Clerk's Stamp:

COURT FILE NUMBER 2401 - 11216

COURT COURT OF KING'S BENCH OF ALBERTA

JUDICIAL CENTRE CALGARY

MATTER IN THE MATTER OF SECTION 193 OF THE BUSINESS

CORPORATIONS ACT, RSA 2000, c B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING GOLD RESERVE INC. AND HOLDERS OF ITS CLASS A COMMON SHARES

APPLICANT GOLD RESERVE INC.

RESPONDENTS Not Applicable

DOCUMENT INTERIM ORDER

ADDRESS FOR SERVICE AND Norton Rose Fulbright Canada LLP

CONTACT INFORMATION OF 400 3rd Avenue SW, Suite 3700 PARTY FILING THIS DOCUMENT Calgary, Alberta T2P 4H2

Lawyer: Steven Leitl, KC

Phone Number: (403) 472-3581 Fax Number: (403) 264-5973

Email Address: steven.leitl@nortonrosefulbright.com File No. 1001312459

DATE ON WHICH ORDER WAS PRONOUNCED: August 20, 2024

NAME OF JUDGE WHO MADE THIS ORDER: The Honourable Mr. Justice C. D. Simard

LOCATION OF HEARING: Calgary, Alberta

UPON the Originating Application of Gold Reserve Inc. (“Gold Reserve”) for an Order under Section 193(4) of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ABCA”) in respect of an arrangement under Section 193 of the ABCA;

AND UPON reading the said Originating Application, and the Affidavit of David P. Onzay, Chief Financial Officer of Gold Reserve, affirmed August 14, 2024 (the “Affidavit”) and the documents referred to therein,

AND UPON being advised that notice of the Originating Application has been given to the Registrar (the “Registrar”) appointed under Section 263 of the ABCA;

AND UPON being advised that it is the intention of Gold Reserve to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended, and applicable exemptions under state securities laws, in connection with Gold Reserve Bermuda Shares to be “offered” (within the meaning of applicable U.S. securities laws) to Shareholders (as defined below) pursuant to the Arrangement (as defined below), based on the Court’s approval of the Arrangement, which through the issuance of the Final Order will constitute its determination of the fairness of the terms and conditions, both procedurally and substantively, of the Arrangement for Shareholders participating in the Arrangement; AND UPON hearing counsel for Gold Reserve; FOR THE PURPOSES OF THIS ORDER:

(a)	the capitalized terms not defined in this Order shall have the meanings attributed to them in the management information circular of Gold Reserve (the “Information Circular”), a draft copy of which is attached as Exhibit “A” to the

Affidavit;

(b)	all references to “Arrangement” used herein mean the arrangement as set forth in the plan of arrangement, which is attached as Appendix A to the Information Circular.

IT IS HEREBY ORDERED THAT:

General

1. Gold Reserve shall seek approval of the Arrangement by the holders (the “Shareholders”) of Class A common shares in the capital of Gold Reserve (“Class A Shares”), in the manner set forth below.

Shareholder Meeting

2.	Gold Reserve shall call and conduct a special meeting (the “Meeting”) of the Shareholders on or about September 16, 2024 to consider, and if deemed advisable, to pass, the Arrangement Resolution and to conduct such other business as may properly be brought before the Meeting or any adjournment or postponement thereof, all as more particularly described in the Information Circular.

3.	The quorum for the Meeting shall be at least two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent Shareholder so entitled to vote thereat, and representing, in the aggregate, not less than five percent (5%) of the outstanding shares of Gold Reserve carrying voting rights at the Meeting.
4.	Shareholders will be entitled to vote on the Arrangement Resolution and any other matters to be considered at the Meeting on the basis of one (1) vote per Class A Share held.
5.	The Board of Gold Reserve has fixed a record date for the Meeting of August 16, 2024 (the “Record Date”). Only holders of Class A Shares whose names have been entered in the register of Class A Shares on the close of business on the Record Date (subject to Section 137 of the ABCA with respect to transferees of Class A Shares after the Record Date), will be entitled to receive notice of and to vote at the Meeting.
6.	The Meeting shall be called, held and conducted in accordance with the applicable provisions of the ABCA, the articles and by-laws of Gold Reserve in effect at the relevant time, the Information Circular, the rulings and directions of the Chairperson of the Meeting, this Order and any further Order of this Court. To the extent that there is any inconsistency or discrepancy between this Order and the ABCA or the articles or by-laws of Gold Reserve, the terms of this Order shall govern.
7.	Gold Reserve is authorized and directed to send the Information Circular and other materials relating to the Meeting to the Shareholders and other persons as described at paragraphs 23 and 24 of this Order.

Conduct of the Meeting

8.	The Chairperson of the Meeting shall be the first mentioned of the following as has been appointed and is present at the Meeting: the chair of the Board, president or a vicepresident (in order of seniority). If no such person is present and willing to act as Chairperson within fifteen (15) minutes from the time fixed for holding the Meeting, the persons present and entitled to vote shall choose one of their number to be Chairperson of the Meeting.

9.	The only persons entitled to attend and speak at the Meeting shall be the Shareholders and their designated proxies, Gold Reserve’s directors, officers, its auditors and its legal counsel, and others that the Chairperson so permits may attend the Meeting and will be entitled to speak if the Chairperson so permits.
10.	The majority required to pass the Arrangement Resolution shall be not less than 66 2/3% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting.
11.	To be valid, a proxy must be deposited with Computershare Investor Services in the manner and by the deadline described in the Information Circular to be sent to Shareholders in accordance with paragraph 23 of this Order.
12.	Any proxy that is properly signed and dated but does not contain voting instructions shall be deemed to be voted in favour of the Arrangement Resolution.
13.	The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceeding taken at the Meeting.
14.	Gold Reserve, if it deems it to be advisable, may adjourn or postpone the Meeting on one or more occasions (whether or not quorum is present, if applicable) and for such period or periods of time as Gold Reserve deems advisable, without further order of this Court and without the necessity of first convening the Meeting or first obtaining a vote of the Shareholders respecting the adjournment or postponement. Notice of any such adjournment or postponement may be given by such method as Gold Reserve determines appropriate in the circumstances. If the Meeting is adjourned or postponed in accordance with this order, the references to the Meeting in this Order shall be deemed to be the Meeting as adjourned or postponed, as the context allows.

Amendments to the Arrangement

15. Gold Reserve is authorized to make such amendments, revisions or supplements to the Arrangement as it may determine necessary or desirable, provided that such amendments,

revisions or supplements are made in accordance with and in the manner contemplated by the Arrangement and the Plan of Arrangement. The Arrangement so amended, revised or supplemented shall be deemed to be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution, without need to return to this Court to amend this Order.

Amendments to Meeting Materials

16. Gold Reserve is authorized to make such amendments, revisions or supplements (“Additional Information”) to the Information Circular, form of proxy (the “Form of Proxy”), voting instruction form (“Voting Instruction Form”), notice of special Meeting of Shareholders (“Notice of Meeting”) and notice of Originating Application (“Notice of Application”) as it may determine. Gold Reserve may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances as determined by Gold Reserve. Without limiting the generality of the foregoing, if any material change or material fact arises between the date of this Order and the date of the Meeting, which change or fact, if known prior to mailing of the Information Circular, would have been disclosed in the Information Circular, then:

(a)	Gold Reserve shall advise the Shareholders of the material change or material fact by disseminating a news release (a “News Release”) through a widely-circulated news service and filing such News Release on Gold Reserve’s issuer profile on SEDAR+;
(b)	provided that the News Release describes the applicable material change or material fact in reasonable detail, Gold Reserve shall not be required to deliver an amendment to the Information Circular to the Shareholders or otherwise give notice to the Shareholders of the material change or material fact other than dissemination, mailing and emailing, as applicable, of the News Release as aforesaid; and
(c)	unless determined to be advisable by Gold Reserve, Gold Reserve shall not be required to adjourn or otherwise postpone the Meeting as a result of the disclosure of any Additional Information, including any material change, as contemplated by this paragraph 16.

Dissent Rights

17.	The registered holders of Class A Shares are, subject to the provisions of this Order and the Arrangement, accorded the right to dissent under Section 191 of the ABCA with respect to the Arrangement Resolution and the right to be paid the fair value of their Class A Shares in respect of which such right to dissent was validly exercised. For greater certainty, none of the following shall be entitled to exercise dissent rights: (i) holders of Gold Reserve options in respect of such options; or (ii) any person who is not a registered Shareholder as of the Record Date for the Meeting.
18.	In order for a registered Shareholder to exercise such right to dissent (a “Dissenting Shareholder”) under Section 191 of the ABCA:
(a)	in accordance with Section 191(5) of the ABCA, written objection to the Arrangement Resolution must be received by Gold Reserve c/o Norton Rose Fulbright Canada LLP, 400 3rd Avenue SW, Suite 3700, Calgary, Alberta, T2P 4H2

Canada, Attention: Steven Leitl, KC, prior to the Meeting or by the Chairperson at the Meeting;

(b)	a vote against the Arrangement Resolution or an abstention, whether in person or by proxy, shall not constitute a written objection to the Arrangement Resolution as required under paragraph 18(a) herein;
(c)	a Dissenting Shareholder shall not have voted his or her Class A Shares at the Meeting, either in person or by proxy, in favour of the Arrangement Resolution;
(d)	a Dissenting Shareholder may make an agreement with Gold Reserve for the purchase of such Dissenting Shareholder's Class A Shares in the amount of the Company’s offer or otherwise at any time before the Court pronounces an order fixing the fair value for such Class A Shares;
(e)	a Dissenting Shareholder may not exercise the right to dissent in respect of only a portion of his or her Class A Shares, but may dissent only in respect of all of his or her Class A Shares; and

(f)	the exercise of such right to dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by this Order.
19.	In connection with any proper notices of dissent and proceedings commenced in respect thereto, the fair value of the Class A Shares shall be determined as of the close of business on the last Business Day (as defined in the Plan of Arrangement, being Appendix A to the Information Circular) before the day on which the Arrangement Resolution is approved by the Shareholders in accordance with this Order.
20.	Dissenting Shareholders who validly exercise their right to dissent, as set out in paragraphs 17 through 19 above, and who:
(a)	are determined to be entitled to be paid the fair value of their Class A Shares shall, as of the time when the Arrangement becomes effective pursuant to the ABCA (the “Effective Time”), cease to have any rights as a holder of Class A Shares and shall only be entitled to be paid the fair value of such holder’s Class A Shares; or
(b)	are, for any reason (including, for clarity, any withdrawal by any Dissenting Shareholder of their dissent) determined not to be entitled to be paid the fair value for their Class A Shares, shall be deemed to have participated in the Arrangement on the same terms as a non-dissenting Shareholder, notwithstanding the provisions of Section 191 of the ABCA, but in no event shall Gold Reserve or any other person be required to recognize a Dissenting Shareholder as a holder of Class A Shares after the Effective Time, and the names of such Shareholders shall be removed from the register of holders of Class A Shares as at the Effective Time.

21.	Subject to further Order of this Court, the rights available to the Shareholders under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the Shareholders with respect to the Arrangement Resolution.

22.	Notice to the Shareholders of their right to dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Class A Shares shall be good and sufficiently given by including information with respect to this right in the Information Circular to be sent to Shareholders in accordance with paragraph 23 of this Order.
Notice
23.	This Order, the Notice of Meeting, Notice of Application and an Information Circular substantially in the form attached as Exhibit “A” to the Affidavit with amendments thereto as counsel for Gold Reserve may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order) and including the Form of Proxy and the Voting Instruction Form, together with any other communications or documents determined by Gold Reserve to be necessary or desirable (the “Meeting Materials”) shall be mailed to the holders of Class A Shares at the registered addresses as they may appear on the share register of Gold Reserve at the close of business on the Record Date by prepaid ordinary mail at least 21 days prior to the date of the Meeting. In calculating the 21 day period, the date of mailing shall be included and the date of the Meeting shall be excluded. The Information Circular shall be sent to the directors and auditors of Gold Reserve by mail, electronic delivery or otherwise delivered or transmitted at least 21 days prior to the date of the Meeting. In the case of the Registrar, the Meeting Materials shall be delivered by email to corp.reg@gov.ab.ca, by courier or by delivery in person, addressed to the Registrar not less than 21 days prior to the date of the Meeting.
24.	Delivery of the Meeting Materials in the manner directed by this Order shall be deemed to be good and sufficient service upon the Shareholders, the directors and auditors of Gold Reserve and the Registrar of:

(a)          the Originating Application;

(b)          this Order;

(c)          the Notice of Meeting; and (d) the Notice of Application.

Final Application

25.	Subject to further order of this Court, and provided that the Shareholders have approved the Arrangement at the Meeting in the manner set forth in this Order and the Board of Gold Reserve has not revoked that approval, Gold Reserve may apply before this Court for approval of the Arrangement and the Final Order, which application (the “Final Application”) shall be heard by this Court on September 17, 2024 at 11:30 a.m. (Calgary time) or as soon thereafter as counsel may be heard. Subject to the Final Order, and to the filing of the Articles of Arrangement, all Shareholders and Gold Reserve will be bound by the Arrangement in accordance with its terms.
26.	The mailing of the Meeting Materials in accordance with the provisions of this Order shall constitute good and sufficient service in respect of the those materials upon all persons who are entitled to receive such notice pursuant to this Order and no other form of service need be made and no other materials need to be served on such persons in respect of these proceedings.
27.	Any holder of Class A Shares, and any other interested person may appear at the hearing of the Final Application, provided that such holder or person shall file with this Court and serve on Gold Reserve on or before 5:00 p.m. (Calgary time) on September 9, 2024 (or 5:00 p.m. (Calgary time) on the Business Day that is five Business Days prior to the date of the Meeting if it is not held on September 16, 2024), a notice of intention to appear (a “Notice of Intention to Appear”) including an address for service in respect of such holder or person (or alternatively, a facsimile number for service by facsimile or an email address for service by electronic mail) and indicating whether such holder or person intends to support or oppose the application or make submissions thereat, together with a summary of the position such holder or person intends to advocate before this Court and any evidence or materials which are to be presented to this Court. Service of this Notice of Intention to Appear on Gold Reserve shall be effected by service upon the solicitors for Gold Reserve, at the address set forth below:

Norton Rose Fulbright Canada LLP

400 3rd Avenue SW, Suite 3700

Calgary, Alberta T2P 4H2

Attention: Steven Leitl, KC

28.	In the event the hearing of the Final Application is adjourned, only those parties appearing before this Court for the hearing of the Final Application, and those interested persons serving a Notice of Intention to Appear in accordance with paragraph 27 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

29. Gold Reserve is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

Extra-Territorial Assistance

30. This Court hereby seeks and requests the aid and recognition of any court, tribunal or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Order.

Court Filed Documents

31. A signed copy of this Order shall be sufficient to provide with the Information Circular and other Meeting Materials, as directed herein, even if it does not yet bear a filing stamp from the Court of King's Bench of Alberta.

(signed) "Justice C. D. Simard"

Justice of the Court of King's Bench of

Alberta

APPENDIX C

PROPOSED MEMORANDUM OF CONTINUANCE OF GOLD RESERVE BERMUDA

BERMUDA

THE COMPANIES ACT 1981

MEMORANDUM OF CONTINUANCE OF COMPANY LIMITED BY SHARES

(Section 132C(2))

MEMORANDUM OF CONTINUANCE OF

Gold Reserve Ltd.

(hereinafter referred to as the "Company")

1.	The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.
2.	The Company is an exempted company as defined by the Companies Act 1981 (the "Act").
3.	The authorized share capital of the Company is US$5,000,000 divided into 500,000,000 common shares of par value US$0.01 each.
4.	The Company, with the consent of the Minister of Finance, has power to hold land situate in Bermuda not exceeding N/A in all, including the following parcels:-

Not Applicable

5.	Details of Incorporation: The Company was incorporated under the laws of the Yukon Territory, Canada on

October 5, 1998 as Gold Reserve Inc., and was continued to the Province of Alberta, Canada on September

9, 2014.

6.	The objects of the Company from the date of continuance are unrestricted.
7.	The following are provisions regarding the powers of the Company –

Subject to paragraph 4, the Company may do all such things as are incidental or conducive to the attainment of its objects and shall have the capacity, rights, powers and privileges of a natural person, and -

(i)	pursuant to Section 42 of the Act, the Company shall have the power to issue preference shares which are, at the option of the holder, liable to be redeemed;

(ii)	pursuant to Section 42A of the Act, the Company shall have the power to purchase its own shares for cancellation; and

(iii)	pursuant to Section 42B of the Act, the Company shall have the power to acquire its own shares to be held as treasury shares.

Signed by duly authorised persons in the presence of at least one witness attesting the signature thereof:-

________________________________________	________________________________________
________________________________________	________________________________________
________________________________________	________________________________________
(Authorised persons) Dated this day of , 2024	(Witnesses)

APPENDIX D

PROPOSED BERMUDA BYE-LAWS OF GOLD RESERVE BERMUDA

BYE-LAWS
OF

GOLD RESERVE LTD.

Adopted on [●]

TABLE OF CONTENTS

BYE-LAW PAGE

1.	DEFINITIONS ............................................................................................................................................ 5

SHARES ................................................................................................................................................................... 7

2.	POWER TO ISSUE SHARES ........................................................................................................................ 7
3.	POWER OF THE COMPANY TO PURCHASE ITS SHARES ........................................................................... 7
4.	RIGHTS ATTACHING TO SHARES .............................................................................................................. 8
5.	SHARE CERTIFICATES ............................................................................................................................... 8
6.	FRACTIONAL SHARES ............................................................................................................................... 9

REGISTRATION OF SHARES ................................................................................................................................... 9

7.	REGISTER OF SHAREHOLDERS ................................................................................................................. 9
8.	REGISTERED HOLDER ABSOLUTE OWNER ............................................................................................. 10
9.	TRANSFER OF REGISTERED SHARES....................................................................................................... 10
10.	TRANSMISSION OF REGISTERED SHARES .............................................................................................. 10

ALTERATION OF SHARE CAPITAL......................................................................................................................... 11

11.	POWER TO ALTER CAPITAL .................................................................................................................... 11
12.	VARIATION OF RIGHTS ATTACHING TO SHARES.................................................................................... 12

DIVIDENDS AND CAPITALISATION....................................................................................................................... 12

13.	DIVIDENDS AND OTHER PAYMENTS ...................................................................................................... 12
14.	POWER TO SET ASIDE PROFITS .............................................................................................................. 12
15.	METHOD OF PAYMENT .......................................................................................................................... 13
16.	CAPITALISATION .................................................................................................................................... 13

MEETINGS OF SHAREHOLDERS ........................................................................................................................... 13

D	3
17. ANNUAL GENERAL MEETINGS	13
18. SPECIAL GENERAL MEETINGS	14
19. REQUISITIONED GENERAL MEETINGS	14
20. NOTICE	14
21. GIVING NOTICE AND ACCESS	14
22. POSTPONEMENT OF GENERAL MEETING	15
23. ELECTRONIC PARTICIPATION IN MEETINGS	15
24. QUORUM AT GENERAL MEETINGS	15
25. CHAIRMAN TO PRESIDE AT GENERAL MEETINGS	16
26. VOTING ON RESOLUTIONS	16
27. POWER TO DEMAND A VOTE ON A POLL	17
28. VOTING BY JOINT HOLDERS OF SHARES	18
29. INSTRUMENT OF PROXY	18
30. REPRESENTATION OF CORPORATE SHAREHOLDER	19
31. ADJOURNMENT OF GENERAL MEETING	19
32. WRITTEN RESOLUTIONS	19
33. PERSONS ENTITLED TO BE PRESENT AT GENERAL MEETINGS	20
DIRECTORS AND OFFICERS	20
34. ELECTION OF DIRECTORS	20
35. NUMBER OF DIRECTORS	21
36. TERM OF OFFICE OF DIRECTORS	21

37. REMOVAL OF DIRECTORS	21
38. VACANCY IN THE OFFICE OF DIRECTOR	21
39. DIRECTORS TO MANAGE BUSINESS	21
40. POWERS OF THE BOARD OF DIRECTORS	22
41. REGISTER OF DIRECTORS AND OFFICERS	23
42. APPOINTMENT OF OFFICERS	24
43. APPOINTMENT OF SECRETARY AND RESIDENT REPRESENTATIVE	24

44.	DUTIES OF OFFICERS.............................................................................................................................. 24
45.	DUTIES OF THE SECRETARY ................................................................................................................... 24
46.	REMUNERATION OF OFFICERS .............................................................................................................. 24
47.	CONFLICTS OF INTEREST ........................................................................................................................ 24
48.	INDEMNIFICATION AND EXCULPATION OF DIRECTORS AND OFFICERS ................................................ 25

MEETINGS OF THE BOARD OF DIRECTORS ......................................................................................................... 26

49.	BOARD MEETINGS ................................................................................................................................. 26
50.	NOTICE OF BOARD MEETINGS ............................................................................................................... 26
51.	ELECTRONIC PARTICIPATION IN MEETINGS .......................................................................................... 26
52.	REPRESENTATION OF A CORPORATE DIRECTOR ................................................................................... 27
53.	QUORUM AT BOARD MEETINGS ........................................................................................................... 27
54.	BOARD TO CONTINUE IN THE EVENT OF VACANCY .............................................................................. 27
55.	CHAIRMAN TO PRESIDE ......................................................................................................................... 27
56.	WRITTEN RESOLUTIONS ........................................................................................................................ 27
57.	VALIDITY OF PRIOR ACTS ....................................................................................................................... 27

CORPORATE RECORDS ........................................................................................................................................ 28

58.	MINUTES ................................................................................................................................................ 28
59.	PLACE WHERE CORPORATE RECORDS KEPT .......................................................................................... 28
60.	FORM AND USE OF SEAL ....................................................................................................................... 28

ACCOUNTS ........................................................................................................................................................... 28

61.	RECORDS OF ACCOUNT ......................................................................................................................... 28

62.	FINANCIAL YEAR END ............................................................................................................................ 29
63.	ANNUAL AUDIT ...................................................................................................................................... 29
64.	APPOINTMENT OF AUDITOR ................................................................................................................. 29
65.	REMUNERATION OF AUDITOR .............................................................................................................. 29
66.	DUTIES OF AUDITOR .............................................................................................................................. 29
67.	ACCESS TO RECORD ............................................................................................................................... 29
68.	FINANCIAL STATEMENTS ....................................................................................................................... 29

69.	DISTRIBUTION OF AUDITOR'S REPORT .................................................................................................. 30
70.	VACANCY IN THE OFFICE OF AUDITOR .................................................................................................. 30

VOLUNTARY WINDING UP AND DISSOLUTION ................................................................................................... 30

71.	WINDING UP .......................................................................................................................................... 30

CHANGES TO CONSTITUTION ............................................................................................................................. 30

72.	CHANGES TO BYE-LAWS ........................................................................................................................ 30
73.	CHANGES TO MEMORANDUM OF ASSOCIATION ................................................................................. 31

MISCELLANEOUS .................................................................................................................................................. 31

74.	DISSENT RIGHTS .................................................................................................................................... 31

INTERPRETATION

1.       DEFINITIONS

1.1 In these Bye-laws, the following words and expressions shall, where not inconsistent with the context, have the following meanings:

“Auditor” includes an individual, company or partnership for the time being appointed as auditor of the Company.

“Bermuda” means the Islands of Bermuda.

“Board” means the board of Directors appointed or elected pursuant to these Bye-laws and acting by resolution in accordance with the Companies Act and these Bye-laws or the Directors present at a meeting of Directors at which there is a quorum.

“Branch Register” means a branch of the Register of Shareholders for the shares which is maintained by the Transfer Agent pursuant to the terms of an agreement with the Company and pursuant to the Companies Act.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in Bermuda are authorised or required by law to close.

“Bye-laws” means these bye-laws in their current form or as from time to time amended.

“Companies Act” means the Companies Act 1981 as amended from time to time.

“Company” means the company for which these Bye-laws are approved and confirmed.

“Court” means the Supreme Court of Bermuda.

“Director” means a director of the Company for the time being.

“Exchange” means the TSX Venture Exchange or such other stock exchange in Canada where any securities of the Company are listed and posted for trading.

“Indemnified Party” has the meaning ascribed thereto in Bye-law 48.1.

“Notice” means written notice as provided in these Bye-laws unless specifically stated otherwise.

“Officer” means any person appointed by the Board to hold an office in the Company.

“Ordinary Resolution” means a resolution passed by the affirmative vote of not less than a majority of the votes cast by the Shareholders who voted in respect of such a resolution at a general meeting or a resolution in writing signed by all the Shareholders entitled to vote on such a resolution.

“Register of Directors and Officers” means the register of directors and officers of the Company maintained in accordance with the Companies Act.

“Register of Shareholders” means the register of shareholders of the Company maintained in accordance with the Companies Act and, except in Bye-laws 7.1 and 7.3, includes any Branch Register.

“Registered Office” means the registered office of the Company maintained in accordance with the Companies Act.

“Reserved Matters” means those matters which are set out in Bye-law 40.2.

“Resident Representative” means any person appointed to act as resident representative and includes any deputy or assistant resident representative.

“Secretary” means any person appointed to act as secretary of the Company and includes any deputy or assistant secretary and any person appointed by the Board to perform any of the duties of the Secretary.

“share” means share in the capital of the Company and includes a fraction of a share.

“Shareholder” means the person registered in the Register of Shareholders as the holder of shares in the Company and, when two or more persons are so registered as joint holders of shares, means the person whose name stands first in the Register of Shareholders as one of such joint holders or all of such persons, as the context so requires.

“Special Resolution” means a resolution passed by the affirmative vote of not less than two-thirds of the votes cast by the Shareholders who voted in respect of such a resolution at a general meeting or a resolution in writing signed by all the Shareholders entitled to vote on such a resolution.

”Transfer Agent” such company as may from time to time be appointed by the Company to act as registrar and transfer agent of the shares, together with any sub-transfer agent appointed by the Transfer Agent.

“Treasury Share” means a share of the Company that was or is treated as having been acquired and held by the Company and has been held continuously by the Company since it was so acquired and has not been cancelled.

1.2        In these Bye-laws, where not inconsistent with the context:

(a)	words denoting the plural number include the singular number and vice versa;
(b)	words denoting the masculine gender include the feminine and neuter genders;
(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative; and
(d)	unless otherwise provided herein, words or expressions defined in the Companies Act shall bear the same meaning in these Bye-laws.
1.3	In these Bye-laws a reference to writing shall, unless the contrary intention appears, include facsimile, printing, lithography, photography, electronic mail and other modes of representing words in visible form.
1.4	Headings used in these Bye-laws are for convenience only and are not to be used or relied upon in the construction hereof.

SHARES

2.       POWER TO ISSUE SHARES

2.1 Subject to these Bye-laws and to any resolution of the Shareholders to the contrary, the Board shall have the power to issue any unissued shares on such terms and conditions as it may determine and any shares or class of shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise as the Company may by resolution of the Shareholders prescribe or, if no such resolution is in effect or insofar as the resolution does not make specific provision, as the Board may from time to time determine.

2.2 Subject to the Companies Act, any preference shares may be issued or converted into shares that (at a determinable date or at the option of the Company or the holder) are liable to be redeemed on such terms and in such manner as may be determined by the Board (before the issue or conversion).

2.3 A share shall not be issued by the Company until the consideration for such share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Company would have received if the share had been issued for money. In determining whether property or past service is the fair equivalent of a money consideration, the Board may take into account reasonable charges and expenses of organization and reorganization and payments for property and past services reasonably expected to benefit the Company. For the purposes of this section, “property” does not include a promissory note or promise to pay given by a person buying a share or a person who deals not at arm’s length, within the meaning of that expression in the Income Tax Act (Canada), with a person buying a share.

2.4 All shares issued by the Company shall be issued for fair market value as fully paid and non-assessable and the holders shall not be liable to the Company or its creditors in respect of those shares.

2.5 Directors who vote for or consent to a resolution authorizing the issue of a share for consideration other than money are jointly and severally liable to the Company to make good any amount by which the consideration received is less than the fair equivalent of the money the Company would have received if the share had been issued for money on the date of the resolution. Provided that the foregoing does not apply if the shares, on allotment, are held in escrow pursuant to an escrow agreement required by a securities regulatory authority, including any stock exchange on which the shares are traded, and are surrendered for cancellation pursuant to the agreement. A Director is not liable if the Director proves that the Director did not know and could not reasonably have known that the share was issued for consideration less than the fair equivalent of the money the Company would have received if the share had been issued for money. Any action to enforce a liability by this section 2.5 may not be commenced after two years from the date of the resolution authorizing the action complained of.

3.       POWER OF THE COMPANY TO PURCHASE ITS SHARES

3.1 The Company may purchase its own shares for cancellation or acquire them as Treasury Shares in accordance with the Companies Act on such terms as the Board shall think fit. The whole or any part of the amount payable on any such purchase may be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Act.

3.2 The Board may exercise all the powers of the Company to purchase or acquire all or any part of its own shares in accordance with the Companies Act. The whole or any part of the amount payable on any such purchase may be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Act.

4.       RIGHTS ATTACHING TO SHARES

4.1 Subject to any resolution of the Shareholders to the contrary (and without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares), the share capital shall be divided into shares of a single class the holders of which shall, subject to these Bye-laws, including without limitation Bye-law 74.14:

(a)	be entitled to one vote per share;
(b)	be entitled to such dividends as the Board may from time to time declare;
(c)	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and
(d)	generally be entitled to enjoy all of the rights attaching to shares.

4.2 All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share and, except where required by the Companies Act, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of the Company.

5.       SHARE CERTIFICATES

5.1 Every Shareholder shall be entitled to a share certificate under the common seal of the Company (or a facsimile thereof) or bearing the signature (or a facsimile thereof) of a Director or the Secretary or a person expressly authorised to sign. The Board may by resolution determine, either generally or in any particular case, that any signatures on any such certificates need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any persons. Where share certificates are issued they shall specify the number and, where appropriate, the class of shares held by such Shareholder.

5.2 The Company shall be under no obligation to complete and deliver a share certificate unless specifically requested by the person to whom the shares have been allotted. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all.

5.3 If any share certificate shall be proved to the satisfaction of the Board to have been worn out, lost, mislaid, or destroyed the Board may cause a new certificate to be issued and request an indemnity for the lost certificate if it sees fit.

5.4        Notwithstanding any provisions of these Bye-laws:

(a)	the Board shall, subject always to the Companies Act and any other applicable laws and regulations and the facilities and requirements of any relevant system concerned, have power to implement any arrangements it may, in its absolute discretion, think fit in relation to the evidencing of title to and transfer of uncertificated shares, and to the extent such arrangements are so implemented, no provision of these Bye-laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer of shares in uncertificated form; and
(b)	unless otherwise determined by the Board and as permitted by the Companies Act and any other applicable laws and regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title to that share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument.

6.       FRACTIONAL SHARES

6.1 The Company may issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of whole shares including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up.

REGISTRATION OF SHARES

7.       REGISTER OF SHAREHOLDERS

7.1 The Board shall cause to be kept in one or more books a Register of Shareholders and shall enter therein the particulars required by the Companies Act.

7.2 Subject to the provisions of the Companies Act, the Board may resolve that the Company may keep one or more Branch Registers in any place in or outside of Bermuda, and the Board may make, amend and revoke any such regulations as it may think fit respecting the keeping of such Branch Registers.

7.3 The Register of Shareholders shall be open to inspection in the manner prescribed by the Companies Act. The Register of Shareholders may, after notice has been given in accordance with the Companies Act, be closed for any time or times not exceeding in the whole thirty days in each year.

7.4 The Directors shall from time to time determine whether and to what extent and at what time and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to inspection of the Shareholders (not being Directors), and no Shareholder (not being a Director) shall have any right of inspection of any account or book or document of the Company except as conferred by law or authorised by the Directors, provided that a Shareholder is entitled to inspect the Register of the Shareholders in accordance with the Companies Act and subject to applicable laws.

8.       REGISTERED HOLDER ABSOLUTE OWNER

8.1 The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable claim or other claim to, or interest in, such share on the part of any other person.

9.       TRANSFER OF REGISTERED SHARES

9.1 Subject to the Companies Act and to such of the restrictions contained in these Bye-laws as may be applicable, any shareholder may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve.

9.2 Such instrument of transfer shall be signed by or on behalf of the transferor. The transferor shall be deemed to remain the holder of such share until the same has been registered as having been transferred to the transferee in the Register of Shareholders.

9.3 The joint holders of any share may transfer such share to one or more of such joint holders, and the surviving holder or holders of any share previously held by them jointly with a deceased Shareholder may transfer any such share to the executors or administrators of such deceased Shareholder.

9.4 The Board shall refuse to register a transfer unless all applicable consents, authorisations and permissions of any governmental body or agency in Bermuda or any other applicable jurisdiction have been obtained. Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-law.

9.5 The Board may in its absolute discretion and without assigning any reason therefor refuse to register a transfer unless it is accompanied by the certificate in respect of the shares to which it relates (provided that a certificate has been issued) and by such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer. Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-law.

9.6 If the Board refuses to register a transfer of any share the Secretary shall, within three months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

9.7 Notwithstanding anything to the contrary in these Bye-laws, shares that are listed or admitted to trading on an appointed stock exchange may be transferred in accordance with the rules and regulations of such exchange.

10.       TRANSMISSION OF REGISTERED SHARES

10.1 In the case of the death of a Shareholder, the survivor or survivors where the deceased Shareholder was a joint holder, and the legal personal representatives of the deceased Shareholder where the deceased

Shareholder was a sole holder, shall be the only persons recognised by the Company as having any title to the deceased Shareholder’s interest in the shares. Nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by such deceased Shareholder with other persons. Subject to the Companies Act, for the purpose of this Bye-law, legal personal representative means the executor or administrator of a deceased Shareholder or such other person as the Board may, in its absolute discretion, decide as being properly authorised to deal with the shares of a deceased Shareholder.

10.2 Any person becoming entitled to a share in consequence of the death or bankruptcy of any Shareholder may be registered as a Shareholder upon such evidence as the Board may deem sufficient or may elect to nominate some person to be registered as a transferee of such share, and in such case the person becoming entitled shall execute in favour of such nominee an instrument of transfer in writing in such form as the Board may accept. All the limitations, restrictions and provisions of these Bye-laws relating to the transfer of registered shares shall be applicable to any such transfer.

10.3 On the presentation of the foregoing materials to the Board, accompanied by such evidence as the Board may require to prove the title of the transferor, the transferee shall be registered as a Shareholder.

10.4 Where two or more persons are registered as joint holders of a share or shares, then in the event of the death of any joint holder or holders the remaining joint holder or holders shall be absolutely entitled to such share or shares and the Company shall recognise no claim in respect of the estate of any joint holder except in the case of the last survivor of such joint holders.

10.5 Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under Bye-laws 10.1 to 10.4 (inclusive).

ALTERATION OF SHARE CAPITAL

11.       POWER TO ALTER CAPITAL

11.1        Subject to Bye-law 40.2, the Company may, in any manner permitted by the Companies Act:

(a)	increase its share capital by new shares of such amount as it thinks expedient;
(b)	change the currency denomination of its share capital;

(c)	cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;
(d)	reduce its share capital;
(e)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; and/or
(f)	subdivide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum.

11.2        The Board may, in any manner permitted by the Companies Act:

(a)	divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions; and/or
(b)	make provision for the issue and allotment of shares which do not carry any voting rights.

11.3 Where, on any alteration or reduction of share capital, fractions of shares or some other difficulty would arise, the Board may deal with or resolve the same in such manner as it thinks fit.

12.       VARIATION OF RIGHTS ATTACHING TO SHARES

12.1 If, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of a resolution passed by a two-thirds of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum (where the Company has more than one Shareholder) shall be two persons at least holding or representing by proxy one-third of the issued shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

DIVIDENDS AND CAPITALISATION

13.       DIVIDENDS AND OTHER PAYMENTS

13.1 The Board may, subject to these Bye-laws and in accordance with the Companies Act, declare a dividend to be paid to the Shareholders, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in specie in which case the Board may fix the value for distribution in specie of any assets.

13.2 The Board may fix any date as the record date for determining the Shareholders entitled to receive any dividend.

13.3 The Board may declare and make such other distributions (in cash or in specie) to the Shareholders as may be lawfully made out of the assets of the Company and if in connection therewith fractions of shares or some other difficulty would arise, the Board may deal with or resolve the same in such manner as it thinks fit.

13.4	The Board may deduct from the dividends or distributions payable to any Shareholder all moneys due from such Shareholder to the Company on account of calls or otherwise.
13.5	No dividend, distribution or other monies payable by the Company on or in respect of any share shall bear interest against the Company.

14.       POWER TO SET ASIDE PROFITS

14.1        The Board may, before declaring a dividend or distribution out of contributed surplus, set aside out of the surplus or profits of the Company, such amount as it thinks proper as a reserve to be used to meet contingencies or for equalising dividends or for any other purpose.

15.       METHOD OF PAYMENT

15.1 Any dividend, interest, or other moneys payable in cash in respect of the shares may be paid by cheque or draft sent through the post directed to the Shareholder at such Shareholder’s address in the Register of Shareholders, or to such person and to such address as the Shareholder may in writing direct, or by transfer to such account as the Shareholder may in writing direct.

15.2 In the case of joint holders of shares, any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or draft, made payable to the order of all such joint holders, sent through the post directed to the address of each joint holder recorded in the Register of Shareholders, or to such person and to such address as the joint holders may in writing direct, or by transfer to such account as the joint holders may in writing direct. If two or more persons are registered as joint holders of any shares any one can give an effectual receipt for any dividend or other payment paid in respect of such shares.

15.3 In the event of non-receipt of any dividend cheque by the person to whom it is sent, the Company shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case.

15.4 Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Company.

16.       CAPITALISATION

The Board may capitalise any amount for the time being standing to the credit of any of the Company’s share premium or other reserve accounts or to the credit of the profit and loss account or otherwise available for distribution by applying such amount in paying up unissued shares to be allotted as fully paid bonus shares pro rata to the Shareholders.

MEETINGS OF SHAREHOLDERS

17.       ANNUAL GENERAL MEETINGS

17.1 The Company shall hold an annual general meeting by the earlier of the time required pursuant to the Companies Act or applicable securities laws and 18 months after:

(a)	the date of its incorporation; or
(b)	the date of its certificate of amalgamation, in the case of an amalgamation,

and subsequently thereafter in each year nor more than 15 months after it last preceding annual meeting or such earlier date as required by the Companies Act and applicable securities laws.

17.2        Subject to any rights to dispense with the annual general meeting pursuant to the Companies Act, the annual general meeting shall be held in each year (other than the year of incorporation) at such place, date and hour as shall be fixed by the president or the chairman of the Company (if any) or any two Directors or any Director and the Secretary or the Board.

18.       SPECIAL GENERAL MEETINGS

18.1 A special general meeting may be convened by the Board, such meeting to be held at such place, date and hour as fixed by them, whenever in their judgment such a meeting is necessary.

19.       REQUISITIONED GENERAL MEETINGS

19.1 The Board shall, on the requisition of Shareholders holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up share capital of the Company as at the date of the deposit carries the right to vote at general meetings, forthwith proceed to convene a special general meeting and the provisions of the Companies Act shall apply.

20.       NOTICE

20.1 At least 21 days’ notice of an annual general meeting shall be given to each Shareholder entitled to attend and vote thereat, stating the place, date and hour at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting.

20.2 At least 21 days’ notice of a special general meeting shall be given to each Shareholder entitled to attend and vote thereat, stating the place, date and hour and the general nature of the business to be considered at the meeting.

20.3 The Board may fix any date as the record date for determining the Shareholders entitled to receive notice of and to vote at any general meeting.

20.4 A general meeting shall, notwithstanding that it is called on shorter notice than that specified in these Bye-laws, be deemed to have been properly called if it is so agreed by (i) all the Shareholders entitled to attend and vote thereat in the case of an annual general meeting; and (ii) by a majority in number of the Shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving a right to attend and vote thereat in the case of a special general meeting.

20.5 The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

21.       GIVING NOTICE AND ACCESS

21.1        A notice may be given by the Company to a Shareholder:

(a)	by delivering it to such Shareholder in person, in which case the notice shall be deemed to have been served upon such delivery; or

(b)	by sending it by post to such Shareholder's address in the Register of Shareholders, in which case the notice shall be deemed to have been served seven days after the date on which it is deposited, with postage prepaid, in the mail; or
(c)	by sending it by courier to such Shareholder's address in the Register of Shareholders, in which case the notice shall be deemed to have been served two days after the date on which it is deposited, with courier fees paid, with the courier service; or
(d)	by transmitting it by electronic means (including facsimile and electronic mail, but not telephone) in accordance with such directions as may be given by such Shareholder to the Company for such purpose, in which case the notice shall be deemed to have been served at the time that it would in the ordinary course be transmitted; or (e) in accordance with Bye-law 21.3.
21.2	Any notice required to be given to a Shareholder shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named first in the Register of Shareholders and notice so given shall be sufficient notice to all the holders of such shares.
21.3	Where a Shareholder indicates his consent (in a form and manner satisfactory to the Board), to receive information or documents by accessing them on a website rather than by other means, or receipt in this manner is otherwise permitted by the Companies Act, the Board may deliver such information or documents by notifying the Shareholder of their availability and including therein the address of the website, the place on the website where the information or document may be found, and instructions as to how the information or document may be accessed on the website.
21.4	In the case of information or documents delivered in accordance with Bye-law 21.3, service shall be deemed to have occurred when (i) the Shareholder is notified in accordance with that Bye-law; and (ii) the information or document is published on the website.

22.       POSTPONEMENT OF GENERAL MEETING

22.1 The Chairman may postpone any general meeting called in accordance with these Bye-laws . Fresh notice of the date, time and place for the postponed meeting shall be given to each Shareholder in accordance with these Bye-laws.

23.       ELECTRONIC PARTICIPATION IN MEETINGS

23.1 Shareholders may participate in any general meeting by such telephonic, electronic or other communication facilities or means (including, without limiting the generality of the foregoing, by telephone, or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

24.       QUORUM AT GENERAL MEETINGS

24.1 Unless otherwise specified in the Bye-Laws, at any general meeting two or more persons present in person and representing in person or by proxy not less than 5% of the total issued voting shares in the

Company throughout the meeting shall form a quorum for the transaction of business, provided that if the Company shall at any time have only one Shareholder, one Shareholder present in person or by proxy shall form a quorum for the transaction of business at any general meeting held during such time.

24.2 If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Chairman may determine. Unless the meeting is adjourned to a specific date, time and place announced at the meeting being adjourned, fresh notice of the resumption of the meeting shall be given to each Shareholder entitled to attend and vote thereat in accordance with these Bye-laws.

25.       CHAIRMAN TO PRESIDE AT GENERAL MEETINGS

25.1 Unless otherwise agreed by a majority of those attending and entitled to vote thereat, the chairman of the Company, if there be one, and if not the president of the Company, if there be one, and if not the vice president of the Company, if there by one, shall act as chairman at all general meetings at which such person is present. In their absence a chairman shall be appointed or elected by those present at the meeting and entitled to vote.

26.       VOTING ON RESOLUTIONS

26.1 Subject to the Companies Act, a resolution may only be put to a vote at a general meeting of the Company or of any class of Shareholders if:

(a)	it is proposed by or at the direction of the Board;
(b)	it is proposed at the direction of the Court;
(c)	it is proposed on the requisition in writing of such number of Shareholders as is prescribed by, and is made in accordance with, the relevant provisions of the Companies Act; or

(d)	the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.
26.2	Subject to the Companies Act and these Bye-laws, including Bye-law 26.3 below, any question proposed for the consideration of the Shareholders at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with these Bye-laws and in the case of an equality of votes the resolution shall fail.
26.3	Notwithstanding anything else in these Bye-laws, Reserved Matters shall be decided by way of Special Resolution.
26.4	At any general meeting a resolution put to the vote of the meeting shall, in the first instance, be voted upon by a show of hands and, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to these Bye-laws, every Shareholder present in person and every person holding a valid proxy at such meeting shall be entitled to one vote and shall cast such vote by raising his hand.

26.5	In the event that a Shareholder participates in a general meeting by telephone, electronic or other communication facilities or means, the chairman of the meeting shall direct the manner in which such Shareholder may cast his vote on a show of hands.
26.6	No amendment, may be made to a resolution, at or before the time when it is put to a vote, unless the chairman of the meeting in his/her absolute discretion decides that the amendment or the amended resolution may properly be put to a vote at that meeting. If the chairman of the meeting rules a resolution or an amendment to a resolution admissible or out of order (as the case may be), the proceedings of the meeting or on the resolution in question shall not be invalidated by any error in his/her ruling. Any ruling by the chairman of the meeting in relation to a resolution or an amendment to a resolution shall be final and conclusive.
26.7	At any general meeting a declaration by the chairman of the meeting that a question proposed for consideration has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in a book containing the minutes of the proceedings of the Company shall, subject to these Bye-laws, be conclusive evidence of that fact.

27.       POWER TO DEMAND A VOTE ON A POLL

27.1        Notwithstanding the foregoing, a poll may be demanded by any of the following persons:

(a)	the chairman of such meeting; or
(b)	at least three Shareholders present in person or represented by proxy; or
(c)	any Shareholder or Shareholders present in person or represented by proxy and holding between them not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at such meeting; or
(d)	any Shareholder or Shareholders present in person or represented by proxy holding shares in the Company conferring the right to vote at such meeting.
27.2	Where a poll is demanded, subject to any rights or restrictions for the time being lawfully attached to any class of shares, every person present at such meeting shall have one vote for each share of which such person is the holder or for which such person holds a proxy and such vote shall be counted by ballot as described herein, or in the case of a general meeting at which one or more Shareholders are present by telephone, electronic or other communication facilities or means, in such manner as the chairman of the meeting may direct and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded and shall replace any previous resolution upon the same matter which has been the subject of a show of hands. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.
27.3	A poll demanded for the purpose of electing a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and in such manner during such meeting as the chairman (or acting chairman) of the meeting may direct. Any business other than that upon which a poll has been demanded may be conducted pending the taking of the poll.

27.4	Where a vote is taken by poll, each person physically present and entitled to vote shall be furnished with a ballot paper on which such person shall record his vote in such manner as shall be determined at the meeting having regard to the nature of the question on which the vote is taken, and each ballot paper shall be signed or initialled or otherwise marked so as to identify the voter and the registered holder in the case of a proxy. Each person present by telephone, electronic or other communication facilities or means shall cast his vote in such manner as the chairman shall direct. At the conclusion of the poll, the ballot papers and votes cast in accordance with such directions shall be examined and counted by a committee of not less than two Shareholders or proxy holders appointed by the chairman for the purpose and the result of the poll shall be declared by the chairman.

28.       VOTING BY JOINT HOLDERS OF SHARES

28.1 In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Shareholders.

29.       INSTRUMENT OF PROXY

29.1	An instrument appointing a proxy shall be in writing in such form as the chairman of the meeting shall accept.

29.2 The instrument appointing a proxy must be received by the Company at the Registered Office or at such other place or in such manner as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting at which the person named in the instrument appointing a proxy proposes to vote, and an instrument appointing a proxy which is not received in the manner so prescribed shall be invalid.

29.3 A Shareholder who is the holder of two or more shares may appoint more than one proxy, with or without the power of substitution, to represent him and vote on his behalf in respect of different shares.

29.4 The decision of the chairman of any general meeting as to the validity of any appointment of a proxy shall be final.

29.5        Any Shareholder may irrevocably appoint a proxy and in such case:

(a)	such proxy shall be irrevocable in accordance with the terms of the instrument of appointment;
(b)	the Company shall be given notice of the appointment, such notice to include the name, address, telephone number and electronic mail address of the proxy holder and the Company shall give to the holder of such proxy notice of all meetings of Shareholders of the Company;
(c)	the holder of such proxy shall be the only person entitled to vote the relevant shares at any meeting at which such holder is present; and

(d)	the Company shall be obliged to recognise the holder of such proxy until such time as the holder shall notify the Company in writing that such proxy is no longer in force.

30.       REPRESENTATION OF CORPORATE SHAREHOLDER

30.1 A corporation which is a Shareholder may, by written instrument, authorise such person or persons as it thinks fit to act as its representative at any meeting and any person so authorised shall be entitled to exercise the same powers on behalf of the corporation which such person represents as that corporation could exercise if it were an individual Shareholder, and that Shareholder shall be deemed to be present in person at any such meeting attended by its authorised representative or representatives.

30.2 Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he thinks fit as to the right of any person to attend and vote at general meetings on behalf of a corporation which is a Shareholder.

31.       ADJOURNMENT OF GENERAL MEETING

31.1 The chairman of a general meeting may, with the consent of the Shareholders at any general meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting. Unless the meeting is adjourned to a specific date, place and time announced at the meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned meeting shall be given to each Shareholder entitled to attend and vote thereat in accordance with these Bye-laws. In addition to any other power of adjournment conferred by law, the chairman of the meeting may at any time without consent of the meeting (to the extent permitted by the Companies Act) adjourn the meeting (whether or not it has been commenced or a quorum present) to another time and/or place (or sine die) if, in his/her opinion, it would facilitate the conduct of the business of the meeting to do so or if he/she is so directed (prior or at the meeting) by the Board.

32.       WRITTEN RESOLUTIONS

32.1 Subject to these Bye-laws, anything which may be done by resolution of the Company in a general meeting or by resolution of a meeting of any class of the Shareholders may, without a meeting, be done by written resolution in accordance with this Bye-law.

32.2 Notice of a written resolution shall be given, and a copy of the resolution shall be circulated to all Shareholders who would be entitled to attend a meeting and vote thereon. The accidental omission to give notice to, or the non-receipt of a notice by, any Shareholder does not invalidate the passing of a resolution.

32.3 A written resolution is passed when it is signed by (or in the case of a Shareholder that is a corporation, on behalf of) all Shareholders who at the date that the notice is given are entitled to vote on such resolution.

32.4        A resolution in writing may be signed in any number of counterparts.

32.5        A resolution in writing made in accordance with this Bye-law is as valid as if it had been passed by the

Company in general meeting or by a meeting of the relevant class of Shareholders, as the case may be, and any reference in any Bye-law to a meeting at which a resolution is passed or to Shareholders voting in favour of a resolution shall be construed accordingly.

32.6 A resolution in writing made in accordance with this Bye-law shall constitute minutes for the purposes of the Companies Act.

32.7        This Bye-law shall not apply to:

(a)	a resolution passed to remove an Auditor from office before the expiration of his term of office; or
(b)	a resolution passed for the purpose of removing a Director before the expiration of his term of office.

32.8 For the purposes of this Bye-law, the effective date of the resolution is the date when the resolution is signed by (or in the case of a Shareholder that is a corporation, on behalf of) the last Shareholder whose signature results in the necessary voting majority being achieved and any reference in any Byelaw to the date of passing of a resolution is, in relation to a resolution made in accordance with this Bye-law, a reference to such date.

33.       PERSONS ENTITLED TO BE PRESENT AT GENERAL MEETINGS

33.1        The Directors shall be entitled to receive notice of, attend, and be heard at any general meeting.

33.2        The only persons entitled to be present at a general meeting shall be:

(a)	those Shareholders who are entitled to vote at such meeting;
(b)	the Directors;
(c)	the Auditor;
(d)	others who, although no entitled to vote at the meeting, are entitled or required to be present under any provision of the rules of any applicable stock exchange;
(e)	legal counsel to the Company when invited by the Company to attend; and

(f)	any other person on the invitation of the chairman of the Company or with the consent of the Shareholders.

DIRECTORS AND OFFICERS

34.       ELECTION OF DIRECTORS

34.1 The Board of Directors shall be elected or appointed in the first place at the statutory meeting of the Company and thereafter, except in the case of a casual vacancy, at the annual general meeting or at any special general meeting called for that purpose.

34.2        At any general meeting, the Shareholders may authorise the Board to fill any vacancy in their number left unfilled at a general meeting.

35.       NUMBER OF DIRECTORS

35.1 The number of Directors shall not be less than three (3) and not more than fifteen (15) at any given time with the number of Directors within that range being as the Board may from time to time determine, or such other minimum and maximum number of Directors as the Shareholders may from time to time determine; provided that so long as the Company is listed on the Exchange, there will be no less than three (3) directors.

36.       TERM OF OFFICE OF DIRECTORS

36.1 Directors shall hold office for such term as the Shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

37.       REMOVAL OF DIRECTORS

37.1 Subject to any provision to the contrary in these Bye-laws, the Shareholders entitled to vote for the election of Directors may, at any special general meeting convened and held in accordance with these Bye-laws, remove a Director provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention to do so and be served on such Director no fewer than 14 days before the meeting and at such meeting the Director shall be entitled to be heard on the motion for such Director’s removal.

37.2 If a Director is removed from the Board under this Bye-law, the Shareholders may fill the vacancy at the meeting at which such Director is removed. In the absence of such election or appointment, the Board may fill the vacancy.

38.       VACANCY IN THE OFFICE OF DIRECTOR

38.1        The office of Director shall be vacated if the Director:

(a)                 is removed from office pursuant to these Bye-laws;

(b)                is or becomes bankrupt or insolvent;

(c)                 is prohibited by law from being a Director;

(d)                is or becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that his office is vacated, or dies; or (e) resigns his office by notice to the Company.

38.2 The Board shall have the power to appoint any person as a Director to fill a vacancy on the Board occurring as a result of the death, disability, disqualification or resignation of any Director.

39.       DIRECTORS TO MANAGE BUSINESS

39.1 The business of the Company shall be managed and conducted by the Board. In managing the business of the Company, the Board may exercise all such powers of the Company as are not, by the Companies

Act or by these Bye-laws, required to be exercised by the Company in general meeting. Each Director shall exercise his/her powers for a proper purpose. Each Director, in exercising his/her powers or performing his/her duties, shall act honestly and in good faith in what the Director believes to be in the best interests of the Company.

40.       POWERS OF THE BOARD OF DIRECTORS

40.1        Subject to the Companies Act and these Bye-laws, including Bye-law 40.2 below, the Board may:

(a)	Appoint, suspend, or remove (without prejudice to rights under any employment contract or similar agreement) any manager, secretary, clerk, officer, agent or employee of the Company and may fix their remuneration and determine their duties;

(b)	exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party;
(c)	appoint one or more Directors to the office of managing director or chief executive officer of the Company, who shall, subject to the control of the Board, supervise and administer all of the general business and affairs of the Company;
(d)	appoint a person to act as manager of the Company’s day-to-day business and may entrust to and confer upon such manager such powers and duties as it deems appropriate for the transaction or conduct of such business;
(e)	by power of attorney, appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney;
(f)	procure that the Company pays all expenses incurred in promoting and incorporating the Company;
(g)	designate one or more committees, such committee or committees to have such name or names as may be determined from time to time by resolution adopted by the Board, and each such committee of one or more persons may consist partly of non- directors, which to the extent provided in said resolution or resolutions shall have and may exercise the powers of the Board as may be delegated to such committee in the management of the business and affairs of the Company; provided further that the meetings and proceedings of any such committee shall be governed by the provisions of these Bye-laws regulating the meetings and proceedings of the Board, so far as the same are applicable and are not superseded by directions imposed by the Board. A majority of all the members of any such committee may determine its action and fix the time and place of its meetings, unless the Board shall otherwise provide. The Board shall have power to change the members of any such committee at any time, to fill vacancies and to discharge any such committee, either with or without cause, at any time;

(h)	delegate any of its powers (including the power to sub-delegate) to any person on such terms and in such manner as the Board may see fit;
(i)	present any petition and make any application in connection with the liquidation or reorganisation of the Company;
(j)	in connection with the issue of any share, pay such commission and brokerage as may be permitted by law; and
(k)	authorise any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any deed, agreement, document or instrument on behalf of the Company.

40.2 Notwithstanding any other provision of these Bye-laws, the following matters (the “Reserved Matters”) shall require the approval of the Shareholders by way of a Special Resolution:

(a)	an amalgamation or merger of the Company with or into any person other than the amalgamation or merger of the Company with one or more of its subsidiaries;
(b)	a sale, lease or exchange of all or substantially all of the property of the Company other than in the ordinary course of business of the Company;
(c)	a discontinuance of the Company pursuant to section 132G of the Companies Act;
(d)	a Shareholders’ voluntary winding up of the Company pursuant to sections 201 and 213 of the Companies Act;
(e)	an alteration of the rights, privileges, restrictions and/or conditions in respect of all of any of the Company’s shares;
(f)	a change in the name of the Company;
(g)	a change in the maximum number of shares that the Company is authorised to issue, pursuant to Bye-law 11.1; and
(h)	an alteration to the Company’s Memorandum of Association, pursuant to Bye-law 73, or certain of these Bye-laws, pursuant to Bye-law 72.

41.       REGISTER OF DIRECTORS AND OFFICERS

41.1 The Board shall establish and maintain a Register of the Directors and Officers of the Company as required by the Companies Act. The Register of the Directors and Officers shall be open to inspection without charge at the Registered Office of the Company on every Business Day, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each Business Day be allowed for inspection.

42.       APPOINTMENT OF OFFICERS

42.1        The Board may appoint such officers (who may or may not be Directors) as the Board may determine.

43.       APPOINTMENT OF SECRETARY AND RESIDENT REPRESENTATIVE

43.1 The Secretary and Resident Representative (if applicable), shall be appointed by the Board at such remuneration (if any) and upon such terms as it deems fit and any Secretary and Resident Representative (where applicable) so appointed may be removed by the Board.

44.       DUTIES OF OFFICERS

44.1 The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time.

45.       DUTIES OF THE SECRETARY

45.1 The duties of the Secretary shall be those prescribed by the Companies Act together with such other duties as shall from time to time be prescribed by the Board.

46.	REMUNERATION OF OFFICERS

46.1        The Officers shall receive such remuneration as the Board may determine.

47.       CONFLICTS OF INTEREST

47.1 Any Director, or any Director’s firm, partner or any company with whom any Director is associated, may act in any capacity for, be employed by or render services to the Company and such Director or such Director’s firm, partner or company shall be entitled to remuneration as if such Director were not a Director. Nothing herein contained shall authorise a Director or Director’s firm, partner or company to act as Auditor to the Company.

47.2 A Director who is directly or indirectly interested in a contract or proposed contract or arrangement with the Company shall declare the nature of such interest as required by the Companies Act. So long as, where it is necessary, a Director declares the nature of such interest as required by the Companies Act and abstains from voting in respect thereof in accordance with these Bye-laws, the Director shall not by reason of his/her office be liable to account to the Company for any profit realised thereby.

47.3 Following a declaration being made pursuant to this Bye-law, a Director may be counted in the quorum for such meeting.

47.4 Subject to the Companies Act and any further disclosure required thereby, a general notice to the Directors by a Director or officer declaring that he is a director or officer of or has an interest in any person and is to be regarded as interested in any transaction or arrangement made with that person shall be sufficient declaration of interest in relation to any transaction or arrangement so made.

47.5 A Director who has an interest in a contract or proposed contract or arrangement with the Company shall not vote on any resolution to approve such contract or arrangement unless the contract or arrangement is:

(a)	a contract or transaction in which, but only to the extent that, the Director undertakes an obligation or obligations for the benefit of the Company;
(b)	a contract or transaction relating primarily to the Director’s remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company ;
(c)	a contract or transaction for indemnity or insurance under the Bye-laws or the Companies Act;
(d)	a contract of transaction with an affiliate of the Company.

48.       INDEMNIFICATION AND EXCULPATION OF DIRECTORS AND OFFICERS

48.1 Subject to Bye-law 48.3, the Directors, Resident Representative, Secretary and other Officers (such term to include any person appointed to any committee by the Board) acting in relation to any of the affairs of the Company or any subsidiary thereof, any person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or a creditor and the liquidator or trustees (if any) acting in relation to any of the affairs of the Company or any subsidiary thereof and every one of them (whether for the time being or formerly), and their heirs, executors, administrators and legal representatives (each of which an “Indemnified Party”), shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and no Indemnified Party shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any monies or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any monies of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto.

48.2 Subject to Bye-law 48.3, each Shareholder agrees to waive any claim or right of action such Shareholder might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such Director or Officer, or the failure of such Director or Officer to take any action in the performance of his duties with or for the Company or any subsidiary thereof.

48.3 The indemnity and the agreement of each Shareholder to waive claims or rights set out in Bye-Law 48.1 and 48.2 shall not extend to any Indemnified Party unless such Indemnified Party, with respect to the applicable matter: (a) acted honestly, without fraud, and in good faith with the view to the best interests of the Company, or, as the case may be, to the interests of the other entity for which the Indemnified Party acted at the Company’s request, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was unlawful. In addition, the indemnity and the agreement of each Shareholder to waive rights or claims set out in Bye-Law 49.1 and 49.2 shall not apply to any Director where such Director is liable for amounts pursuant to section 118 and 119 of the Canada Business Corporations Act.

48.4 The Company may purchase and maintain insurance for the benefit of any Indemnified Person or any persons who are or were at any time Directors, Officers, or directors or officers of any other company which is its holding company or in which the Company or such holding company has any interest, whether direct or indirect, or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or such other company, against any liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary or undertaking.

48.5 The Company may advance monies to an Indemnified Party for the costs, charges and expenses incurred by such Indemnified Party in defending any civil or criminal proceedings against him, upon receipt of an undertaking by such Indemnified Party to repay the amount if it shall ultimately be determined that the Indemnified Party is not entitled to be indemnified by the Company and upon such terms and conditions, if any, as the Company deems appropriate.

MEETINGS OF THE BOARD OF DIRECTORS

49.       BOARD MEETINGS

49.1 The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. A resolution put to the vote at a meeting of the Board shall be carried by the affirmative votes of a majority of the votes cast and in the case of an equality of votes the resolution shall fail.

49.2        Each Director, irrespective of class, has the same voting rights.

50.       NOTICE OF BOARD MEETINGS

50.1 A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Board. Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to such Director orally (including in person or by telephone) or otherwise communicated or sent to such Director by post, electronic means or other mode of representing words in a visible form at such Director's last known address or in accordance with any other instructions given by such Director to the Company for this purpose.

51.       ELECTRONIC PARTICIPATION IN MEETINGS

51.1 Directors may participate in any meeting by such telephonic, electronic or other communication facilities or means (including, without limiting the generality of the foregoing, by telephone, or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

52.       REPRESENTATION OF A CORPORATE DIRECTOR

52.1 A Director which is a corporation may, by written instrument, authorise such person or persons as it thinks fit to act as its representative at any meeting and any person so authorised shall be entitled to exercise the same powers on behalf of the corporation which such person represents as that corporation could exercise if it were an individual Director, and that Director shall be deemed to be present in person at any such meeting attended by its authorised representative or representatives.

52.2 Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he thinks fit as to the right of any person to attend and vote at Board meetings on behalf of a corporation which is a Director.

53.       QUORUM AT BOARD MEETINGS

53.1 The quorum necessary for the transaction of business at a meeting of the Board shall be two Directors, or such greater number of Directors as the Board may from time to time determine, provided that if there is only one Director for the time being in office the quorum shall be one.

54.       BOARD TO CONTINUE IN THE EVENT OF VACANCY

54.1 The Board may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number fixed by these Bye-laws as the quorum necessary for the transaction of business at meetings of the Board, the continuing Directors or Director may act for the purpose of (i) summoning a general meeting; or (ii) preserving the assets of the Company.

55.       CHAIRMAN TO PRESIDE

55.1 Unless otherwise agreed by a majority of the Directors attending, the chairman, if there be one, and if not, the president, if there be one, and if not, the vice president, if there be one, shall act as chairman at all meetings of the Board at which such person is present. In their absence a chairman shall be appointed or elected by the Directors present at the meeting.

56.       WRITTEN RESOLUTIONS

56.1 A resolution executed by (or in the case of a Director that is a corporation, on behalf of) all the Directors, which may be in counterparts, shall be as valid as if it had been passed at a meeting of the Board duly called and constituted, such resolution to be effective when the resolution is executed by (or in the case of a Director that is a corporation, on behalf of) the last Director.

57.       VALIDITY OF PRIOR ACTS

57.1 All acts done in good faith by the Board or by any committee or by any person acting as a Director or member of a committee or any person authorized by the Board or any committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director, member of such committee or person so authorized.

57.2 No regulation or alteration to these Bye-laws made by the Company in a general meeting shall invalidate any prior act of the Board or by any committee or by any person acting as a Director or member of a committee or any person duly authorised by the Board or any committee which would have been valid if that regulation or alteration had not been made.

CORPORATE RECORDS

58.       MINUTES

58.1        The Board shall cause minutes to be duly entered in books provided for the purpose:

(a)	of all elections and appointments of Officers;
(b)	of the names of the Directors present at each meeting of the Board and of any committee appointed by the Board; and
(c)	of all resolutions and proceedings of general meetings of the Shareholders, meetings of the Board, and meetings of committees appointed by the Board.

59.       PLACE WHERE CORPORATE RECORDS KEPT

59.1 Minutes prepared in accordance with the Companies Act and these Bye-laws shall be kept at the Registered Office.

60.       FORM AND USE OF SEAL

60.1	The Company may adopt a seal in such form as the Board may determine. The Board may adopt one or more duplicate seals for use in or outside Bermuda.

60.2 A seal may, but need not, be affixed to any deed, instrument, share certificate or document, and if the seal is to be affixed thereto, it shall be attested by the signature of (i) any Director, or (ii) any Officer, or (iii) the Secretary, or (iv) any person authorised by the Board for that purpose.

60.3 A Resident Representative may, but need not, affix the seal of the Company to certify the authenticity of any copies of documents.

ACCOUNTS

61.       RECORDS OF ACCOUNT

61.1 The Board shall cause to be kept proper records of account with respect to all transactions of the Company and in particular with respect to:

(a)	all amounts of money received and expended by the Company and the matters in respect of which the receipt and expenditure relates;
(b)	all sales and purchases of goods by the Company; and (c) all assets and liabilities of the Company.

61.2 Such records of account shall be kept at the Registered Office, or subject to the Companies Act, at such other place as the Board thinks fit and shall be available for inspection by the Directors during normal business hours.

62.       FINANCIAL YEAR END

62.1	The financial year end of the Company may be determined by resolution of the Board and failing such resolution shall be 31 December in each year.

63.       ANNUAL AUDIT

63.1 Subject to any rights to waive laying of accounts or appointment of an Auditor pursuant to the Companies Act, the accounts of the Company shall be audited at least once in every year.

64.       APPOINTMENT OF AUDITOR

64.1 Subject to the Companies Act, the Shareholders shall appoint an auditor to the Company to hold office for such term as the Shareholders deem fit or until a successor is appointed.

64.2 The Auditor may be a Shareholder but no Director, Officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.

65.       REMUNERATION OF AUDITOR

65.1 The remuneration of an Auditor appointed by the Shareholders shall be fixed by the Company in general meeting or in such manner as the Shareholders may determine.

65.2 The remuneration of an Auditor appointed by the Board to fill a casual vacancy in accordance with these Bye-laws shall be fixed by the Board.

66.       DUTIES OF AUDITOR

66.1 The financial statements provided for by these Bye-laws shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards.

66.2 The generally accepted auditing standards referred to in this Bye-law may be those of a country or jurisdiction other than Bermuda or such other generally accepted auditing standards as may be provided for in the Companies Act. If so, the financial statements and the report of the Auditor shall identify the generally accepted auditing standards used.

67.       ACCESS TO RECORD

67.1 The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto, and the Auditor may call on the Directors or Officers of the Company for any information in their possession relating to the books or affairs of the Company.

68.       FINANCIAL STATEMENTS

68.1 Subject to the following Bye-law, the annual financial statements and/or the auditor’s report as required by the Companies Act shall:

(a)	be laid before the Shareholders at the annual general meeting; or
(b)	be received, accepted, adopted, approved or otherwise acknowledged by the Shareholders by written resolution passed in accordance with these Bye-laws; or
(c)	in circumstances where the Company has elected to dispense with the holding of an annual general meeting, be made available to the Shareholders in accordance with the Companies Act in such manner as the Board shall determine.

68.2 If all Shareholders and Directors shall agree, either in writing or at a meeting, that in respect of a particular interval no financial statements and/or auditor’s report thereon need be made available to the Shareholders, and/or that no auditor shall be appointed then there shall be no obligation on the Company to do so.

69.	DISTRIBUTION OF AUDITOR'S REPORT

69.1        The report of the Auditor shall be submitted to the Shareholders in a general meeting.

70.       VACANCY IN THE OFFICE OF AUDITOR

70.1        The Board may fill any casual vacancy in the office of the Auditor.

VOLUNTARY WINDING UP AND DISSOLUTION

71.       WINDING UP

71.1 If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution, divide amongst the Shareholders in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in the trustees upon such trusts for the benefit of the Shareholders as the liquidator shall think fit, but so that no Shareholder shall be compelled to accept any shares or other securities or assets whereon there is any liability.

CHANGES TO CONSTITUTION

72.       CHANGES TO BYE-LAWS

72.1 Subject to Bye-laws 72.1, 72.3 and 72.4, no Bye-law may be rescinded, altered or amended and no new Bye-law may be made save in accordance with the Companies Act and until the same has been approved by a resolution of the Board and by an Ordinary Resolution.

72.2 Notwithstanding the foregoing (and subject to Bye-law 72.3), Bye-law 2.3, Bye-law 2.4, Bye-law 2.5, Bye-law 37, Bye-law 40.2, Bye-law 49.2, Bye-law 71, this Bye-law 72 and Bye-law 74 may not be rescinded, altered or amended until the same has been approved by a resolution of the Board and by a Special Resolution.

72.3 At any time when, and for so long as, the Company is listed on the Exchange, any proposed amendment to the provisions in these Bye-laws that relate to the following Shareholder protections:

(a)	the requirement that the Company must hold an annual general meeting of Shareholders and the timing requirements for annual general meetings of Shareholders must comply with the requirements of the Exchange;
(b)	the requirement that shares shall not be issued until the consideration for the share is fully paid in money or in property or past services (including a definition of “property” that is substantially similar to Section 25(5) of the Canada Business Corporations Act);
(c)	the prohibition on the issuance of shares for consideration in the form of promissory notes and/or services to be performed;
(d)	the requirement that shares of the Company be issued for fair market value and a provision for recourse against the Board if shares are issued for less than fair market value;
(e)	the requirement that each Director, irrespective of class, has the same voting rights; and (f) the requirement that all shares of the Company be fully paid and non-assessable, must in order to be effective be approved by the Shareholders and by the same threshold as would be required under the Canada Business Corporations Act.
72.4	For long as the Company is listed on any Exchange, the Company will not amend, alter or rescind any Bye-Law without the prior written approval of the applicable Exchange.

73.       CHANGES TO MEMORANDUM OF ASSOCIATION

73.1 No alteration or amendment to the Memorandum of Association may be made save in accordance with the Companies Act and until same has been approved by a resolution of the Board and by a Special Resolution.

73.1 For long as the Company is listed on any Exchange, the Company will not alter or amend the Memorandum of Association without the prior written approval of the applicable Exchange.

MISCELLANEOUS

74.       DISSENT RIGHTS

74.1        A holder of shares of any class of the Company may dissent if the Company resolves to:

(a)	amend these Bye-laws to add, change or remove any provisions restricting or constraining the issue or transfer of shares of the Company;

(b)	amend its Memorandum of Association to add, change or remove any restrictions on the business or businesses that the Company may carry on;
(c)	amalgamate with another company (other than a subsidiary of the Company);
(d)	be continued under the laws of a jurisdiction outside of Bermuda; or (e) sell, lease or exchange all or substantially all its property.
74.2	A holder of shares of any class or series of shares entitled to vote under Bye-law 12.1, may dissent if the Company resolves to amend, alter or abrogate all or any of the special rights attached to such class of shares.
74.3	In addition to any other right the Shareholder may have, but subject to Bye-law 74.20, a Shareholder entitled to dissent under this Bye-law 74 and who complies with this Bye-law 74 is entitled to be paid by the Company the fair value of the shares held by the Shareholder in respect of which the Shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the Shareholder dissents was adopted.
74.4	A dissenting Shareholder may only claim under this Bye-law 74 with respect to all the shares of a class held by the Shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting Shareholder.
74.5	A dissenting Shareholder shall send to the Company a written objection to a resolution referred to in Bye-laws 74.1 or 74.2:
(a)	at or before any meeting of Shareholders at which the resolution is to be voted on, provided that if such resolution is not adopted at such meeting the dissenting Shareholder's written objection shall be deemed to have been withdrawn; or
(b)	if the Company did not send notice to the Shareholder of the purpose of the meeting or of the Shareholder's right to dissent, within a reasonable time after the Shareholder learns that the resolution was adopted and of the Shareholder's right to dissent.

74.6        An application may be made to the Court after the adoption of a resolution referred to in Bye-laws

74.1 or 74.2:

(a)	by the Company; or
(b)	by a Shareholder if the Shareholder has sent an objection to the Company under Bye-law 74.5, to fix the fair value in accordance with Bye-law 74.3 of the shares of a Shareholder who dissents under this Bye-law 74.

74.7	If an application is made under Bye-law 74.6, the Company shall, unless the Court otherwise orders, send to each dissenting Shareholder a written offer to pay the Shareholder an amount considered by the Directors to be the fair value of the shares.
74.8	Unless the Court otherwise orders, an offer referred to in Bye-law 74.7 shall be sent to each dissenting Shareholder:

(a)	at least 10 days before the date on which the application is returnable, if the Company is the applicant; or
(b)	within 10 days after the Company is served with a copy of the application, if a Shareholder is the applicant.

74.9        Every offer made under Bye-law 74.7 shall:

(a)	be made on the same terms; and
(b)	contain or be accompanied with a statement showing how the fair value was determined.
74.10	A dissenting Shareholder may make an agreement with the Company for the purchase of the Shareholder's shares by the Company, in the amount of the Company's offer under Bye-law 74.7 or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.
74.11	A dissenting Shareholder:
(a)	is not required to give security for costs in respect of an application under Bye-law 74.6; and
(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

74.12 To the extent that the Court sees fit, in connection with an application under Bye-law 74.6, the Court may give directions for:

(a)	joining as parties all dissenting Shareholders whose shares have not been purchased by the Company and for the representation of dissenting Shareholders who, in the opinion of the Court, are in need of representation;
(b)	the trial of issues and interlocutory matters, including pleadings and questioning;

(c)	the payment to the Shareholder of all or part of the sum offered by the Company for the shares;
(d)	the deposit of the share certificates with the Court or with the Company or its transfer agent;
(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them;
(f)	the service of documents; and
(g)	the burden of proof on the parties.

74.13        On an application under Bye-law 74.6, the Court may, if it sees fit, make an order:

(a)	fixing the fair value of the shares in accordance with Bye-law 74.3 of all dissenting Shareholders who are parties to the application;
(b)	giving judgment in that amount against the Company and in favour of each of those dissenting Shareholders;
(c)	fixing the time within which the Company must pay that amount to a Shareholder; and

(d)	fixing the time at which a dissenting Shareholder of an unlimited liability Company ceases to become liable for any new liability, act or default of the unlimited liability Company.

74.14        On:

(a)	the action approved by the resolution from which the Shareholder dissents becoming effective;
(b)	the making of an agreement under Bye-law 74.10 between the Company and the dissenting Shareholder as to the payment to be made by the Company for the Shareholder's shares, whether by the acceptance of the Company's offer under Bye-law 74.7 or otherwise; or
(c)	the pronouncement of an order under Bye-law 74.13,

whichever first occurs, the Shareholder ceases to have any rights as a Shareholder other than the right to be paid the fair value of the Shareholder's shares in the amount agreed to between the Company and the Shareholder or in the amount of the judgment, as the case may be.

74.15	Bye-law 74.14(a) does not apply to a Shareholder referred to in Bye-law 74.9(b).

74.16	Until one of the events mentioned in Bye-law 74.14 occurs:
(a)	the Shareholder may withdraw the Shareholder's dissent; or
(b)	the Company may rescind the resolution, and in either event proceedings under this Bye-law 74 shall be discontinued.
74.17	The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting Shareholder, from the date on which the Shareholder ceases to have any rights as a Shareholder by reason of Bye-law 74.14 until the date of payment.
74.18	If Bye-law 74.20 applies, the Company shall, within 10 days after:
(a)	the pronouncement of an order under Bye-law 74.13; or
(b)	the making of an agreement between the Shareholder and the Company as to the payment to be made for the Shareholder's shares,

notify each dissenting Shareholder that it is unable lawfully to pay dissenting Shareholders for their shares.

74.19	Notwithstanding that a judgment has been given in favour of a dissenting Shareholder under Bye-law 74.13(b), if Bye-law 74.20 applies, the dissenting Shareholder, by written notice delivered to the Company within 30 days after receiving the notice under Bye-law 74.18, may withdraw the Shareholder's notice of objection, in which case the Company is deemed to consent to the withdrawal and the Shareholder is reinstated to the Shareholder's full rights as a Shareholder, failing which the Shareholder retains a status as a claimant against the Company, to be paid as soon as the Company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Company but in priority to its Shareholders.

74.20	A Company shall not make a payment to a dissenting Shareholder under this Bye-law 74 if there are reasonable grounds for believing that (a) the Company is or would after the payment be unable to pay its liabilities as they become due, (b) the realizable value of the Company’s assets would by reason of the payment be less than the aggregate of its liabilities, or (c) is otherwise prohibited to do so under the Companies Act.

APPENDIX E

COMPARISON OF SHAREHOLDER RIGHTS UNDER ALBERTA LAW AND BERMUDA LAW

The Company is currently a corporation duly incorporated under the laws of the Province of Alberta and governed by the ABCA, as well as the Existing Articles and the Existing By-Laws, which are available on SEDAR+ at www.sedarplus.com.

Under Bermuda Law, the Bermuda Certificate, Memorandum and Bye-Laws would be the governing instruments of Gold Reserve Bermuda following the Arrangement. If the Arrangement is consummated, holders of Class A Shares (other than Dissenting Shareholders) at the effective time of the Arrangement will have their Class A Shares automatically converted, with no further action by the Shareholder, into an equivalent number of Gold Reserve Bermuda Shares. Other securities of the Company and other rights entitling the holder thereof to acquire securities of the Company shall automatically convert at the effective time of the Arrangement so as to entitle such holders to acquire an equal number of Gold Reserve Bermuda Shares or other securities of Gold Reserve Bermuda, as the case may be.

In general terms, the Companies Act provides greater flexibility to management through a company’s byelaws and generally lower shareholder approval requirements for corporate acts than under the ABCA. In many instances, as permitted under the Companies Act, the Bye-Laws of Gold Reserve Bermuda will use the flexibility granted by such provision in the Companies Act to expressly replicate the shareholder voting thresholds provided for in the ABCA. The following is a summary of certain principal differences that could materially affect the rights of holders of Gold Reserve Bermuda Shares, as a result of the differences between Bermuda Law and the ABCA or the differences between the Company’s Existing Articles and Existing By-Laws and the proposed Bermuda Certificate, Memorandum and Bye-Laws. Management of the Company believes this summary is accurate. It is, however, qualified in its entirety by the complete text of the relevant provisions of the Companies Act and other Bermuda Law, the ABCA, the Company’s Existing Articles and Existing By-Laws and the proposed Bermuda Certificate, Memorandum and ByeLaws. For a further description of the rights of the holders of Gold Reserve Bermuda Shares, see “Effects of the Arrangement”.

Vote Required for Certain Transactions

Under the ABCA, certain fundamental changes, such as certain amalgamations, continuances and extraordinary sales, leases or exchanges of all or substantially all of the property of a corporation other than in the ordinary course of business of the corporation, and other extraordinary corporate actions, including but not limited to, dissolutions, liquidations, and (if required by a court) arrangements, are required to be approved by special resolution. A “special resolution” is a resolution passed by a majority of not less than two-thirds (2/3) of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

The Companies Act sets out the requirements relating to, among others, the above-mentioned corporate actions under Bermuda Law, a summary of which is set out below.

In relation to mergers and amalgamations under Bermuda Law, pursuant to section 106 of the Companies Act, unless a company's bye-laws state otherwise, approval of no less than three-fourths (3/4) of those voting at a meeting of a company’s shareholders (where the quorum is present of at least two persons who together hold or represent at least one-third (1/3) of the shares of the company) is required. As permitted under the Companies Act, the Bye-Laws of Gold Reserve Bermuda will use the flexibility granted by such provision in the Companies Act to expressly replicate the voting threshold for approving a merger and amalgamation which currently applies to the Company under the ABCA as described above.

With respect to a Bermudan company’s continuance outside of Bermuda (referred to as discontinuance under the Companies Act), under section 132G of the Companies Act, unless a company’s bye-laws state otherwise, approval by way of a simple majority of the company's shareholders is required, provided that all shares (including any issued non-voting shares) shall carry the right to vote in such instance. Similar to the above, as permitted under the Companies Act, the Bye-Laws of Gold Reserve Bermuda will replicate the voting threshold for continuances which currently applies to the Company under the ABCA as described above.

In terms of sales, leases or exchanges of all or substantially all of the property of a company, the Companies Act does not include any provision requiring a company to seek the approval of its shareholders to give effect to such corporate action. However, the Bye-Laws will expressly require Gold Reserve Bermuda to obtain shareholder approval in such a circumstance, with the same approval threshold which applies to the Company under the ABCA.

With respect to liquidations, under sections 201 and 213 of the Companies Act, a company may be wound up voluntarily with the approval of a simple majority of its shareholders. The Companies Act permits a company to increase such threshold above the statutory position of a simple majority. Therefore, similar to the above, Gold Reserve Bermuda will expressly include in its Bye-Laws that the requisite approval threshold for a liquidation mirrors the ABCA.

With respect to schemes of arrangement under Bermuda Law, section 99 of the Companies Act provides that if a majority in number, representing three-fourths of the members or class of members present and voting either in person or by proxy at the meeting, agree to any compromise or arrangement, the compromise or arrangement shall, if sanctioned by the Bermuda Supreme Court, be binding on all the members or class of members and also on the company. Unlike in the other instances as referred to above, the Companies Act does not permit Gold Reserve Bermuda to change such shareholder approval threshold in its Bye-Laws.

Amendment to Governing Documents

Any substantive change to the governing law of a corporation under the ABCA, including but not limited to, as an alteration of the restrictions on the business or businesses that a corporation may carry on, a change in the name of the corporation or a change in the maximum number of shares that a corporation is authorized to issue, is required to be approved by a special resolution of shareholders. Other fundamental changes, including but not limited to an alteration of the rights, privileges, restrictions and conditions in respect of all or any of its shares is required to be approved by a special resolution of shareholders. The holders of shares of a class, or, in certain cases, of a series of a class, are entitled to vote separately as a class or series on a proposal to amend the articles in a manner that adversely affects such class or series.

Under Bermuda Law, a simple majority of votes will be required to make substantive changes to the constating documents of Gold Reserve Bermuda, including but not limited to, splitting of a class of shares where more than one class of shares is outstanding, a reduction of issued capital, increasing or decreasing the minimum or maximum number of directors, creating new classes of shares, changing shares of any class or series into a different number of shares of the same class or series, canceling a class or series of shares where there are no issued or outstanding shares of that class or series, adding any restriction on the business that Gold Reserve Bermuda may carry on; or adding restrictions on the transfer of shares. The procedures for the amendment of the governing documents of Gold Reserve Bermuda under Bermuda Law would differ to the procedures for the amendment of the Company’s governing documents under the ABCA. A summary of the procedure under Bermuda Law is set out below.

Under Bermuda Law, Gold Reserve Bermuda would be permitted to alter its Memorandum by resolution of a simple majority of its shareholders in a general meeting. If such alteration would otherwise allow Gold Reserve Bermuda the right to carry on any restricted business activity (as defined by the Companies Act), the consent of the Ministry of Finance of Bermuda would also be required. The Bye-Laws may be amended by the directors of Gold Reserve Bermuda, subject to the approval of the shareholders of Gold Reserve Bermuda at a general meeting. In the case of any amendment to the Bye-Laws, no approval from the Ministry of Finance of Bermuda is required. When seeking shareholder approval for an amendment to either the Memorandum or the Bye-Laws, Gold Reserve Bermuda would have the option to obtain such approval by way of a written shareholder resolution, as opposed to a resolution at a general meeting of its shareholders. In order to replicate the current position under the ABCA, certain prescribed ByeLaws may not be rescinded, altered or amended until the same has been approved by a resolution of the Board and by a special resolution of shareholders, and the Memorandum may not be altered or amended (other than in accordance with Bermuda Law) until same has been approved by a resolution of the Board and a special resolution of shareholders.

Dissent Rights

The ABCA provides shareholders with the ability to exercise a right of dissent to certain actions being taken by a corporation and require the corporation to purchase the shares held by such shareholder at the fair value of such shares, determined as of the close of the business on the last business day before the day on which the resolution from which the shareholder dissents was adopted. The dissent right is applicable where the corporation proposes to:

•	amend its articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of the class of shares held by such shareholder;
•	amend its articles to add, change or remove any restrictions on the business or businesses that the corporation may carry on;
•	amend its articles to add or remove an express statement establishing the unlimited liability of a corporation incorporated under the ABCA as an unlimited liability corporation;
•	amend its articles in certain prescribed manners that adversely affect a particular class or series of shares if the shareholder holds such class or series of shares;
•	amalgamate with another corporation, subject to certain exceptions;
•	be continued under the laws of another jurisdiction;
•	sell, lease or exchange all or substantially all of its property; or
•	approve an arrangement if the terms of the arrangement provide dissent rights.

Appraisal rights similar to the rights granted under the ABCA are generally not available under Bermuda Law, except in the case of (i) a merger or an amalgamation of a body corporate with another body corporate under sections 104 to 104C of the Companies Act, where a shareholder is not satisfied that fair value has been offered for their shares as part of such merger or amalgamation; (ii) a minority dissenting to a takeover under section 102 of the Companies Act; or (iii) a squeeze-out of a minority shareholder by a 95% or greater majority shareholder under section 103 of the Companies Act. However, the Bye-Laws of Gold Reserve Bermuda following the Arrangement will provide for substantially the same rights of dissent and appraisal as are available under the ABCA.

Oppression Remedy

Under the ABCA, a complainant of a corporation has the right to apply to court if:

•	any act or omission of the corporation or any of its affiliates effects a result;
•	the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner; or
•	the powers of the directors of the corporation or any of its affiliates are or have been exercised in a manner;

that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer. On such an application, the court may make an order to rectify the matters complained of.

Under section 111 of the Companies Act, any shareholder of a company that complains that the affairs of the company are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some of the shareholders, including such complaining shareholder, may petition the Bermuda Supreme Court. The Bermuda Supreme Court may make such order as it thinks fit, provided it is of the opinion that (a) the company's affairs are being, or have been, conducted in an oppressive or prejudicial manner, and (b) to wind up the company would unfairly prejudice those shareholders, but that otherwise is of the opinion that the facts would justify the making of a winding up order on just and equitable grounds. Such an order may provide for regulating the conduct of the company’s affairs in the future or for the purchase of shares of any of its shareholders by other shareholders of the company or by the company itself and, in the case of a purchase by the company itself, for the reduction accordingly of its capital, or otherwise.

Separate from the section 111 petition referred to above, Bermuda Law also provides that a company shall be wound up by the Bermuda Supreme Court if the Bermuda Supreme Court is of the opinion that it is just and equitable to do so. However, this is a generic right under section 161(g) of the Companies Act which is not specifically limited to instances of oppression. In addition, a shareholder may only make an application to the Bermuda Supreme Court under section 161(g) provided that they have held shares in their name for six months prior to seeking such an equitable winding up order. These provisions are available to minority shareholders seeking relief from the oppressive conduct of majority shareholders and the Bermuda Supreme Court has wide discretion to make such order as it thinks fit.

Except as set out above, all other claims against a company by its shareholders must be based on either statute or the general law of contract or tort applicable in Bermuda.

Derivative Action

Under the ABCA, a complainant may apply to the court for permission to (a) bring an action in the name and on behalf of a corporation or any of its subsidiaries, or (b) intervene in an action to which a corporation or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or subsidiary.

Derivative actions are available to shareholders under Bermuda Law pursuant to order 15, rule 12A of Bermuda's Rules of the Supreme Court 1985. Such a derivative action can be commenced by a registered shareholder of a company which has suffered a loss by filing a writ to the Bermuda Supreme Court. Once the proceeding is commenced, the shareholder must apply to the Bermuda Supreme Court for leave to continue such derivative action. This generally requires proving that the derivative action constitutes a reasonable and prudent course to take in the interest of the company. In addition, the shareholder must demonstrate “clean hands” (e.g., no acquiescence and that the shareholder is working in the best interests of the company), as well as show that the circumstances in question falls within one of four categories, namely that, in summary, (a) there has been a fraud on the shareholder minority by those in control of the company, (b) the directors of the company have acted beyond their powers (i.e. committed acts which are ultra vires or illegal), (c) the personal rights of shareholders (e.g. the rights to vote or attend meetings) have been infringed, or (d) the company has acted on a resolution which has not been properly passed.

Duties of Directors and Officers

Under the ABCA, in exercising their powers and discharging their duties, directors and officers must act honestly and in good faith, with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No provision in a contract, a corporation’s articles, a corporation’s bylaws or a resolution can relieve a director or officer of these duties.

The Companies Act also imposes a fiduciary duty on every director and secretary of a company to act honestly and in good faith with a view to the best interests of the company. The Bye-Laws of Gold Reserve Bermuda adopt the duties of honesty and good faith under the ABCA. Fiduciary duties are also imposed on officers under common law applicable in Bermuda and by any express provision in any contractual arrangements which are entered into between Gold Reserve Bermuda and such officers.

Appointment and Removal of Directors

Under the ABCA, shareholders may appoint or remove directors by ordinary resolution. However, a quorum of directors may appoint a director to fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles of the corporation. In addition, if the articles so provide, the directors may, between annual general meetings, appoint one or more additional directors of the corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual meeting of the corporation.

Under the Companies Act, the directors of a company shall be those persons elected or appointed by the shareholders at each general meeting of the company's shareholders or in any other manner as provided for in a company's bye-laws. Subject to anything expressly set out in a company's bye-laws, so long as a quorum of directors remains in office, any vacancy occurring in the board of directors may be filled by such directors as remain in office, including any vacancies in the board not filled at any general meeting of shareholders or vacancies created by an increase in the number of directors.

Indemnification of Officers and Directors

The ABCA allows a corporation to indemnify a director or officer, or former director or officer of a corporation or a person who acts or acted at the corporation’s request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and the director’s or officer’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director or officer in respect of any civil, criminal, administrative, investigative or other action or proceeding in which the director or officer is involved by reason of being or having been a director or officer of that corporation or body corporate, if:

•	the director or officer acted honestly and in good faith with a view to the best interests of the corporation, and
•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful.

Bermuda Law provides that Gold Reserve Bermuda may indemnify a director or officer in respect of any loss arising or liability attaching to such person by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the person may be guilty in relation to the company or any subsidiary thereof. Gold Reserve Bermuda may not indemnify its directors or officer against or exempt them from any liability that may arise as a result of fraud or dishonesty on the part of that person. Following the Arrangement, the Bye-Laws of Gold Reserve Bermuda will provide for the indemnification and exculpation of directors and officers that is substantially similar to what is provided for in the ABCA.

Meetings on Requisition of Shareholders

Under the ABCA, the board of directors on the requisition of one or more Shareholders holding in the aggregate not less than 5% of the issued and outstanding shares carrying the right to vote must call a general meeting of the corporation and, if the directors do not call a meeting within 21 days from the date of the deposit of the requisition, the requisitionists may call a shareholders’ meeting.

Bermuda Law provides that shareholders may requisition special general meetings of the shareholders. Such requisitioned shareholder meetings may be called only on the requisition of shareholders holding, at the date of the deposit of the requisition, not less than 10% of such of the paid-up capital of the company as at the date of the deposit carrying the right of voting at general meetings of such company. If the directors do not, within 21 days from the date of the deposit of the requisition, proceed duly to convene a meeting, the requisitionists, or any of them, representing more than one-half of the total voting rights of all of them, may themselves convene a meeting, but any meeting so convened shall not be held after the expiration of three months from said date.

Shareholder Proposals

Under the ABCA, the Company must give not less than 21 days’ and not more than 50 days’ notice of a meeting of Shareholders. In addition, generally, under the ABCA, a Shareholder who has owned at least 1% of the Class A Shares for at least six months and has the support of at least 5% of the Shareholders may submit to the Company notice of any matter related to the business or affairs of the Company that the Shareholder proposes to raise at a shareholder meeting (a “Proposal”). If a Proposal is submitted to the Company at least 90 days before the anniversary date of the previous annual meeting of Shareholders, then subject to certain conditions, the Company shall include the Proposal in the management information circular to be sent to Shareholders in connection with the meeting. A Shareholder is also entitled to discuss at a meeting any matter in respect of which the Shareholder would have been entitled to submit a Proposal. A Proposal may include nominations for the election of directors if the Proposal is signed by one or more registered or beneficial Shareholders representing in the aggregate not less than 5% of the shares of a class of shares of the Company entitled to vote at the meeting. These requirements for Proposals do not preclude nominations for the election of directors being made by any registered Shareholder, or proxy therefor, at a meeting of Shareholders.

Bermuda Law provides that a minimum of five days’ notice is required to be given of a meeting of the shareholders of a company. The Gold Reserve Bermuda Bye-Laws require that both annual general meetings and special general meetings be called by not less than 21 days’ notice. Under Bermuda Law, a resolution, including a resolution to elect a director, will only be put to a vote at a meeting of the shareholders of a company if: (i) it is proposed by or at the direction of the board of directors; (ii) it is proposed at the direction of the Supreme Court of Bermuda; (iii) the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting; or (iv) it is proposed on the requisition in writing of either: (a) any number of shareholders representing not less than 5% of the total voting rights of the company, or (b) not less than 100 shareholders. A requisition by the Shareholders must be deposited with the registered office of Gold Reserve Bermuda not less than six weeks before a shareholders’ meeting; provided that if the requisition has been deposited and an annual general meeting of shareholders is called for a date six weeks or less after such deposit, the requisition will be deemed to be properly deposited. These requirements preclude nominations for the election of directors being made by a Shareholder at a meeting of shareholders called to elect directors, unless the written requisition has been properly deposited as set forth above in advance of the meeting.

APPENDIX F

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Shareholder’s right to dissent

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)           amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)           amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)           amalgamate with another corporation, otherwise than under section 184 or 187,

(d)           be continued under the laws of another jurisdiction under section 189, or

(e)           sell, lease or exchange all or substantially all its property under section 190.

(2)	A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)	In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)  at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)	An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)  by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)	If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)  at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

(a)  be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10)	A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder

(a)  is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)  joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c)  the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)  the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)  the service of documents, and

(g) the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

(a)  fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)  fixing the time within which the corporation must pay that amount to a shareholder, and

(d) fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)	On

(a)  the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)  the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a)  the shareholder may withdraw the shareholder’s dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)	The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

(a)  the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)	Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)  the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.